
Follow-Up
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06013888

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Washtec

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4888 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐			

OICF/BY: dw

DAT : 6/1/06



2005 ANNUAL REPORT

Unaudited translation for convenience purposes only

AR/S
12-31-05

82-4788

WashTec

SALES, EARNINGS, EMPLOYEES

Year	Sales in EUR million
2001	256.2
2002	235.5
2003	241.1
2004	211.8
2005	225.8

Sales in EUR million

Year	Earnings before taxes in EUR million
2001	-4.3
2002	-16.1
2003	-23.9
2004	1.0
2005	15.0

Earnings before taxes in EUR million

Year	Average number of employees in the year
2001	1,764
2002	1,688
2003	1,600
2004	1,361
2005	1,309

Average number of employees in the year

←
Key figures

**WashTec
Yesterday,
today,
tomorrow**

HISTORY, STATUS QUO AND FUTURE OF WASHTEC


High
From 2006
:: International expansion
:: USA acquisition
:: Organic growth in core markets
:: Continue to focus on growth in Eastern Europe
2005
:: Stabilisation (e. g. SAP introduction, capital increase)
:: Preparation for further growth (e.g. Austria, Italy)
:: Introduction of new products
:: Conclusion of ongoing restructuring projects (e. g. production site consolidation in Augsburg, outsourcing, reorganisation of sales and service in Germany)
Focus on growth
2003/2004
:: New management team
:: Production sites reduced from six to four
:: Reduction in working capital
:: Increase in efficiency in marketing and sales
:: Process reengineering (EUR 25 million cost reduction)
Low
High
Proportion of restructuring
Low

MISSION STATEMENT

We offer our customers outstanding products and services which allow them to [illegible] successfully and build [illegible] business. As a market-[illegible] [illegible] we aim to provide the best offering in [illegible] segments. Rapid and efficient processes, [illegible] employees and a sound capital [illegible]

KEY FIGURES OF THE GROUP

In EUR million	2005	2004	2003	2002	2001
Sales	225.8	211.8	241.1	235.5	256.2
Domestic	92.7	90.2	111.9	99.6	112.7
Abroad	133.1	121.6	129.2	135.9	143.5
EBITDA	26.1	21.4	−1.0	5.5	25.0
EBIT	19.4	9.1	−15.7	−7.5	13.5
EBT	15.0	1.0	−23.9	−16.1	4.3
Net earnings	9.4	−3.2	−18.0	−14.1	1.6
Earnings per share EUR*	0.81	−0.42	−2.37	−1.85	0.21
Cash flow	58.3	18.1	0.0	8.4	−10.8
Investments	12.3	7.2	4.2	10.8	10.4
Balance sheet total	182.5	170.1	206.7	224.4	246.1
Equity	49.3	4.0	7.2	25.5	40.1
Employees**	1,309	1,361	1,600	1,688	1,764



With around 30,000 installed car wash systems worldwide*, the WashTec Group is the world's leading provider of solutions for car wash. Our offering ranges from financing through development, production, delivery and installation of car wash systems to the service and operation of complete wash system networks. With the highest number of installations by far, a nationwide sales and service network with subsidiaries in Europe and the USA, and sales partners in around 60 countries, WashTec is clearly the market leader.

Our customers are global acting mineral oil companies and small and medium-sized petrol stations, car dealers, independent operators of car wash systems, supermarket chains and hypermarkets. The product range comprises roll-over washing systems, wash conveyors as well as commercial car wash systems, self-service washes and water reclaim systems.

WashTec has more than 1,300 employees in Germany and its subsidiaries in the core markets in Europe and the USA. Together, they allow WashTec to constantly extend its position as the "leading partner in car wash business" and successfully transfer its business model to other markets.

We would like to present a few of these employees and highlight the contribution they make to the success of the WashTec Group in this Annual Report.

* Roll-over washing systems, wash conveyors, commercial car wash systems and self-service washes

CONTENTS

WashTec–Leading Partner in Car Wash Business

Joint Management Report WashTec AG and the Group

Annual and Consolidated Financial Statements

Additional Information

TO OUR SHAREHOLDERS

Thorsten Krüger
Spokesman of the Management Board



Dear Shareholders, Business Partners, Colleagues and Friends of our Company,

In 2005, we have placed WashTec on a firm footing in all areas.

We are able to celebrate a dynamic financial year with you: in 2005, we have placed WashTec on a solid base in all areas.

The upturn in the first half of the year continued to gather momentum right up until the end of December. In 2005, sales of the WashTec Group rose by 6.6% – from EUR 211.8 million in the previous year to EUR 225.8 million. Earnings before taxes (EBT) grew exponentially, climbing from EUR 1.0 million to EUR 15.0 million. The improvement in returns is even more pleasing. We set ourselves a return target of 10% (operating EBIT margin) for the 2005 financial year as a whole – and had already achieved this by the end of the third quarter! After adjustment for non recurring effects and phantom stocks, the operating EBIT margin at the end of December was as high as 13.1%.

Three reasons for WashTec's success:
- *Our customers*
- *Our products*
- *Our structures*

To what can we attribute WashTec's success?

Our customers. Demand for WashTec products developed very encouragingly over the course of the past financial year. Our customers–mineral oil companies and wash system operators–made further investments in their washing business and chose us for new or replacement investments. As market leader in Europe, the largest market for car wash equipment, WashTec is number one in the car wash business. We would like to thank our customers for the confidence they have placed in WashTec, and thus in our products and services. We regard this as an incentive to improve further.

Our products. WashTec offers a balanced product portfolio covering all key market segments. The sales driver in 2005 was new business in roll-over washing equipment; sales of the roll-over systems SoftCare Juno und Evo – launched at the end of 2004 – developed extremely well over the course of the year. In 2005, we launched two further innovations based on the SoftCare platform. Our new double roll-over system SoftCare Takt has complemented the premium segment since the second quarter and SoftCare Bravo was added to the basic segment in the third quarter. Sales figures show that these two innovations were also extremely well received by the market.

Our structures. The restructuring of production facilities was concluded with the construction of a further production facility. Following the combination of production capacities and the reorganisation of production methods, production is concentrated on one site in Augsburg, a move that has resulted in improvements in cost efficiency. In connection with the introduction of an integrated IT system, we started to readjust our entire workflow organisation; this applies in particular to supply chain processes. In Germany, we bundled sales and servicing into a single reporting unit that is divided into four branches. The aim is to improve market penetration, the key proximity to customers. Our major customers are serviced by central key account management. Since 1 May, we have also been represented in Austria through a subsidiary with a nationwide sales and service network that employs around 20 staff. A healthy order book in service and new business confirms that this was the right move and that our customers value our local presence.

An optimised product portfolio and new structures will help us further extend our leading market position in the core markets. However, we also aim to follow the expansion of our global customers. We therefore sounded out the US market extensively in 2005 and now have a local presence in this market since the acquisition of Mark VII, number three in the US market for car wash equipment. The acquisition has allowed us to tap into a market with major growth potential, in which we intend to establish ourselves as market leader in the medium term.

We intend to further extend our leading market position in our core markets. In the USA, following the acquisition of Mark VII, we intend to become market leader in the medium term.

Many thanks to all our employees and our shareholders who helped make 2005 such a successful financial year for WashTec.

At this point, we would like to express our sincere gratitude to our employees whose high levels of personal commitment have resulted in the successful implementation of numerous projects. Your commitment – as can be seen from the positive business figures – has paid off!

We would also like to thank our shareholders. We are delighted that you supported our capital increase so positively – the subscription rate of 99.9% speaks for itself. The capital increase concluded at the start of August enabled us to increase our equity ratio from 2.4% to 27.0% and significantly reduce our liabilities, thereby providing us with considerable room for manoeuvre. WashTec's shares turned in an above-average performance: the share price rose continuously, climbing from EUR 3.10 at the end of 2004 to EUR 10.85 on the final trading day of the year under review. This corresponds to a rate of increase of more than 350%. Since 20 September, WashTec shares have been listed on the Prime Standard and enjoy a higher profile on the capital markets. The free float increased significantly following the placement of several share packages by existing shareholders at the beginning of 2006. Our aim is inclusion in the SDAX.

How will we build on this successful financial year for WashTec?
We will continue to work on our cost-efficiency, and will identify and tap further potential on an ongoing basis. At automechanika 2006, the world's largest industry trade fair, we will present a wide range of product innovations in all segments.
We intend to extend our market position in all markets. In established markets, we will further develop our market approach in a customer-orientated manner. We also intend to capture new markets and realise further growth potential in future.
As number one in the worldwide car wash business, we will accompany our global customers in all the world's markets and support them with our high quality product and service quality.

As you can see, exciting times lie ahead. We will be delighted if you will continue to support our development as an innovation, market and return on investment leader in the 2006 financial year.

Thorsten Krüger
Spokesman of the
Management Board

Jürgen Lauer



Thorsten Krüger (Dipl.-Ing.), *1964
Spokesman of the Management Board
Sales, Service, Marketing and Development

Thorsten Krüger has a degree in mechanical engineering. After completing his studies, he began his professional career at Jungheinrich AG, Hamburg before moving to Wap-Reinigungssysteme GmbH, Bellenberg. Prior to his appointment to the Management Board of WashTec AG in July 2003, he was Managing Director of Alto Deutschland GmbH and also a member of group management for the Alto Group in Denmark, an international manufacturer of cleaning appliances. In his most recent position at the Alto Group, he was responsible for Europe-wide logistics, production and procurement.

Jürgen Lauer (Dipl.-Betriebswirt/MBA), *1964
Finance, IT, Law, HR, Supply Chain

Jürgen Lauer is a graduate in business (Diplom-Betriebswirt) and holds a degree in business administration (MBA). Prior to his appointment to the Management Board of WashTec AG in January 2003, he was an independent management consultant. Mr Lauer started his career at Jungheinrich AG, Hamburg. From there he transferred to Wap-Reinigungssysteme GmbH, an international provider of cleaning technology (high-pressure cleaners, vacuums, floor cleaners, self-service car wash systems). Following the successful reorganisation, he became co-partner as part of a management buy out.

REPORT OF THE SUPERVISORY BOARD

Alexander von Engelhardt
Chairman of the Supervisory Board



Dear Shareholders,
Ladies and Gentlemen,

The Supervisory Board gained a detailed insight into all the key business events and developments of the WashTec Group. Transactions for which the approval of the Supervisory Board is required were examined, addressed with the Management Board and resolved on.

In financial year 2005, the Supervisory Board was regularly informed about the developments of the business and the position of the Group based on timely written and verbal reports by the Management Board. It also supervised the management activities of the Company's Management Board. The Management Board reported to the Supervisory Board in writing about the course of business on a monthly basis. The Management Board also provided additional reports upon request. In line with its authorization, the Supervisory Board reviewed further Company documents. Corporate planning and the Company's strategy were reviewed in detail in meetings and deliberated with the Management Board. The Supervisory Board subsequently received a written account of the strategy and corporate planning adopted from the Management Board. The Supervisory Board gained a detailed insight into all the key business events and developments of the WashTec Group. Transactions for which the approval of the Supervisory Board is required were reviewed, addressed with the Management Board and resolved on. In financial year 2005, this mainly included the financing and capital structure of the WashTec Group as well as resolutions regarding investments and disposals. Where required, reports on transactions which could affect the profitability or liquidity of the Company were also discussed in extraordinary meetings.

A total of 13 ordinary and extraordinary meetings of the Supervisory Board were held in the 2005 financial year.

In financial year 2005, 13 ordinary and extraordinary meetings of the Supervisory Board took place overall, four of which were held as conference calls. There was at least one meeting in every quarter. The meetings were focused oncurrent business developments, corporate planning, comparison of actual versus budgeted financials and the respective interim financial statements. This also included the status of the risk management system, internal audit activities and the refinancing and capital increase of WashTec AG. In addition to this, the position of the WashTec Group vis-à-vis its competitors and its future strategic direction were discussed with the Management Board. The Supervisory Board dealt at length with the decision regarding the future of SSI Corp and the opportunities offered by entering the US market. In this regard, the market potential of the US market and the possibility of an acquisition were intensively discussed. The consultations also focused on the sale of land with the buildings of the former Schöllkrippen production facility. In addition to this, the Supervisory Board also consulted and resolved on the assertion of the Company's claim for damages against former Management Board members. Another topic at one of the meetings was the review of the efficiency of the Supervisory Board. All members of the supervisory board attended all supervisory board meetings.

The Supervisory Board dealt at length with the decision regarding the future of SSI Corp and the opportunities offered by entering the US market.

The Chairman of the Supervisory Board also discussed the Company's position and its further development in one-on-one talks with the Management Board outside the meetings of the Supervisory Board. One member of the Supervisory Board is responsible for Finance activities due to his special knowledge and experience in the application of accounting principles and internal control procedures. Another member's responsibility focuses on marketing and sales. All three Supervisory Board members then provided detailed reports of their one-on-one talks with the Management Board in plenum.

In the year under review, no conflicts of interest arose for the Supervisory Board members. Efficiency and professional competence resulted from the cooperation of the members of the Supervisory Board. A detailed report on corporate governance can be found in the Annual Report on pages 30–35.

Efficiency and professional competence were features of the cooperation in the Supervisory Board.

The Supervisory Board was reduced to three members by an amendment to the Articles of Association at the 2004 Annual General Meeting–an appropriate number for the size of the Company. Supervisory Board committees were no longer required as a result of this reduction.

The management structure was already rearranged and restricted to two Management Board members in financial year 2004 due to the restructuring largely completed. In financial year 2005, the employment contracts of the Management Board members were renewed and both Management Board members were reappointed for three years. The remuneration of the Management Board members is presented in more detail in the Corporate Governance Report on pages 30–35.

The annual financial statements of WashTec AG prepared by the Management Board as well as the consolidated financial statements and combined management report of WashTec AG and the Group as at 31 December 2005 have been audited by Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Munich, which was appointed as auditor of the annual and consolidated financial statements. Ernst & Young has issued an unqualified audit opinion in respect to those financial statements. Ernst & Young also audited the annual financial statements of the subsidiaries outside Germany. The Supervisory Board commissioned the auditor to examine several key audit elements. The auditor reported directly to the Supervisory Board on its specific audit findings.

As part of the audit of WashTec AG's annual financial statements, the auditor also had to assess whether the Management Board had set up a monitoring system so that potential risks jeopardising the Company's existence can be discovered. With respect to the monitoring system, the auditor declared that the Management Board had taken the measures required in accordance with Article 91 (2) of the Aktiengesetz (AktG–German Public Companies Act) and that these are suitable to identify developments which may endanger the Company's continued existence in due time.

The audited annual financial statements of WashTec AG, the audited consolidated financial statements and the combined management report as at 31 December 2005 were presented to all members of the Supervisory Board in a timely manner to carry out their own review. The audited annual financial statements and the combined management report were the subject of the Supervisory Board meeting on 20 March 2006 adopting the accounts. The Management board also provided a detailed report on the profitability of the Company during this meeting. The Management and Supervisory Board also resolved on the proposal for the use of the retained earnings on the Supervisory Board meeting adopting the accounts. The auditor attended the meetings preparing and adopting the year-end-results and reported to the Supervisory Board on the results and on the key elements of its audit. All questions to the members of the Supervisory Board were fully answered. The Supervisory Board approved the result of the audit and examined the annual financial statements of WashTec AG as well as the consolidated financial statements and the combined management report. This examination by the Supervisory Board did not result in any objections. The Supervisory Board approved the annual financial statements of WashTec AG and the consolidated financial statements, both prepared by the Management Board, in its meeting adopting the accounts. The annual financial statements of WashTec AG are thus approved.

2005 was a successful year for WashTec AG, in which the Company was once again placed on a firm footing.

For WashTec AG and the entire Group, financial year 2005 was a successful year in which the Company returned to solid grounds, enabling accelerated growth in the future. The Supervisory Board thanks all employees and the Management Board for their outstanding work.

Alexander von Engelhardt
Chairman of the Supervisory Board

HIGHLIGHTS 2005





Exhibition Autopromotec, Bologna



SoftCare Takt



Q1

- Revitalisation of the Italian subsidiary–successful participation in the Autopromotec exhibition, Bologna
- WashTec first quarter operating EBT positive for the first time
- Positive development in the area of roll-over systems: increase in sales compared with prior-year period
- Start of SAP implementation in Augsburg

Q2

- Start-up of subsidiary in Austria with nationwide sales and service network–establishment of a sales organisation focusing on the growth market in Eastern Europe
- Annual General Meeting–capital increase resolved: share capital increased by EUR 20 million to EUR 40 million.
- Long-term refinancing of working capital loans under the management of Hypo- und Vereinsbank AG
- Complementing the product portfolio in the Premium segment: introduction of SoftCare Takt


SoftCare

SoftCare Bravo



Manufacture of roll-over systems, Argonstrasse, Augsburg

Q3

- Continuing dynamic sales and earnings development: target return for 2005 reached ahead of plan: operating margin of 10%
- Capital increase successfully completed: equity ratio as of September 30, 2005 at 26%
- Inclusion in Prime Standard
- Complementing the SoftCare family in the Basic segment: introduction of SoftCare Bravo

Q4

- Adoption of medium-term strategy
- Exclusive negotiations for acquisition of a US manufacturer of carwash systems
- Stepped-up investor relations activities: participation in Equity Forum, mandating of a designated sponsor
- Restructuring of production facilities successfully concluded: production concentrated at one location in Augsburg using new assembly methods

STRATEGY – WASHTEC GLOBAL CAR WASH POWER

WashTec – Global Carwash Power

Within three years, WashTec AG has transformed itself from a business requiring fundamental restructuring and generating double digit losses into a company generating high returns.

As number one in the global car wash business, we intend to accompany our global customers in all the world's markets and support them with our unique product and service quality.

We have a three-pronged strategy:

We have a three-pronged strategy:

- *Extension of our market leadership and development of new growth markets*
- *New products and expansion of the product range*
- *Increase in efficiency of processes*

Extension of our market leadership and development of new growth markets: WashTec is the clear market leader in Northern and Central Europe. In Southern and Eastern Europe and in North America, we intend to accelerate our market expansion further. In Asia, we want to establish structures suited to needs of the market in the medium term. A global presence on site provides ideal proximity to all our customers.

New products and expansion of the product range: product development is one of WashTec's core competences. We see the introduction of new and innovative products as well as complementing our existing product range as essential to convince the market with innovative solutions and enable our customers to generate profitable growth in their carwash business.

Increase in efficiency of processes: we have introduced a number of important steps to substantially improve process quality and cost structures. We will also constantly endeavour to identify and leverage potential to strengthen our competitive edge.

Continuation of successful cost-cutting measures planned

The company has made excellent progress in cutting costs in recent years. Many of the measures implemented in 2005 will have their full effect in the current financial year, further improving our cost structures. Examples here include merging of the plants in Augsburg, linked with investments in modern production methods and the introduction of SAP. In 2006, we will focus our efforts on projects in the areas of production, procurement and Pan-European logistics as well as on the Group-wide roll-out of SAP.

In 2006, we will focus our efforts on projects in the areas of production, procurement and Pan-European logistics as well as on the Group-wide roll-out of SAP.

Further product and market initiatives underway

The products in the SoftCare family introduced for the first time in 2004 and 2005, such as SoftCare Evo, Juno, Takt and Bravo, have been very well received by the market. In 2006, we intend to introduce a new roll-over machine in the basic segment, specifically developed for sites with a smaller number of washes and with few requirements in respect of program diversity. We also plan new launches in the areas of car wash conveyors, truck washes, and self-service technology.

In 2006, we intend to introduce a new roll-over machine in the basic segment, specifically developed for sites with a small number of washes and with few requirements in respect of programme diversity.

WashTec intends to offer innovative products and services in all segments and thus provide the washing business with renewed impetus.

Optimally prepared for further growth

With around 20,000 car wash systems installed in the core European markets, in which we are represented through our own companies, we are the undisputed number one in Europe. We are the market leader both in terms of sales and the number of installed systems as well as the size and quality of our service and sales network. Most European markets continue to be dominated by replacement business, in which we enjoy above-average participation thanks to our high number of installations.

We have direct access to our customers in the core markets through our own organisations. More than 80% of our sales are generated by our own organisation. This allows us to implement uniform international framework agreements with multinational mineral oil companies. At the same time, our field service means we are available for our customers on site and can guarantee high system availabilities. For us, further growth will entail establishing nationwide sales and service organisations network in all markets and competent contact partners for our customers at the same time.

For us, further growth will entail establishing a nationwide service network in all markets and competent contact partners for our customers at the same time.



Oslo
Akersberga
Hedehusene
Zoetermeer
Great Dunmow
Dublin
Brussels
Luxembourg
St. Jean de Braye, Cedex
Burgdorf
Lisbon
Telde
Casablanca
Barcelona
Casale Monferrato
Borgo
Arvada, Denver
Helsinki
Tallinn
Kaunas
Krakau
Prague
Nitra
Vienna
Törökbalint
Ljubljana
Zagreb
Sofia
Istanbul
Augsburg
Limassol
Athens
Sarajevo
Belgrade
Lebanon
Givat Shmuael
Doha
Dubai
Muscat
Khanna
Moscow
Minsk
Kiew
Bucharest
Teheran
Manama
Shanghai
Seoul
Hong Kong
Bangkok
Quezon City
Petaling Jaya
Singapore
Jakarta
São Paulo
Buenos Aires
Alexandria
Auckland

- *Head office*
- *Subsidiaries*
- *Sales partners*

Austria – bridge to Eastern Europe

Our newly established subsidiary in Vienna is not only responsible for the Austrian market, but also serves as a gateway to Eastern Europe. We have established the resources required in our organisation to develop the markets and play an above-average role in their market growth. The prospects in these markets are very good, as both the economy and prosperity levels are growing – and thus the number of vehicles, petrol station networks and car wash systems.

Southern Europe – strengthening our presence

Our market share in Southern Europe is too small. Here we will strengthen our resources and actively develop the markets with products specifically tailored to suit their needs.

WashTec – on the way to becoming a global supplier

We are excellently positioned to meet the challenges posed by international expansion.

On 19 January 2006, we announced the acquisition of Mark VII Equipment LLC, the number 3 in the US market for car wash systems. The acquisition is an important step towards becoming a global supplier of car wash systems. Its strong positioning in the market, complementary product portfolio and dynamic earnings growth over recent years make Mark VII the ideal partner for WashTec. During the course of our long-standing business relationship, we have been convinced by the company's quality of management, the products and the customer relations. Our leading technology in friction roll-over systems will enable us to play an above-average role in growth on these markets. Our global customers from the mineral oil industry are also present in this market and have provided strong support for our market entry.

Asia & Pacific – attractive in the medium term

In the medium to long term, the Asia-Pacific region offers major growth potential. The number of vehicles continues to soar.

At present, particularly in Asia, the market volume is limited as a result of low wages, the number of vehicles, which is still relatively small, and the high importance of manual washing. However, in the medium to long term, the Asia-Pacific region offers major growth potential. The number of vehicles continues to soar. In light of the increasing importance of the Asian markets, WashTec will consider establishing a local presence in Asia, and will extensively sound out the Chinese market in particular.

Goals 2006

Cost reduction	Product and market initiatives	Preparation for further growth
Sustained improvement of cost structures Effects from plant structure concept 2005 Effects from in- and outsourcing 2005 Reduced non-recurring effects Additional projects for cost reduction implemented	Roll-over systems: Introduction of a new roll-over system line Innovations in all product segments: introduction of new wash conveyor components Austria/CEE Continue to focus on growth with a specifically sales oriented organisation	USA Integration of Mark VII On-site assembly of Softwash roll-over systems Southern Europe Expansion Italy Expansion Spain Asia Verifying the markets



Strategic Guidelines

- **Customer Focus**
  Long-term customer relations through excellent support for our customers with profitable and cost-optimized operation of your washing system thanks to the best possible availability and best quality at the best price-performance ratio.

- **All-in-one Solution**
  Intelligent and comprehensive solution for the entire washing business thanks to many years of market knowledge, combined with innovative products to meet customer requirements in all market segments.

- **Quick and Measurable Key Processes**
  Clearly defined processes and management systems ensure that customer requirements can be realized quickly and cost-efficiently. Achieving the set requirements is continually examined.

- **Employees**
  Integration of entrepreneurial employees into the strategic development of the group.

- **Growth**
  Growth in key and developing markets through optimized use of market potentials driven by an improved sales structure and a comprehensive product portfolio.

- **Environment and Safety**
  Environmental and health protection, as well as safety at the work place are a priority in all areas. Commitment by all employees to continuous improvement.

- **Financial Solidity**
  Sound Balance Sheet Structures, high cashflows, return on investment leader of carwash industrie.

MarkVII, USA – a new member of the WashTec family

After Europe, the USA are the second-largest market for car wash systems in the world. The market volume (installed base of roll-over washing equipment) continued to grow constantly over the last five years. The installed base is more than 40,000 units, with the number set to increase further. While nearly all roll-over washing equipment in Europe uses friction, touch-free high pressure roll-over systems are used in around 70% of cases in the US market. Similar to Europe, business is also conducted in the car wash conveyors, self-service technology and commercial car wash system product segments.

After Europe, the USA is the second-largest market for car wash systems. While nearly all roll-over washing systems in Europe use friction, touch-free high pressure roll-over systems are used in around 70% of cases in the US market.

In the USA, we operate in a market with a large number of competitors. While we have three main competitors in Europe, we compete with more than 30 suppliers in the USA. The market leader has a market share of less than 20%.

Our customers from the mineral oil industry also operate in the US market. Compared with Europe, independent investors ("jobbers and dealers") play a greater role here.

Mark VII, a company domiciled in Denver, Colorado, has been our exclusive sales partner for WashTec "friction" roll-over systems in the USA since 2003. The company was founded in 1966 and produces touch-free high pressure roll-over systems and self-service technology on site. Customers in the USA are serviced through a long-standing nationwide sales and service network comprising our own sales force and more than 50 authorised dealers. Goods and services are also exported to Asia and Australia. Mark VII generates the majority of its sales through touch-free high pressure roll-over systems. Mark VII is thus the number 2 in this segment in the US market.

Source: Market data: Datamonitor

MARK VII



Sustainability as a value driver and competitive advantage

WashTec AG is committed to environmental protection through its sustainable business model. In mechanical car washes, water and other materials, including shampoo and oil, circulate in a closed system and are thus prevented from entering the ground water. Water reclaim systems help to significantly reduce the consumption of fresh water – to as little as 10 litres per wash compared with 150 litres per wash in systems that do not recycle water. WashTec offers mechanical, biological and chemical water reclaim systems for all car wash systems.

In Germany, our systems satisfy legal environmental regulations and, in using less fresh water, provide an environmentally-friendly alternative to manual car washes, which have been prohibited under German legislation. We are also encountering increasing regulation in markets with less stringent environmental standards or where water is scarcer. This will result in further potential for mechanical car washes and water reclaim systems. Environmental requirements are already becoming increasingly stringent in Northern Europe, and a ban on manual washing is also being discussed in other countries. In Scandinavia WashTec already was awarded with "White Swan" environmental prizes for particularly environmentally-friendly water reclaim systems and car wash systems.

We are assuming that the requirements in respect of water recycling and water recovery will continue to increase due to growing shortages of water resources. Thanks to our products we are ideally equipped to deal with these challenges.

AquaX® water recycling system

The taper facilitates a constantly reducing flow velocity and provides an excellent deep-bed filter effect.

The principle: Contaminated water flows through a gravel aggregate bed and thenrises more slowly through a sand-filled positioned above.

Coarse-grained material cannot block the tank inlet; the fine material also holds back the finest particles.


Filtering
To tank
Fine gravel
→ Low filter rate
→ Very good water quality
Flow follows the external contour
Coarse gravel
→ High filter rate
Backwashing
To sludge collector
Valve
Circulating flow
Gravel recirculation
Strong turbulence
Separation of current
Very high flow rate




WASHTEC – MARKET LEADER



YULIA TATYNSKA

Trainee, Area 1, Austria and Eastern Europe

"I am glad that WashTec's management has identified the major potential in the Eastern European and CIS countries for WashTec products. I was involved in organising a symposium for Russian and Ukrainian mineral oil companies in Augsburg. Over 20 representatives from local and international companies attended speeches, visited sites and discussed the potential in their countries. In my opinion, WashTec has everything it takes to be number one there: high quality products, modern organisation and the right strategy for these countries. I am highly motivated to play an active role in the process of implementing this strategy".


WASHTEC – INNOVATION LEADER


Hochdruck
Schaum
Unterboden

RÜDIGER HIRSCHMANN
Development Construction Manager for Roll-over Systems

"Our team developed the SoftCare range and complemented it with SoftCare Bravo and SoftCare Takt in 2005. This provides WashTec with the state-of-the-art system range in the wash equipment market. Our innovation is driven by benefits to the customer. When it comes to new developments, we try to combine our broad company know-how with smart approaches to be able to offer customers new features for their washing business. This year we focused on the development of a basic system, which we will present at *automechanika*, the world's largest industry trade fair in September in Frankfurt".

WASHTEC'S SHARES

Karoline Kalb
Investor Relations



2005 an encouraging trading year

Overall, the capital markets worldwide have developed strongly in the previous financial year, including German capital markets The DAX closed at 5,408.26 points at year-end, up more than 25% on its annual opening. This was a sign that investors were more bullish with regard to German capital market and thus in German shares.

Table of key data for WashTec shares

ISIN	DE0007507501
Number of shares	15.2 million
Share capital	EUR 40 million
Market segment	Prime Standard
Bloomberg/Reuters code	WSU/WSUG.DE

Positive share price development in 2005

WashTec's shares turned in an above-average performance.

The development in 2005 of WashTec AG's shares was particularly strong. They clearly outperformed the benchmark index. Following an annual low of EUR 3.26 in May and an annual high November 30, 2005 of EUR 11.00 on 5 December 2005, the shares were quoted at EUR 10.85 as at the end of 2005. This results in a share price performance of 350% over the year 2005.

The positive share price development reflected the operational success of the Company. It shows that investors are noticing, and rewarding, the Company's successful restructuring and its increased Investor Relations activities. The fact that the share price rose steadily, despite the number of shares being doubled as a result of the rights issue in the second half of the year, is particularly noteworthy. Performance of the shares was above-average, especially after release of the quarterly results.

Performance of the WashTec share price in 2005 compared with the SDAX (indexed)


€ 15.78 *
400%
350%
300%
€ 11.00 *
250%
200%
150%
€ 3.26 *
100%
Jan. Feb. March April May June July Aug. Sept. Oct. Nov. Dec. Jan. Feb.
WashTec SDAX * XETRA
2006

Successful capital increase

In June, the 2005 Annual General Meeting resolved by a large majority to increase the capital by EUR 20 million to EUR 40 million by issuing 7.6 million shares at a ratio of one new share for every share outstanding. This resolution was implemented by the Company in July. On 18 July, the Executive and Supervisory Boards of WashTec AG resolved execution of the capital increase at a subscription price of EUR 5.00.

The Company's capital structure is once again on a solid base following the capital increase. Net proceeds from capital increase of around EUR 36 million.

Based on adoption of the resolution by WashTec AG's Annual General Meeting, Cazenove AG and die Commerzbank AG as the lead banks of the transaction underwrote a total of 4,761,970 shares under an obligation to offer them to WashTec shareholders at a one for one ratio. Another 2,838,030 shares were underwritten by the shareholders Achernar Vermögensverwaltung GmbH, Augias Vermögensverwaltung GmbH and Edelmar Vermögensverwaltung GmbH in line with their subscription rights in exchange for non-cash contributions.

With a subscription rate of 99.9% overall, WashTec AG successfully concluded its capital increase in August 2005. The demand for new shares was extremely high, both during the subscription period and in the placement of non-subscribed shares. The trading of the new shares successfully commenced on 9 August 2005. They carry full dividend rights for financial year 2005.

The Company received around EUR 36 million net proceeds from the capital increase strengthening WashTec AG's equity base. The proceeds from the capital increase were used to repay significant amounts of the subordinated loan granted to the Company.

Changing shareholder structure

Free flaot has significantly increased at the beginning of 2006. WashTec's aim is inclusion in the SDAX.

At the end of the previous financial year, WashTec AG had issued 15,200,000 shares. The shares were quoted in the Prime Standard.

Over the course of the year under review and following the end of the period under review, there were fundamental changes in the shareholder structure.

In 2005, the voting rights of Decker Vermögensverwaltung GmbH fell below the threshold of 5%. The shares of the Sterling Investment Group were transferred to IED – International Equity Development GmbH. Cycladic Capital Management announced at the end of the year that its voting rights amounted to 10.6%.

Following the end of the period under review, Henderson Global Investors and the shareholders of Edelmar Vermögensverwaltung GmbH, Achernar Vermögensverwaltung GmbH and Augias Vermögensverwaltung GmbH sold their investments in WashTec AG, Augsburg, to various institutional investors. Threadneedle Asset Management Limited announced that its share of voting rights had exceeded the reporting threshold on 14 February 2006 and that it now amounted to 11.1%.

Thus the majority of WashTec AG's shares are in the free float. The liquidity of the shares is expected to rise substantially. This supports our aim of establishing WashTec in the SDAX in the medium term.

Shareholder structure as at 28 February 2006


Powe Capital Ltd. 6.2%
IED – International Equity Development GmbH 8.9%
Free float 63.2%
Cycladic Capital Management Ltd. 10.6%
Threadneedle Asset Management Ltd. 11.1%

Source: Announcements in accordance with Paragraph 15a of the German Securities Trading Law (WpHG).

Active investor relations

In 2005, the Investor Relations activities of the Company were stepped up substantially. As at 20 September 2005, WashTec was admitted to the Prime Standard. We had already fulfilled all the reporting requirements before admission. Along with the detailed quarterly reports, the shareholders of WashTec AG were informed of all key events promptly and on an ongoing basis through numerous press releases and ad hoc disclosures.

Significant increase in interest in coverage of WashTec shares from , Czanove, MM Warburg, Merill Lynch, HSBC Trinkaus&Burkard, Hypo- und Vereinsbank AG and Berenberg Bank.

Mandating a designated sponsor in October is intended as a measure to improve the tradability of the shares. Since then, the trading volume on XETRA increased significantly. Our aim is inclusion in the SDAX in the medium term.

Research coverage of WashTec has clearly increased since the beginning of 2005. Cazenove, MM Warburg, Merrill Lynch, HSBC Trinkaus & Burkhardt, Hypo- und Vereinsbank AG and Berenberg Bank researched WashTec AG, issuing Buy recommendations, and have been reporting on the Company constantly since then.

At the Equity Forum held by Deutsche Börse and KfW Mittelstandsbank in November, we introduced the Company and our strategy at a presentation attended by a large number of analysts. 2005 was also dominated by numerous one-on-ones during our roadshows in Frankfurt, London, Vienna and Zurich.

The financial press also reported more often and in more detail on WashTec AG than in previous years due to the positive operational development of the Company and on the occasion of the release of results press conference, the capital increase and the admission to the Prime Standard in the previous financial year. We continue to work on WashTec and WashTec shares being constantly covered in the financial press.

Current data on WashTec shares and detailed information on the WashTec Group and its products can be found at www.washtec.de. All the reports, press releases, presentations and further background information about the Company can be downloaded here.

Primary data of WashTec shares

		2005	2004	2003
Annual closing price	EUR	10.85	3.10	1.26
Annual high	EUR	11.00	4.65	2.60
Annual low	EUR	3.26	1.26	0.80
Number of shares on 31 Dec.	in million	15.2	7.6	7.6
Market capitalisation on 31 Dec.	EUR million	164.9	23.6	9.6
Development over the year	%	350	146	–10
Earnings per share	EUR	0.81*	–0.42**	–2.37**

*Weighted average of shares issued: 11,653

** Shares issued: 7.6 million

CORPORATE GOVERNANCE AT WASHTEC

Corporate Governance Report

The Executive and Supervisory Boards of WashTec AG support the objectives of the German Corporate Governance Code that encourages responsible, transparent corporate management and supervision leading to sustainable shareholder value.

WashTec AG meets almost all the recommendations of the German Corporate Governance Code as amended on 2 June 2005 (hereinafter "the Code"). After careful consideration, we decided not to implement all the changes of the German Corporate Governance Code from 2005. Instead, we will continue to apply corporate governance where it suits the size, the type and the structure of our Company.

WashTec AG meets almost all the recommendations of the German Corporate Governance Code as amended on 2 June 2005 (hereinafter "the Code"). Deviations from individual recommendations of the Code were disclosed in the Declaration of Compliance dated 13 December 2005 by the Executive and Supervisory Boards. In the past financial year of 2005, WashTec AG further extended its application of the corporate governance principles in line with the new version of the Code.

After careful consideration, we decided not to implement all the changes of the German Corporate Governance Code from 2005. Instead, we will continue to consistently apply corporate governance where it suits the size, the type and the structure of our Company.

Corporate and management structure

In financial year 2005, the corporate structure was organised in line with the redistribution of management and monitoring duties. The Management Board divisions were reorganised. The first and second reporting levels below the Management Board were realigned. In this regard, sales and service in Germany were combined under one responsible unit; a new sales region focusing on Austria and Eastern Europe and a strategic service department were formed. A subsidiary was established in Austria on 1 May 2005. The business operations of the Canadian subsidiary SSI Corp. were discontinued at the end of the year. In February 2006, WashTec AG acquired Mark VII Equipment LLC, Denver, Colorado, USA as part of an asset deal.

The first and second reporting levels below the Management Board were realigned. In this connection, sales and service in Germany were combined under one responsible unit; a new sales region focusing on Austria and Eastern Europe and a strategic service area were formed.

Shareholders and the Annual General Meeting

To make it as easy as possible for shareholders to take part in the Annual General Meeting, WashTec AG offers its shareholders the opportunity to authorise a proxy bound by instructions and appointed by the Company before the Annual General Meeting.

In 2005, WashTec AG provided all the documents relevant for the Annual General Meeting on the internet in German and in English. Thus in relation to the Annual General Meeting, WashTec AG's homepage also offers a comprehensive information platform – not just for national investors, but also for international ones. WashTec AG does not transmit the Annual General Meeting over the internet. The corresponding suggestion of the Code under section 2.3.4 is not complied with owing to the related costs.

Management Board

The responsibilities and duties of the Management Board were reallocated because of the modified corporate structure. Service activities are now part of the responsibilities of the Management Board's Spokesman, Mr Krüger, who thus became responsible for sales, marketing, service and development. In a countermove, Supply Chain activities shifted to Mr Lauer, who is thus responsible for finances, IT, legal issues, human resources and supply chain.

The remuneration established by the Supervisory Board of the Management Board members takes into account the duties of the respective Management Board member, his personal performance and the performance of the Management Board overall. It also considers the economic position, success and future prospects of the Company and the Group with reference to the comparable environment. The remuneration of the Management Board members is made up of a fixed salary and variable components.

The remuneration established by the Supervisory Board of the Management Board members takes into account the duties of the respective Management Board member, his personal performance and the performance of the Management Board overall. It also considers the economic position, success and future prospects of the Company and the Group with reference to the comparable environment. The remuneration of the Management Board members is made up of a fixed salary and variable components. The variable remuneration components include annually payable components linked to business performance and components with a long-term incentive effect and risk elements. An individually agreed phantom stock option plan is in place for the Management Board members holding office and a former Management Board member for remuneration with a long-term incentive effect and risk elements. The terms and conditions of the phantom stock plan do not provide for any possibility of limitation for extraordinary, unforeseen developments. The concrete form of the phantom stock option plan and information on the value of the stock options are published both in the Annual Report (notes: The Companies Executive Bodies) and on the internet.

We do not act on the recommendation of the Code, which goes beyond this, to publish a breakdown of the Management Board remuneration (section 4.2.4 of the Code). The "Gesetz über die Offenlegung der Vorstandsvergütungen" (VorstOG – Management Board Remuneration Disclosure Act) from 3 August 2005 introduced an obligation for listed companies to publish a breakdown of Management Board remuneration in the notes to their annual and consolidated financial statements in the event that their annual general meetings do not resolve to suppress this information. The Executive and Supervisory Boards believe that a breakdown of each individual Management Board member's remuneration encroaches too heavily upon the privacy of the persons concerned. They shall therefore present a corresponding proposal for resolution to the next Annual General Meeting. Capital market participants should also be able to examine the appropriateness of the Management Board remuneration from information about the total remuneration of the Management Board. The Supervisory Board annually examines the appropriateness of both the remuneration system's structure and the remuneration of the Management Board as a whole and the individual Management Board members.

The Supervisory Board

The remuneration of the Supervisory Board is determined in Article 8.16 of the WashTec AG Articles of Association. As a result of the Annual General Meeting resolution on 23 June 2004, performance-related remuneration was introduced for the Supervisory Board from financial year 2005 based on earnings per share. Fixed payments were reduced by one third to EUR 10,000 per financial year. Simple variable remuneration for financial year 2005 amounted to EUR 32,800. In accordance with Article 8.16 of the WashTec AG Articles of Association, the Supervisory Board Chairman received twice the amount of the fixed salary and variable components and the Deputy Chairman received one and a half times the amount.

Supervisory Board members	Fixed salary	Variable remuneration
	in EUR	in EUR
Alexander von Engelhardt (Chairman)	20,000	65,600
Robert A. Osterrieth (Deputy Chairman)	15,000	49,200
Michael Busch	10,000	32,800

The Supervisory Board further developed the methods first applied in 2004 to evaluate its own activities. Findings from this were incorporated into the ongoing activities in 2005 (section 5.6 of the Code). This critical self-evaluation will also be continued over the next financial year.

The D&O (directors and officers' liability insurance) policy concluded for the members of the Supervisory and Management Boards does not provide for a deductible. The Supervisory and Management Boards have a self-evident duty to act responsibly. We believe that a deductible would not increase the motivation and commitment of the Supervisory and Management Boards further. The premium for the D&O insurance policy attributable to the Supervisory Board is borne by the members of the Supervisory Board themselves.

Transparency

In 2004, WashTec AG had already begun to implement the looming legal requirements and changes from the Anlegerschutzverbesserungsgesetz (AnSVG – German Investor Protection Improvement Act) dated 28 October 2004. A list of insiders was set up. In accordance with the new insider legislation, WashTec AG has explained to and informed all the persons included on the insider list about the new legal situation.

No member of the Supervisory or Management Board currently holds shares in WashTec AG.

The group of managers falling under the disclosure duties in the case of transactions in the shares and derivatives of WashTec AG was expanded in line with the legislation. If transactions have to be reported by managers (directors' dealings), these are published on the internet. There were no such reported transactions in 2005.

The shareholdings of the Supervisory and Management Board members are published both in the Annual Report and on the internet at www.washtec.de (section 6.6 of the Code). No member of the Supervisory or Management Board currently holds shares in WashTec AG.

Accounting and auditing

Consultations of the Supervisory Board regarding the annual and consolidated financial statements for financial year 2005 were in the presence of the auditor. The auditor also attended the Supervisory Board meeting in which the recommendations of the Supervisory Board were discussed and the financial statements were approved and adopted. None of the Supervisory Board members have a business or personal relationship with the Management Board which could cause a conflict of interest.

In 2005, WashTec AG substantially reduced the periods up to publication of the consolidated financial statements and the interim reports. With the exception of the half-yearly report, the quarterly reports were published within the 45-day period recommended by the Code. For financial year 2006, WashTec AG shall endeavour to comply with the recommendations of the Code in respect of all publication periods for consolidated financial statements and interim reports.

The Declaration of Compliance issued by the Executive and Supervisory Boards of WashTec AG on 13 December 2005 can be found following this report. In future, corporate governance declarations that are no longer up to date will also remain accessible via the Company's homepage for a period of five years.

Corporate governance declarations that are no longer current will also remain accessible via the Company's homepage for a period of five years.

WashTec AG
Management Board, Supervisory Board

Further information on the corporate governance of WashTec AG and the current version of the Declaration of Compliance can be found at www.washtec.de.

WashTec AG, Augsburg
Declaration of Compliance in accordance with Article 161 of the *Aktiengesetz* (AktG – German Public Companies Act)

The Management Board and Supervisory Board hereby declare that WashTec AG complied with all the recommendations of the German Corporate Governance Code in the version dated 21 May 2003 since the issue of its most recent declaration of compliance on 16 December 2004 until 20 July 2005 and has complied with and complies with the version of the Code dated 2 June 2005 since 21 July 2005. This has applied and will continue to apply with the exception of the following:

1. The D&O (directors and officers' liability) insurance policy concluded by the Company for the Management Board and the Supervisory Board has not provided for and does not provide for a deductible (section 3.8 of the Code). The premium for the D&O insurance policy attributable to the Supervisory Board is borne by the members of the Supervisory Board themselves.

2. Non-current versions of the declaration of compliance have not yet been made available on the Company's website since the revision of the Code; but will be made available on the Company's website for five years in future (section 3.10 of the Code).

3. As part of the remuneration paid to the Management Board, the Company has operated and operates virtual stock option plans for the members of the Management Board as a component of their service contracts on an individually-agreed basis. However, the plan has not provided and does not provide for any limitation possibilities in respect of extraordinary, unforeseen developments (section 4.2.3 [2] of the Code).

4. The remuneration of members of the Management Board has not been and is not reported by component in the consolidated financial statements. Similarly, the remuneration of members of the Management Board has not been disclosed on an individual basis (section 4.2.4 of the Code).

5. The *Gesetz über die Offenlegung der Vorstandsvergütungen* (VorstOG–Management Board Remuneration Disclosure Act) from 3 August 2005 introduced an obligation for listed companies to publish a breakdown of Management Board remuneration in the notes to their annual and consolidated financial statements in the event that their annual general meetings do not resolve to suppress this information. The Executive and Supervisory Boards believe that a breakdown of each individual Management Board member's remuneration encroaches too heavily upon the privacy of the persons concerned. They shall therefore present a corresponding proposal for resolution to the next Annual General Meeting.

6. As the Company's Supervisory Board has consisted of and consists of only three members, no committees have been or will be formed (sections 5.3.1 and 5.3.2 of the Code). Consequently separate remuneration for chairmanship and membership of Supervisory Board committees has not been and is not paid (section 5.4.5 old version, 5.4.7 revised version of the Code).

7. Since a corresponding amendment to the Articles of Association as a result of a resolution by the Annual General Meeting on 23 June 2004, the Supervisory Board has received a performance-related remuneration component since 1 January 2005 in addition to the fixed salary (section 5.4.5 old version, 5.4.7 new version of the Code).

8. The interim report as at 30 June 2005 was not made publicly available within 45 days of the end of the period under review (section 7.1.2 of the Code). However, the interim reports as at 31 March 2005 and 30 September 2005 were published within the 45-day deadline recommended by the Code. For financial year 2006, WashTec AG will endeavour to comply with the recommendations of the Code in respect of all publication periods for consolidated financial statements and all interim reports.

Augsburg, 13 December 2005

WashTec AG
Management Board and Supervisory Board

WASHTEC –

RETURN ON INVESTMENT LEAD



JÖRG MIELKE

Supply Chain Project Manager, Augsburg

"In 2005, my most important project was combining the production of two Augsburg production sites into one. Since August, we have been producing all SoftCare roll-over systems in Augsburg on Argonstrasse. We have built a new facility and thoroughly renovated the existing ones. New production methods have enabled us to reduce our need for space by 30% and, at the same time, to cut the hours required for production of a roll-over system by more than half. This year my focus is on improving production at Mark VII".

WASHTEC – MARKET LEADER


KANSA
LUXE



ANDREAS MÜNZER
Service Technician at WashTec Cleaning Technology GmbH, South branch

"Service is one of our strengths – customer satisfaction comes first for us. In my 12 years at WashTec, I have taken part in over 20 certified in-house training courses. We are also in constant contact with manufacturing, construction and the production specialists. You can talk to us: we are grateful if a customer tells us what the problem is. Of course there are problems sometimes, but we work hard on this – and we get better and better".

MANAGEMENT REPORT OF WASHTEC AG AND THE GROUP

1. Business and General Terms and Conditions

1.1 Organisational Structure of the WashTec Group


WashTec AG
100%
WesuRent Car Wash Marketing GmbH 1)
100%
WashTec Holding GmbH
100%
WashTec Cleaning Technology GmbH 1)
100%
VPL Verbundpartner Leasing GmbH 1)
WashTec France S.A.S., F
WashTec UK Ltd., GB
California Kleindienst Ltd., GB 4)
WashTec A/S, DK 6)
WashTec Cleaning Technology GmbH, A 3)
WESUMAT Belgium S.A., B 4)
WashTec Cleaning Technology España S.A., E 4)
WashTec Benelux B.V., NL 2)
WashTec Biltvättar AB, S 4)
Wesumat Inc., USA
WashTec SRL, I 5)

1) *Controlling and profit and loss pooling agreement*
2) *Subgroup with California Kleindienst Administrative B.V., Zoetermeer, NL and WashTec Benelux N.V., Brussels, Belgium whose earnings are contained in the financial statements of WashTec Benelux B.V., Zoetermeer, NL.*
3) *Wesumat Fahrzeugwaschanlagen Ges.mbH, Vienna, Austria changed its name to WashTec Cleaning Technology Ges.mbH, Vienna, Austria*
4) *The company is currently inactive*
5) *Relocation of the company's registered office from Rome to Casale*
6) *Incl. industrial premises in Norway*

WashTec AG

As the Group's parent company, the WashTec AG assumes the traditional cross-sectional tasks of strategic corporate development, financial control, and risk management for its subordinated companies.

The Company does not perform operational activities. The net assets, financial position and results of operations originate exclusively from the activities performed by the subsidiaries, which will therefore be dealt with in more detail below.

The subsidiaries of WashTec AG are WashTec Holding GmbH and Wesurent Car Wash Marketing GmbH.

WashTec Holding GmbH

With the exception of the shareholding in Wesurent Car Wash Marketing GmbH, the WashTec Group's investments in operating companies are held by WashTec Holding GmbH, which is domiciled in Augsburg. Profit and loss transfer agreements are in place between WashTec Holding GmbH and VPL Verbundpartner Leasing GmbH and WashTec Cleaning Technology GmbH, but not between WashTec Holding GmbH and WashTec AG.

The product range comprises roll-over washing systems, commercial car wash systems, self-service washes and wash conveyors as well as auxiliary equipment and waste water treatment systems. Most of the sales are achieved with roll-over washing systems and service.

WashTec Cleaning Technology GmbH

The greatest share of the operating business is performed by WashTec Cleaning Technology GmbH, which is domiciled in Augsburg. This is where the main products of the WashTec Group are developed, manufactured, sold and serviced, The subsidiaries and independent foreign sales partners are also supplied and monitored from here.

Most products, which mainly comprise pre-fabricated components, are manufactured at the Augsburg production site. The Company also has another production site in Recklingshausen, which manufactures control units.

Foreign Subsidiaries

The WashTec Group is represented through its own subsidiaries in all key European markets. Subsidiaries in the UK, France, Belgium, Denmark, Norway, Italy and the Netherlands are responsible for selling and servicing the WashTec products. In 2005, the sales and service functions in Austria were also transferred from a commercial agent to an independent national subsidiary.

The Canadian subsidiary SSI Corp, which produced train washing equipment for the North American market, ceased operations at the end of the financial year.

VPL Verbundpartner Leasing GmbH

VPL Verbundpartner Leasing GmbH offers the WashTec Group's customers individual tools for financing WashTec products.

The activities of all the above-mentioned companies are summarised in the Notes to the Consolidated Financial Statements under "Cleaning Technology" division (Notes no. 40).

WesuRent Car Wash Marketing GmbH

Wesurent Car Wash Marketing GmbH handles the financing and operation of washing equipment on behalf of and for the account of large clients including medium-sized mineral oil companies. The company also offers numerous other services including profitability and site analysis. A profit and loss transfer agreement has been concluded between the WashTec AG and Wesurent Car Wash Marketing GmbH.

The activities of WesuRent are presented under "Systems" division in the Notes to the Consolidated Financial Statements (Notes no. 40).

1.2. Product Range of the WashTec Group

In 2005 the roll-over systems SoftCare Takt and SoftCare Bravo were introduced.

The product range comprises roll-over washing systems, commercial car wash systems, self-service wash systems, and conveyors, as well as the respective peripheral devices and water reclaim systems. WashTec also offers comprehensive service packages for the entire product life of the sold equipment. Roll-over wash systems and service are the major sales drivers.

Service (approx. 1/3 of sales)	■ Full Service ■ Call-out Service ■ Replacement parts
Products (approx. 2/3 of sales)	■ Roll-over wash systems ■ Self-service wash systems ■ Commercial car wash systems ■ Wash conveyors ■ Water reclaim systems
Facility Management	■ WesuRent Carwash Marketing
Financing schemes	■ VPL-Verbundpartner Leasing

The product range is divided in the three segments Premium, Classic and Basic in order to meet the different customer requirements optimally with respect to the number of washes and machine equipment.

The Company's aim is to offer high-performance and innovative products in all segments. In 2005, the product portfolio in the area of roll-over systems was renewed based on SoftCare Takt, a double roll-over system for the Premium segment, and on the SoftCare Bravo in the Basic segment. SoftCare Bravo replaces the CK 30.

	Application	Roll-over systems	Wash conveyors	Commercial car wash systems
Premium	For a high number of washes, with high requirements in respect of the washing result, equipment and programme diversity	SoftCare Juno SoftCare Takt	Chain longer than 25 m	MaxiWash Express
Classic	For professional operators with medium to high requirements in respect of options and the number of washes	SoftCare Pro SoftCare Evo	Chain 15 to 25 m	MaxiWash Pro
Basic	Segment for locations with smaller number of washes and lower requirements concerning options (service provider such as car dealers)	SoftCare Bravo	Chain shorter than 15 m	MaxiWash Intro

1.3 Production and Logistics

Since the end of 2005, the WashTec Group produces most of its systems in Germany in one location in Augsburg. Control units are manufactured at a further small production location based in Recklingshausen. Production primarily consists of assembly of pre-fabricated components. New assembly methods were introduced as part of the restructuring of production facilities. These involve flow-line production, in the course of which individual work steps are performed in production islands and are then passed on to the next island. Some operations, for example the assembly of self service systems, are also performed in some individual subsidiaries.

Long-term supply agreements are concluded with suppliers of key components. To optimise inventory maintenance, the WashTec Group utilises current methods including just-in-time delivery agreements and Kanban systems.

In the Group's supply chain organisation, all organisation units – from order clarification (availability check of individual parts) to the procurement of parts and order flow in production to the delivery of the systems – are combined under one responsible unit.

In 2005, inventories fell from EUR 30.2 million to EUR 29.0 million. Storage and logistics were optimised as part of the restructuring of production facilities. A further reduction in inventories is expected following the introduction of SAP and the optimization of the Europe-wide replacement parts logistics function.

Storage and logistics were optimised as part of the restructuring of production facilities. A further reduction in inventories is expected following the introduction of SAP and the optimization of the Europe-wide replacement parts logistics function.

The aims of our supply chain management are

- Orientation to the needs of the end customer
- Increase in customer satisfaction through needs-driven supply
- More rapid adaptation to changes in the market
- Avoidance of out-of-stock scenarios
- Reduction of inventories in the entire supply chain
- Cost benefits through joint optimisation of the supply process over several stages
- Simplification of flow of goods
- Reduction of delivery times
- Quality benefits

1.4 Overall Performance of the Economy

The profitability of the wash business operated by WashTec customers is primarily dependent on the sales generated by their car washes. Furthermore, the mineral oil companies' investment budgets are a major sales driver for WashTec. The investment behaviour of the customers did not significantly change compared with the previous year. The wash figures in Germany rose slightly despite an increase in petrol prices against the previous year.

The global economy developed only modestly in 2005. Real gross domestic product (GDP) in Germany grew by just 0.9%, compared with 1.6% in the previous year. A strong export performance provided key stimulus. The domestic economy remained weak.

The overall performance of the economy only has a limited influence on the investment behaviour of the key WashTec customers. The profitability of the wash business operated by WashTec customers is primarily dependent on the sales generated by car washes. Furthermore, the mineral oil companies' investment budgets are a major sales driver for WashTec. The investment behaviour of the customers did not significantly change compared with the previous year. The wash figures in Germany rose slightly despite an increase in petrol prices against the previous year. Major customers generally placed orders within the framework of approved budgets regardless of the age structure of machines. As a result, the continued weakness in the German economy only had a limited impact on WashTec.

The number of new vehicle registrations is still rising throughout Europe. Above-average growth rates are being recorded in Eastern Europe in particular. Overall, the market for wash systems remained stable in 2005.

Number of new vehicle registrations and number of cars in Germany 2003–2005


2003
3.24
53.7
2004
3.28
54.0
2005
3.31
54.5

new vehicle registrations | number of cars

source: Statistisches Bundesamt Deutschland, B&D Forecast

1.5 Regulatory provisions

Municipal statutes forbid the washing of cars on private property or on roads in Germany.

In each country in which it does business, the WashTec Group is subject to the applicable statutes and provisions in relation to its business. These include, in particular, provisions on technical safety and environmental protection, provisions concerning the reporting, registration, labelling and handling of chemicals, building provisions, labour law provisions, and industrial and occupational safety provisions. The most important and currently relevant provisions under German law are summarised below:

In Germany, carwash systems cannot be built and operated at all locations. Rather, provisions under building planning law must be complied with, e.g. construction and operation of a cleaning system in residential areas is not permitted. In mixed zoning, a cleaning system will be permitted only if neighbouring interests do not conflict therewith. In addition, there are particularities under roadway law (Straßenrecht) (e.g. the cleaning system may not impair the safety of road traffic). In Germany, municipal charters prohibit washing on private property or streets.

In addition, compliance with environmental provisions plays a significant role. In this respect, above all, environmental risks should be avoided during the washing procedure. The cleaning of a car is normally performed using ph-neutral biodegradable cleaning agents. State legal provisions and provisions under the German Water Resources Act stipulate requirements for the discharge of waste water. In addition, during each washing procedure there is the risk of the discharge of petrol or oil. Schedule 49 of the German Wastewater Regulation provides that "wastewater" from cleaning systems must be channelled into a circulatory system, e.g. by using water reclaim systems. The operation of a carwash system in Germany is no longer permitted for an indefinite period. While the strict time requirements of the German Shop Hours Act do not apply, restrictions are possible (differing from one German state to the next) due to the various legislation governing Sundays and public holidays.

In other nations in which the WashTec Group distributes its products, the regulatory provisions concerning carwashes are currently still less strict than in Germany. The enforcement of existing provisions or voluntary compliance therewith by the population differs depending on the relevant nation or municipality.

1.6 Quality and Environmental Management

WashTec offers biological, mechanical and chemical water reclaim systems for all systems to guarantee environmentally-friendly car washes.

High-quality products are the foundation of technical market leadership. Quality, safety and environmental protection are key components of the WashTec corporate philosophy. Every WashTec employee is responsible for quality within the scope of his/her duties. Quality management guarantees compliance with the quality standards and strategic goals.

WashTec operates an extensive management system for quality, the environment, safety and health protection that is audited at regular intervals by the German Technical Control Board (TÜV). WashTec thus meets the requirements of internationally recognised standards and is DIN ISO 90014, 14001 and SCC certified.

WashTec offers biological, mechanical and chemical water reclaim systems for all systems to guarantee environmentally-friendly car washes.

Management system	Certification/standard	Contents
Quality	**DIN ISO 9001:2000**	Guaranteeing processes from sales through engineering and production to service. Further systematic quality improvements are achieved by means of regular targeted analyses and preventative measures.
Environment	**DIN ISO 14001:2004**	Consideration of environmental aspects over the entire lifecycle of wash systems. Environmental protection achieved e.g. through selection of materials for wash plants, resource-saving production methods and adoption of environmentally-friendly practices by employees.
Safety at work/ Health protection	**SCC (Safety Certification Contractors)**	Creation of safe and ergonomic workstations. Including the implementation and monitoring of technical, organisational and personal protective measures focusing on service and assembly activities.

1.7 The Market

Although – with the exception of individual markets in Japan and South America – the WashTec Group markets its products globally through subsidiaries or sales partners, the Group generated approximately 96% of its sales in 2005 in Europe (including Germany). Europe therefore represents the single most important sales region for the WashTec Group. WashTec is represented in the core markets in Western Europe through its own subsidiaries and is present in a total of 60 countries through independent sales partners.

In 2005, most of the sales were achieved in Europe. WashTec is represented in the core markets in Western Europe through its own subsidiaries and is present in a total of 60 countries through independent sales partners.

The market for car wash systems in Europe is generally a stable replacement market. As a rule, the replacement cycle for roll-over systems is between five and ten years.

Customer Groups

The WashTec Group's customers are predominantly operators of wash systems who offer on-site car wash systems which make a significant contribution to these companies' earnings. These customers include global acting mineral oil companies, individual operators and operators of petrol station chains or car wash systems and supermarket chains. Other customer groups offer commercial car washes as a service free-of-charge to their customers or wash their own cars in order to maintain the value of their vehicle fleet. These customer groups include car dealers and garages, forwarding agencies and transport operators.

In the passenger car roll-over systems segment, WashTec's main customers are international mineral oil companies. Further important customers include other petrol stations, car dealers, supermarket chains and hypermarkets.

Competition

The European market for car wash systems is characterised by a small number of providers. According to its own surveys, WashTec is market leader and has an installed base of more than 20,000 systems in the core markets in Europe. In terms of sales and the installed base, the key competitors – who are significantly smaller than WashTec – are Otto Christ AG (Germany), Ceccato SPA (Italy) and Istobal SA (Spain). In 2003 and 2004, WashTec's market share fell slightly as a result of the active streamlining of the product portfolio implemented as part of the restructuring programme. The Company expects to have once again slightly expanded its market share in 2005.

The European market for car wash systems is characterised by a small number of providers. In terms of sales and the installed base, the key competitors – who are significantly smaller than WashTec – are Otto Christ AG (Germany), Ceccato SPA (Italy) and Istobal SA (Spain).

Key Market Drivers

Key Market Drivers:
- *Increase in the number of registered cars*
- *High profitability of the "car wash" business for the system operators*
- *Increasing tightening and implementation of environmental regulations*

- **Increase in the number of registered cars:** The number of newly registered cars continues to rise throughout the world; above-average growth rates are being recorded in Eastern Europe in particular. The ratio of private cars to car wash systems in Southern Europe is still significantly above the European average. These factors could – depending on overalleconomic developments and a shift in consumer behaviour towards increasingly automated car washes – provide new stimulus for the car wash business.

- **High profitability of the "car wash" business for the system operators:** The payback period for some investments in new systems can be very little.

- **Increasing tightening and implementation of environmental regulations.**

Significant Factors Impacting WashTec's Future Position as Market Leader

Significant Factors Impacting WashTec's Future Position as Market Leader
- *Installed machine base and service network*
- *Sales structure with key account management*
- *Product Range and Development Competence*

- **Installed machine base and service network**
  With around 20,000 installed roll-over systems, WashTec has by far the largest installed machine base in the core markets in Europe. In addition, with approximately 500 of its own service technicians in Europe, WashTec also clearly operates the largest European service network. The large installed base and own Europe-wide service network will play a key role in future business success in a market heavily characterized by replacement business.

- **Sales structure with key account management**
  A sales structure specifically tailored to the needs of key customers with a central key account organisation for major customers and own sales and service companies in core markets guarantee that international framework agreements can be implemented with a view to customer needs.

- **Product Range and Development Competence**
  Thanks to its central research and development department, WashTec is able to respond to customer requests rapidly and flexibly. The product families marketed by WashTec are by far the youngest machine generations on the market.

1.8 The Company's Management Systems

The following main instruments are used for the monitoring and management system:

- Extended monthly management board meeting with regional division heads
- Regular international meetings with all responsible parties of the operating companies
- Strategic and annual planning
- Regular reporting and forecasting, ongoing market analysis

Key Figures for Planning and Management of the Company

- Analysis of gross profit margin
- Regular analysis of operating results
- Working capital, in particular receivables and inventories: Inventories and inventory turnover
- Equity ratio and level of indebtedness
- Cash flow ratios

1.9 Research and Development

WashTec sees itself as an innovation leader. The research and development activities of the WashTec Group are intended to enhance the existing product offering, develop new wash systems and cater to the individual requirements of customers in respect of the design and programme procedures of their systems rapidly and efficiently. As the technology for car wash systems is relatively mature, research initiatives focus in particular on shorter lead times, varnish-saving treatment, the adaptation of wash systems to suit the ever-growing types of car shapes, the high availability of systems and the wishes of customers for more user-friendly car washes. Specific customer requests are recorded in customer workshops for the development of new wash technologies. The optimisation of production methods is expected to result in improved product quality and reduced production costs.

WashTec sees itself as an innovation leader. As the technology for car wash systems is relatively mature, research initiatives focus in particular on shorter lead times, varnish-saving treatment, the adaptation of wash systems to suit the ever-growing types of car shapes, the high availability of systems and the wishes of customers for more user-friendly car washes.

Development projects adopted by a strategic product committee with representatives from product management, procurement, sales, production and service and are monitored over the course of the entire project. A technical product committee with experts from Germany and abroad is responsible for the development of new technological solutions and concepts.

Examples of WashTec's Research and Development Initiatives

- The patented double roll-over system SoftCare Juno, currently the fastest wash system on the market.
- The varnish-saving wash material SofTecs®, which – unlike conventional polyethanol brushes or other wash materials – leaves no brush marks on the car.
- Control units for the operation of wash systems developed and produced in-house.

WashTec cooperates with various institutions and universities in the south of Germany in the areas of research and development.

WashTec attaches a high priority to the protection of its own innovations through the use of patents. The WashTec Group's patent strategy is aimed at the wide-ranging protection of innovations capable of securing the Company a unique position.

WashTec has a central research and development unit in Augsburg with around 40 employees.

In 2005, the capitalised development costs of the Group for the new generation of roll-over systems amounted to EUR 0.2m (previous year: EUR 0.4m). In addition, research and development costs totalling EUR 0.3m (previous year: EUR 0.2m) were expensed through the income statement.

SofTecs® came out on top in a comparison of wash materials by ADAC-Motorwelt.



1.10 Employees

The number of employees fell by 67 to 1,256 as a result of restructuring measures as of 31 December 2005. The reduction in staff numbers was agreed with the staff representatives; appropriate interest settlements and social plans were concluded in 2003 and 2005. 21 employees from the Austrian subsidiary are included in the employee statistics for the first time in 2005.

21 employees from the Austrian subsidiary are included in the employee statistics for the first time in 2005.

Number of Employees By Function As of the Balance Sheet Date

	31.12.2005	31.12.2004	Change
Sales and service	721	739	−18
Production, technology and development	371	429	−58
Finance and administration	164	155	9
Total	**1,256**	**1,323**	**−67**

Personnel expenses in the financial year totalled EUR 80.0m.

All key employees have contracts with fixed and variable remuneration components. The variable remuneration components are linked to the achievement of corporate targets as well as individually agreed targets.

Average Number of Employees – Annual Development


2001
1,764
2002
1,688
2003
1,600
2004
1,361
2005
1,309

2. Results of Operations

2.1 Key Projects of the WashTec Group in 2005

Key Projects in 2005:
- *Introduction of SAP*
- *Mobile connection of service technicians*
- *Restructuring of production facilities*
- *Refinancing of working capital loans*
- *Capital increase*
- *Product and market campaigns*
- *Realignment of sales structures*

In financial year 2005, the Company focused on the consolidation and optimization of business processes. The aim was to put the company on a solid base in all areas.

- **Introduction of SAP**
  Individual SAP modules have been progressively implemented in the areas of finance, logistics and sales since the beginning of 2005. Implementation in the service area and the gradual inclusion of subsidiaries is planned for the following years.

- **Mobile connection of service technicians**
  All service technicians in Germany have been equipped with mobile computers since the beginning of the year. The direct connection of the service technicians with the service centre will result in quicker and more efficient work processes.

- **Restructuring of production facilities**
  In Augsburg, production, which was previously performed at two production locations, was concentrated at one location in Argonstrasse at the end of the year. The merging of production shortens work paths, results in a noticeable improvement in the flow of material and facilitates the implementation of new assembly methods.

- **Refinancing of working capital loans**
  In June 2005, the short-term working capital loans granted to the Company were refinanced by means of a syndicated loan spread over several years. The loan agreements expire no earlier than 31 December 2008. The syndicated loans agreed by a banking syndicate led by Bayerische Hypo- und Vereinsbank AG amounts to EUR 75m. As a result, the Company's future interest burden will be significantly reduced, depending on the operating performance of the business.

- **Capital increase**
  The Company's equity base was significantly strengthened and major parts of the subordinated loan granted to the Company were repaid following the capital increase with a net issue volume of EUR 36m in August 2005. The subscription ratio of the capital increase was 99.9%.

Product and market campaigns

The product and market campaign launched in 2004 was continued in 2005. Customers responded very positively to the SoftCare Juno and SoftCare Evo machines launched in 2004 resulting in increases in sales compared with the previous year. In 2005, the SoftCare Takt double roll-over system and SoftCare Bravo system were introduced in the Premium and Basic segments respectively. All roll-over wash systems of the former product lines Softwash and CK have now been transferred to the SoftCare family product portfolio. More new products will be introduced in all product areas in 2006. These will be presented at *automechanika*, the world's largest industry trade fair, in September 2006.

Realignment of sales structures

In 2005, sales structures were realigned in order to improve market penetration. In Germany, sales and service were combined in four branches. A separate area focusing on the growth markets in Eastern Europe was also established.

The subsidiary in Italy was revitalised. In Austria, activities with our sales partner were discontinued and transferred to our own organisation. Our own sales and service organisations commenced operations in May 2005 and now offers a nationwide service. Using our own organisations enables us to cultivate the market in a much more professional manner. Customers are reacting extremely positively to the local presence, and this is reflected in a healthy order book in service and new business. The aim is to leverage existing potential in the developing markets in Eastern Europe more efficiently from Austria, and to play a role in the positive market development and market growth as market leader.

2.2 Situation of the Company and Development of Its Business

At EUR 225.8m, WashTec Group sales were 6.6% above the prior year (EUR 211.8m). This was particularly due to positive developments in the area of roll-over systems following the additions to the SoftCare family. Performance of other equipment (conveyors, commercial car wash systems and self-service wash systems) declined slightly compared with an exceptionally strong previous year. Full year service sales did not compensate for the weather-induced fall in sales in the first quarter and overall remained below the level of the previous year.

In Germany, sales increased to EUR 92.7m, a rise of EUR 2.5m compared with the previous year. The increase in sales of EUR 11.4m in the rest of Europe was due in particular to positive business developments in the core markets in sales and service subsidiaries. Sales of SSI Corp, Canada totalling EUR 3.8m were included in the sales for North America for the last time in 2005. The Company's business operations were discontinued at the end of the financial year.

Sales by Region in EUR m


Germany 92.7
Other 4.3
North America 5.5
Rest of Europe 123.3
Germany 90.2
Other 3.1
North America 6.6
Rest of Europe 111.9

Total 2005: 225.8 Mio.€

Total 2004: 211.8 Mio.€

Sales in EUR m


2001
256.2
2002
235.5
2003
241.1
2004
211.8
2005
225.8

In 2005, the cleaning technology division generated sales of EUR 222.5m (previous year: EUR 208.2m); sales in the systems division remained stable at EUR 3.6m (previous year: EUR 3.6m). As the majority of sales and income of the WashTec Group were generated in the cleaning technology division, the following explanations do not include the systems division unless stated otherwise.

As of the balance sheet date of 31 December 2005, the WashTec Group's order intake volume was higher than the previous year. The positive trend is continuing, as is demonstrated by the continued success of the market and product campaigns.

Earnings improved exponentially as a result of a further improvement in cost structures. The operating return target for the year as a whole was achieved after nine months only with an operating EBIT margin of 10.1% (adjusted for non-recurring effects). The operating EBIT margin for the whole year was 10.5%. This makes WashTec one of the best-performing companies in the area of machine construction in 2005.

Earnings improved exponentially as a result of a further improvement in cost structures. The operating EBIT margin for the whole year was 10.5%.

Earnings Before Interest and Taxes

Earnings before interest and taxes (EBIT) rose sharply against the previous year to EUR 19.4m (2004: EUR 9.1m). This was the result of an increase in earnings in the cleaning technology division from EUR 8.3m in the previous year to EUR 18.8m in 2005. Earnings in the systems division fell slightly from EUR 0.8m to EUR 0.6m. The successful restructuring programme is contributing to a permanent improvement in cost structures. For example, the assembly time for a roll-over system in the SoftCare range has been reduced by more than 50%.

The break-even point was significantly reduced. For the first time in its history, the Company reported positive earnings before the traditionally strongest last quarter.

Factors influencing the cost of materials ratio mainly included the modified product mix, changes in procurement prices as a result of general price increases as well as contrasting positive effects from procurement projects and changes resulting from technical product enhancements. In 2005, measures undertaken to reduce material expenses more than compensated for contrasting factors. The cost of materials ratio (as a percentage of sales) improved from 42.2% to 40.3%. The cost of materials contains non-recurring effects of EUR 0.9m. The gross margin adjusted for non-recurring effects amounted to EUR 134.5m in 2005 or 59.6% of sales (previous year: EUR 124.9m or 59.0%).

Personnel expenses increased from EUR 72.5m to EUR 80.0m. In comparison with the previous year, it should be noted that personnel expenses for 2004 contain a positive contribution of employees of EUR 2.2m from the collective reorganisation agreement. Personnel expenses for 2005 contain variable remuneration components for members of the management board totalling EUR 5.7m (previous year: EUR 0.6m) as a result of the positive share price development (virtual stock option plans, see Notes "The Company's Executive Bodies"). Social security contributions amounted to EUR 11.9m (2004: EUR 12.9m); expenses for phased retirement increased from EUR 1.1m to EUR 2.2m. Personnel expenses as a percentage of sales increased from 34.3% to 35.4% due to non-recurring effects. A reduction in the personnel expenses ratio is expected in 2006 due to lower special effects. In other respects, personnel expenses are expected to remain stable within the range of the expected wage increases.

Other operating expenses fell to EUR 31.9m (2004: EUR 32.9m). (For a breakdown, see Notes no. 34). In 2006, other operating expenses will contain expenses for the *automechanika* trade fair, which is held every two years, as well as expenses for the integration of Mark VII, USA.

Amortisation and depreciation fell from EUR 12.3m to EUR 6.7m. Goodwill is no longer amortised (2004: EUR 2.9m) following changes in IFRSs; extraordinary write-downs on property, plant and equipment of EUR 0.5m were required (2004: EUR 2.6m).

Adjusted Earnings

		2005	2004
EBIT	€ m	19.4	9.1
Extraordinary effects (excluding interest expense)	€ m	4.5	5.8
Adjusted earnings (EBIT)	€ m	23.9	14.9
Charge from phantom stock remuneration	€ m	5.7	0.6
Adjusted earnings (EBIT) without phantom stock	€ m	29.6	15.5

Non-recurring effects

		2005	2004
Other income (part of total operating performance)	€ m	-0.5	-3.4
Cost of materials	€ m	0.9	2.3
Personnel expenses	€ m	1.4	-0.1
Other operating expenses	€ m	2.1	4.4
Amortisation and depreciation	€ m	0.5	2.6
Interest expense/income	€ m	0.1	0.4
Total	€ m	4.5	6.2

Earnings Before Taxes in EUR m (EBT)

The financial result decreased from EUR 8.0m to EUR 4.4m due to the repayment of bank liabilities and changed conditions as a result of the refinancing of the working capital loans.

The financial result decreased from EUR 8.0m to EUR 4.4m due to the repayment of bank liabilities and changed conditions as a result of the refinancing of the working capital loans.

After the deduction of the financial result, earnings before taxes (EBT) were EUR 15.0m (2004: EUR 1.0m). This includes total non-recurring effects of EUR 4.5m (2004: EUR 6.2m).

Earnings Before Taxes in EUR m


2001
2002
2003
2004
2005
-4.3
-16.1
-23.9
1.0
15.0

Net Profit for the Year

Income taxes of EUR 5.6m comprise deferred taxes from loss carryforwards at German companies and cash taxes. Deferred taxes are calculated as previously using a tax rate of 40%. Other taxes relate to foreign subsidiaries and tax payments based on minimum taxation in Germany. Net profit for the period amounted to EUR 9.4m (2004: EUR –3.2m).

Earnings per share improved from EUR –0.42 (based on 7.6 million shares) to EUR 0.81 (2005 weighted average including capital increase of 11.653 million shares; previous year on the basis of this weighted average: EUR –0.28).

Results of operations

		2005	2004	Change
EBITDA	€ m	26.1	21.4	4.7
EBIT	€ m	19.4	9.1	10.3
EBT	€ m	15.0	1.0	14.0
Net profit/loss for the period	€ m	9.4	–3.2	13.5
Earnings per share*	€	0.81	–0.28	1.09

*Weighted average of issued shares

3. Net Assets and Financial Position

3.1. Net Assets

Net assets and financial position		2005	2004	2003	2002	2001
Non-current assets	€ m	78.5	75.1	81.6	94.0	99.6
Receivables, other assets	€ m	35.1	31.8	49.6	57.4	74.4
Inventories	€ m	29.0	30.2	37.2	39.3	42.0
Deferred tax assets	€ m	30.1	30.9	33.3	27.4	25.2
Liquidity	€ m	6.9	0.8	3.8	4.9	3.8
Other	€ m	2.9	1.3	1.2	1.3	1.1
Equity	€ m	49.3	4.0	7.2	25.5	40.1
Provisions	€ m	42.8	34.4	34.4	19.8	16.6
Liabilities	€ m	84.0	127.1	162.6	178.0	189.3
Deferred income	€ m	6.4	4.6	2.5	1.0	0.1
Total assets	**€ m**	**182.5**	**170.1**	**206.7**	**224.3**	**246.1**

The total assets of the WashTec Group increased from EUR 170.1m to EUR 182.5m. This was attributable in particular to an increase in property, plant and equipment as a result of investments made within the framework of the restructuring of production facilities, the introduction of SAP and an increase in receivables as a result of the growth in the business volume and the increased cash in hand due to the changed financing structure.

Further reductions in inventories are expected to be achieved in the medium term due to increased transparency and the ongoing adaptation of the product range and implementation of the Europe-wide logistics concept.

Non-current assets increased from EUR 75.1m to EUR 78.5m as a result of investments in buildings and tools made within the framework of the plant structure concept as well as the capitalisation of software costs. Receivables and other assets increased from EUR 31.8m to EUR 35.1m due to the rise in the business volume, while inventories were further reduced from EUR 30.2m to EUR 29.0m. Further reductions in inventories are expected to be achieved in the medium term due to increased transparency and the ongoing adaptation of the product range and implementation of the Europe-wide logistics concept.

Other material assets of the WashTec Group include goodwill of EUR 36.0m as well as deferred tax assets of EUR 30.1m.

From 2005, in accordance with IFRS 3 in conjunction with IAS 36, goodwill may no longer be amortised. Management therefore subjects goodwill recognised in the balance sheet to an annual impairment test. Even on the basis of a conservative business forecast, no impairment requirement can currently be identified. Deferred tax assets from loss carryforwards, which principally relate to losses incurred by

California Kleindienst before the merger with Wesumat in 2000 and restructuring expenditure in 2002 and 2003, will be exhausted within a period of around five years, despite the minimum taxation payable in Germany on the basis of expected future earnings.

As of 31 December 2005, current assets amounted to EUR 71.0m, compared with EUR 62.7m in the previous year.

Equity increased significantly from EUR 4.0m to EUR 49.3m as a result of the capital increase and positive earnings development. The Company was able to almost fully repay its subordinated loan from the funds of the capital increase. With an equity ratio of 27.0%, WashTec once again has a sound capital structure.

Equity increased significantly from EUR 4.0m to EUR 49.3m as a result of the capital increase and positive earnings development. The Company was able to almost fully repay its subordinated loan from the funds of the capital increase. With an equity ratio of 27.0%, WashTec once again has a sound capital structure.

WashTec AG's equity was EUR 130.6m (2004: EUR 95.0m). This results in an equity ratio of 94.1% (2004: 81.0%) of the balance sheet total.

Liabilities due to banks fell from EUR 60.1m to EUR 51.1m.

The refinancing of working capital loans in June 2005 by means of a long-term syndicated loan of EUR 75m was the main reason for changes in liabilities due to banks. An amount of EUR 43.5m in respect of the long-term syndicated loan is disclosed under non-current liabilities. As of 31 December 2005, net bank debts (bank debts less bank balances) had fallen to EUR 44.2m (as of 31 December 2004: EUR 59.2m).

Provisions increased from EUR 34.4m to EUR 42.8m. This increase was attributable in particular to provisions for personnel, phased retirement, products and other operating expenses.

3.2 Financial Management

The main aim of financial management is the optimisation of the free cash flow in order to finance planned growth and further reduce external financing.

The main aim of financial management is the optimisation of the free cash flow in order to finance planned growth and further reduce external financing.

The required liquidity is guaranteed by the new financing structure. At the year-end, the Company had non-utilised credit lines of EUR 10.0m and cash and cash equivalents of EUR 6.9m, although all liabilities were paid making use of available discounts wherever possible.

3.3 Cash Flow Statement

Cash inflows from operating activities were EUR 25.5m (2004: EUR 32.1m). This is primarily attributable to the improvement in the operating result and changes in working capital.

The net cash inflow from financing activities is the result of the capital increase (EUR 38.0m) and the raising of long-term loans (EUR 47.2m) as well as the contrasting effects of the repayment of subordinate loans from funds from the capital increase, repayment of bank liabilities from current cash flow and cash outflows from finance leases. In total, this results in a net increase in cash and cash equivalents of EUR 58.3m.

3.4 Investments

Investments totalled EUR 12.3m (2004: EUR 7.2m). The WashTec Group's investment activities focused on the development of new products, the introduction of SAP and the mobile connection of service technicians and the implementation of the restructuring of production facilities. Cash outflows from financing activities amounted to EUR 11.6m, compared with EUR 6.4m in the previous year.

The WashTec Group's investment activities focused on the development of new products, the introduction of SAP and the mobile technician connection and the implementation of the restructuring of production facilities.

Investments in EUR m


2001
10.4
2002
10.8
2003
4.2
2004
7.2
2005
12.3

The investment programme implemented following restructuring in Germany has thus largely been completed. Further investments are planned in 2006, particularly in the supply chain area and in the infrastructure of the US subsidiary.

4. Supplementary Report

In January 2006, WashTec AG announced the takeover of Mark VII Equipment LLC, USA effective 1 January 2006. On 19 January 2006, the US subsidiary Wesumat Cleaning Technologies Inc. signed an agreement for the purchase of substantially all of the assets and the material assets and liabilities of the US manufacturer of cleaning systems for cars, Mark VII Equipment, LLC, Arvada, Colorado, USA.

In January 2006, WashTec AG announced the takeover of Mark VII Equipment LLC, USA effective 1 January 2006. According to WashTec market studies, Mark VII is number 3 in cleaning systems for cars in the USA. The transaction was concluded in February 2006 and was funded by means of an increase in the existing credit lines extended by the WashTec Group's banking syndicate

According to WashTec market studies, Mark VII is number 3 in cleaning systems for cars in the USA. The vendor is an institutional investor. An amount of up to a maximum of USD 25m was agreed as purchase price, dependent on the audited EBITDA for the 2005 financial year. This purchase price includes of a variable component up to a maximum of USD 2.0m, dependent on factors such as sales growth for the Mark VII products in 2006 and 2007. The EBITDA multiplier based on the earnings for the 2005 financial year is 6.2.

Mark VII offers a complete product portfolio of touch-free cleaning systems and has also operated WashTec roll-over systems as an exclusive authorised dealer in the USA since 2003. Mark VII generated constant sales growth in the USA in recent years thanks to its international sales network. Sales of around USD 40m were generated in 2005. The company has been generating positive operating results for a number of years. The transaction was closed in February 2006 and was funded by means of an increase in the existing credit lines extended by the WashTec Group's banking syndicate.

Comparison of European and US market

	USA	Europe
Total installed roll-over systems 2004	> 40,000	> 50,000
Sold units: high pressure roll-over systems	70%	0%
Sold units: friction roll-over systems	30%	100%
Number of cars and vans in m (2004)	255	260
Number of petrol stations in thousands	171	124
Market volume	↗	→

5. Risk Report

Within the scope of its international business activities, the WashTec Group is exposed to risks, which are inseparable from the Group's business activities. In order to manage these risks in a controlled manner, the main business processes are subject to an internal management and monitoring system that recognises risks at an early stage and implements the necessary countermeasures in a timely manner. Due to the continuously changing conditions and requirements, risk identification is a well-integrated component in our daily work processes.

Risk Management

The risk management system of WashTec AG has been fully revised by the WashTec AG management board. A multi-stage system for identifying and monitoring all risks to the Company's ability to continue as a going concern has been installed. The task of this system is to recognise the threat posed by future events using a forecast and so allow the necessary measures to be taken in a structured approach.

Monitoring and Management System

The following main tools are utilised for the monitoring and management system:

- Extended management board meeting
- Information circle meeting
- Annual planning
- Forecast calculation
- Monthly and quarterly reporting
- Strategic product committee
- Investment planning
- Production and capacity planning
- Internal audit
- Debtor management
- Insurance policies
- Risk officer

These arrangements and tools form the basis for our existing risk management system.

Risks

Business Risks

As of the balance sheet date of 31 December 2005, the opportunities and threats that could have a material influence on the further development of the WashTec Group were as follows:

Ongoing Cost Optimisation

The continuation of the newly identified projects and the definition of new cost cutting measures are key requirements for the further success of the Company. Only with constant optimisation of the cost structures will the company be able to uphold its leading position in the market and maintain a production location generating good results of operations in the high-wage German economy. Ongoing and new projects are expected to result in sustainable improvements in the Company's cost structure. If all the projects are fully realised, this could significantly enhance the WashTec Group's cost structures and results.

Establishment of new sales and service organisations and product development

The establishment of new sales and service companies and the development of new products can entail specific risks for WashTec. All the Company's strategic investments, including investments relating to the establishment of its sales and service activities, are based on an analysis of market requirements and a corresponding investment calculation. However, it can not be ruled out that these analyses or the Company's investment reports will subsequently prove to be incorrect or that the establishment of functions will not succeed as planned or on time.

Only with constant optimisation of the cost structures will the company be able to uphold its leading position in the market and maintain a production location generating good results of operations in the high-wage German economy.

The expansion of the sales organisation as a result of the acquisition of companies or parts of companies generally requires the raising of additional external capital. An incorrect estimate or incorrect valuation of the target companies could negatively impact the Group's net assets, financial position and results of operations.

WashTec could also be exposed to risks in respect of start-up losses from the establishment of new subsidiaries or the set-up of currently inactive subsidiaries (e.g. relating to personnel expenses, finance leases for new service cars etc.).

A positive start-up and the successful integration of acquired sales and service organisations could result in an improvement in the WashTec Group's market position and earnings. The successful expansion of the product range combined with the introduction of new products and intensive market penetration can result in an expansion of market shares and an improvement in gross profits.

Risks from Operations

Market and economic changes resulting in lower demand can lead to a decrease in sales. Investment freezes by individual mineral oil companies or the listing of other suppliers as a result of a new tender of framework supplier agreements with mineral oil companies can also trigger significant reductions in sales. The resolving of investment backlogs can subsequently give rise to positive non-recurring effects. Risks from aggressive price competition in connection with declining demand can result in margin pressure in individual market segments.

Price increases from suppliers due to increased raw material prices (e.g. increased steel prices) can result in a rise in manufacturing costs, as well as a reduction in the gross profit margin. However, contrasting effects from projects for reducing purchase prices can eliminate the effects of price increases in some cases. A weak US dollar can also negatively impact the gross profit margin, as it has to be assumed that selling prices would have to be adjusted accordingly over the medium term. However, WashTec bills the majority of its sales in euros and its exposure to risks arising from depreciation of the US dollar is limited.

WashTec AG has installed a systematic and intensive market observation system. This way, countermeasures can be quickly taken whenever the economy weakens or there are fluctuations in the market. Revenue risks from declining demand, or risks from falling prices are minimised through ongoing product enhancement, optimisation of the product range, adjustment of purchase conditions, capacity adjustment options through the employment of temporary workers, as well as agreements for flexible seasonal working models based on annual working hours.

Financial Risks

In June 2005, the WashTec Group was granted credit lines totalling EUR 75m as part of refinancing by a banking syndicate. The terms of this syndicated loan restrict the WashTec Group's financial and operating flexibility. During the term of the syndicated loan, the WashTec Group has an obligation to comply with certain financial convenants. Compliance is guaranteed through forecasts and the ongoing financial control.

The base interest rate of the new loans is variable and is linked to the EURIBOR. To reduce the risk from a general increase in interest and to improve planning security, the variable interest rate was hedged by means of an interest rate swap for up to 75% of the loan. However, should, contrary to expectations, the general interest rate fall below the hedged rate, the WashTec Group will forego the opportunity of benefiting from an even lower interest burden. This was not the case as of 31 December 2005.

Currency risks relating to deliveries made outside the EU area are mainly minimised through the use of forward contracts. WashTec aims to conclude its international agreements (tenders, dealers agreements) in EUROS.

Supplier Risks

The following risks exist for input materials: supplier schedule risks, product availability risks, quality risks, and purchase price risks. The dependency on suppliers makes it necessary to use a strict supplier and purchase management system. For this purpose, a clear system is in place to assess and employ only reliable and quality-bound suppliers.

Investment Risks

The Company provides comprehensive policies for investments and other expenditures. The policies define upper expense limits and responsible persons. Larger investments are summarised in an annual investment plan and approved by the supervisory board.

Quality and Process Risks

Quality and process risks can arise in connection with the introduction of new products to the market as well as the conversion of internal processes. Certification and ongoing quality control ensure that all processes in the Company are continually monitored and documented.

Capacity Risks

A decline in demand usually leads to an adjustment in capacity. Using internal market observations, ongoing production and capacity planning, WashTec aims to recognise capacity risks as early as possible. The targeted employment of temporary workers and flexible seasonal working models based on annual working hours in combination with a low vertical integration enables short-term capacity adjustments.

Risk Management

All operational risks are permanently analysed, discussed and documented in monthly reporting. Sales development and all expenditures, cash flows, employee development, all substantial elements of working capital and the balance sheet are reported. Risk assessment in respect of current business and options for future businesses can be derived from these figures. The competitor situation and customers' needs become more transparent as a result of regular meetings and communications with customers during visits by sales and service personnel.

The management board is confident that the risks identified will not jeopardise the Company's ability to continue as a going concern.

6. Outlook

Economic Performance and the Market

The replacement business will continue to be dominant in the core markets in Western Europe. Dynamic market growth is expected in Eastern Europe and further sustained market growth in the USA.

The management board of WashTec AG expects a stable economic environment in 2006 and 2007. From today's perspective, the investment behaviour of mineral oil companies, car dealers, and individual operators is not expected to change significantly. The replacement business will continue to be dominant in the core markets in Western Europe. More dynamic market growth is expected in Eastern Europe and further sustained market growth in the USA. The Company expects that international mineral oil companies will respond positively to the expansion of our market presence in the USA.

WashTec Company Development

The projects completed in 2005 will contribute to a further improvement in cost structures.

The projects completed in 2005 will contribute to a further improvement in cost structures. These include the effects from concentrating production in one location as well as the application of new production methods, effects from insourcing parts of pre-fabrication and outsourcing the varnishing plant. Personnel expenses for 2006 are expected to contain a smaller charge from the virtual stock option plan. The disbursement of plans expiring at the end of 2005 will result in cash outflows in 2006.

Work began on further projects in all operating areas. These will be implemented in 2006 and will make a contribution to the ongoing improvement of the cost structures from 2007. These include the Europe-wide centralisation of the replacement part logistics function. The subsidiaries are also expected to gradually implement SAP.

The market and product campaign will continue. In the roll-over systems segment, a new basic line is due to be presented at automechanika, the industry's largest trade fair. There will also be further innovations in the areas of wash conveyors, commercial car wash systems and self-service technology.

In Austria, we expect to achieve a positive operating result in the first year following the commencement of activities. The development of the car wash business in all markets in Eastern Europe is expected to be driven by a sales organisation that specifically targets the growth markets in Eastern Europe.

The activities of the Italian subsidiary will be further intensified in 2006.
In southern Europe, market shares will increase thanks to the new additions to the product portfolio. The structures will also be aligned towards further sales growth.

One focus of activities in 2006 will be the integration of the Mark VII LLC. The final assembly of the WashTec Softwash roll-over systems for the USA will take place in Denver, Colorado from the middle of 2006. All production processes will be rationalised and optimised in accordance with the WashTec benchmark. A roll-over system developed for the USA based on the SoftCare range will be produced on site from 2007. The integration of Mark VII into the WashTec Group and the related investments will put a slight burden on the result in 2006. Based on the considerable potential of the Company, we expect contributions to profit at the level of the European WashTec companies in the medium term.

One focus of activities in 2006 will be the integration of the Mark VII LLC. The final assembly of the WashTec Softwash roll-over systems for the USA will take place in Denver, Colorado from the middle of 2006.

The establishment of a local presence in Asia is being examined. Such a move would enable the Company to play an above-average role in market growth with its own organisation should market volumes rise.

WashTec intends to further extend its position as a market, innovation and return-on-investment leader. As the industry's best-performing company, a significant increase in earnings is also targeted in 2006. Following admittance to the Prime Standard, the Company is aiming for inclusion in the SDAX.

The Management Board


WASHTEC – MARKET LEADER

ALFRED ZACH

Sales Manager at WashTec Cleaning Technology GmbH, Vienna

"We started operations in Austria in May 2005 with a complete sales and service network and experts from all areas of the industry. We have succeeded in becoming Austria's number one in sales and service rapidly thanks to a lean organisation. We continue to work on extending our market position in Austria and Eastern Europe. WashTec Austria stands for professionalism and the profitability of our customers".


WASHTEC –
RETURN ON INVESTMENT LEADER





DANIELA BRINKER
Head of SAP Competence Centre

"In 2005, we introduced SAP-R3 in the central areas in Augsburg. With the help of an integrated system, we are standardising the processes at WashTec. Our aim is to define the best processes as a benchmark for the entire Group and to make our set-ups available on site for the roll-out at the subsidiaries. This is an exciting task".



ANNUAL AND CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Note	1 Jan. to 31 Dec. 2005 EUR	1 Jan. to 31 Dec. 2004 EUR
Sales	30	**225,787,387**	**211,774,168**
Change in inventory		-1,356,860	-210,654
Other capitalised own-account services		172,802	393,700
Other operating income	31	4,857,617	5,088,677
Total		**229,460,946**	**217,045,891**
Cost of materials			
Cost of raw materials, consumables and supplies and of purchased merchandise		74,093,863	72,135,914
Cost of purchased services		16,906,673	17,201,877
	32	**91,000,536**	**89,337,791**
Personnel expenses			
Wages and salaries		65,775,075	58,587,008
Social security contributions		11,939,557	12,900,439
Retirement benefit costs		2,240,102	1,054,183
	33	**79,954,734**	**72,541,630**
Amortisation and depreciation of intangible assets and property, plant and equipment		6,745,125	12,314,189
Other operating expenses	34	31,915,101	32,897,950
Other taxes		463,360	891,480
Total operating expenses		**210,078,856**	**207,983,040**
Operating result		**19,382,090**	**9,062,851**
Other interest and similar income		310,361	296,657
Interest and similar expenses		4,680,779	8,325,155
Financial result	35	**-4,370,418**	**-8,028,498**
Result from ordinary business activities/EBT		**15,011,672**	**1,034,352**
Income taxes	36	-5,588,245	-4,241,466
Net profit/(loss) for the period		**9,423,427**	**-3,207,115**
Profit/loss carried forward		**-44,658,966**	**-41,451,851**
Dividend distribution to shareholders		0	0
Consolidated accumulated loss		**-35,235,539**	**-44,658,966**
Earnings per share (basic = diluted)		**0.81**	**-0.28**

CONSOLIDATED BALANCE SHEET

Assets	Note	31 Dec. 2005 €	31 Dec. 2004 €
Non-current assets			
Intangible assets			
Franchises, industrial and similar rights and assets and licenses			
in such rights and assets		5,127,139	3,159,071
– thereof acquired		2,487,120	160,668
– thereof internally generated		2,640,019	2,998,403
Goodwill		35,964,069	35,964,069
Payments on account		1,138,164	1,561,541
	7	**42,229,372**	**40,684,681**
Property, plant and equipment			
Land, land rights and buildings			
including buildings on third-party land		22,146,299	22,498,653
Technical plant and machinery		2,935,329	1,582,254
Finance leases		6,528,879	7,458,060
Other equipment, fixtures and fittings		2,834,644	2,143,749
Payments on account and assets under construction		1,758,648	612,589
	8	**36,203,799**	**34,295,305**
Financial assets			
Investments		0	87,422
Other loans		26,182	11,182
	9	**26,182**	**98,604**
		78,459,353	**75,078,590**
Deferred tax assets	11	**30,110,780**	**30,946,817**
Non-current receivables and other assets (due in over one year)			
Trade receivables		70,000	99,000
Other asset	13	**70,000**	**99,000**
Total non-current assets		**108,640,133**	**106,124,407**
Current assets			
Non-current assets available for sale	10	**1,341,046**	**0**
Inventories			
Raw materials, consumables and supplies		14,131,700	15,595,298
Work in progress		1,631,194	1,986,397
Finished goods		5,831,660	6,833,317
Merchandise		5,708,551	5,668,346
Payments on account		1,696,477	152,807
	12	**28,999,582**	**30,236,165**
Current receivables and other assets (due within one year)			
Trade receivables	14	33,387,802	28,438,758
Receivables from investees	15	0	110,033
Receivables from the tax office		269,801	231,369
Other assets	16	1,420,325	2,827,007
	13	**35,077,928**	**31,607,167**
Cash and cash equivalents	17	**6,908,601**	**814,545**
Current assets		**70,986,111**	**62,657,877**
Prepaid expenses	18	**1,507,588**	**1,295,362**
Total assets		**182,474,878**	**170,077,646**

Equity and liabilities	Note	31 Dec. 2005 €	31 Dec. 2004 €
Equity			
Subscribed capital	19	40,000,000	20,000,000
Capital reserves	20	44,337,746	27,383,540
Other reserves	21	178,696	1,300,270
Loss carried forward	22	-44,658,966	-41,451,851
Consolidated net profit/(loss)		9,423,427	-3,207,115
		49,280,903	**4,024,844**
Non-current liabilities and provisions			
Non-current liabilities			
Financial liabilities	26	43,534,242	296,435
Other liabilities	28	5,987,497	4,705,419
		49,521,739	**5,001,854**
Non-current provisions			
Provisions for pensions	23	7,237,780	5,574,764
Other non-current provisions	25	8,910,193	8,458,754
		16,147,973	**14,033,518**
Total non-current liabilities		**65,669,712**	**19,035,372**
Current liabilities			
Current liabilities			
Convertible bonds	27	51,129	51,129
Financial liabilities	26	7,588,219	59,755,621
Payments received on account of orders	28	5,551,683	3,813,570
Trade payables	28	6,962,384	5,729,861
Other (from taxes and levies)	28	3,255,347	3,209,087
Other (for social security)	28	783,452	1,607,259
Other	28	10,317,422	47,837,708
		34,509,636	**122,004,235**
Current provisions			
Tax provisions	24	3,329,883	2,547,994
Other current provisions	25	23,322,784	17,818,265
		26,652,667	**20,366,259**
Total current liabilities		**61,162,303**	**142,370,494**
Deferred income	29	**6,361,960**	**4,646,936**
Total equity and liabilities		**182,474,878**	**170,077,646**

STATEMENT OF CHANGES IN CONSOLIDATED NON-CURRENT ASSETS FOR THE PERIOD FROM 1 JANUARY TO 31 DECEMBER 2005

	Cost					
	1 Jan. 2005	Currency difference	Additions	Disposals	Reclassifica-tions	31 Dec. 2005
	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k
Intangible assets						
Franchises, industrial and similar rights and assets and licenses in such rights and assets	5,551	19	1,785	105	1,117	**8,367**
– of which acquired	1,698	19	1,612	79	1,117	**4,367**
– of which internally generated	3,853		173	26	0	**4,000**
Goodwill	61,561	0	0	0	0	**61,561**
Payments on account	1,562	0	695	0	–1,119	**1,138**
	68,674	**19**	**2,480**	**105**	**–2**	**71,066**
Property, plant and equipment						
Land, land rights and buildings	38,265	180	2,132	1,050	328	**39,855**
Technical plant and machinery	13,178	137	2,267	549	–446	**14,587**
Other equipment, fixtures and fittings	12,274	137	1,873	1,550	665	**13,399**
Finance leases	14,487	–1	1,831	2,309	0	**14,008**
Payments on account	612	0	1,692	0	–545	**1,759**
	78,816	**453**	**9,795**	**5,458**	**2**	**83,608**
Non-current assets held for sale	**5.867**	**0**	**0**	**0**	**0**	**5,867**
Financial assets						
Investments	161	0	0	1	0	**160**
Other loans	11	0	15	0	0	**26**
	172	**0**	**15**	**1**	**0**	**186**
Non-current assets	**153,529**	**472**	**12,290**	**5,564**	**0**	**160,727**

Accumulated amortisation/depreciation							Net book values	
1 Jan. 2005	Currency difference	Additions	Extraordinary additions	Disposals	Reclassifica-tions	31 Dec. 2005	31 Dec. 2005	31 Dec. 2004
EUR k	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k
2,392	4	845	53	54	−1	3,239	5,128	3,159
1,537	4	335	53	49	−1	1,879	2,488	161
855		510		5	0	1,360	2,640	2,998
25,597	0	0	0	0	0	25,597	35,964	35,964
0	0	0	0	0	0	0	1,138	1,562
27,989	4	845	53	54	−1	28,836	42,230	40,685
17,216	28	974	0	528	19	17,709	22,146	21,049
11,596	41	714	319	435	−583	11,652	2,935	1,582
10,130	41	1,173	0	1,345	565	10,564	2,835	2,144
7,029	0	2,470	0	2,020	0	7,479	6,529	7,458
0	0	0	0	0	0	0	1,759	612
45,971	110	5,331	319	4,328	1	47,404	36,204	32,845
4,417		109	0	0	0	4,526	1,341	1,450
73	0	0	87	0	0	160	0	88
0	0	0	0	0	0	0	26	11
73	0	0	87	0	0	160	26	99
78,450	114	6,285	459	4,382	0	80,926	79,801	75,079

STATEMENT OF CHANGES IN CONSOLIDATED NON-CURRENT ASSETS FOR THE PERIOD FROM 1 JANUARY TO 31 DECEMBER 2004

	Cost					
	1 Jan. 2004	Currency difference	Additions	Disposals	Reclassifications	31 Dec. 2004
	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k
Intangible assets						
Franchises, industrial and similar rights and assets and licenses in such rights and assets	7,548	0	497	2,494	0	5,551
– of which acquired	4,109	0	83	2,494	0	1,689
– of which internally generated	3,439	0	414	0	0	3,853
Goodwill	64,866	0	0	3,305	0	61,561
Payments on account	0	0	1,562	0	0	1,562
	72,414	**0**	**2,059**	**5,799**	**0**	**68,674**
Property, plant and equipment						
Land, land rights and buildings	43,053	0	27	748	1,800	44,132
Technical plant and machinery	14,105	–1	280	320	–886	13,178
Other equipment, fixtures and fittings	13,027	0	1,149	988	–914	12,274
Finance leases	16,958	1	3,114	5,586	0	14,487
Payments on account	6	0	606	0	0	612
	87,149	**0**	**5,176**	**7,642**	**0**	**84,683**
Financial assets						
Investments	161	0	0	0	0	161
Other loans	11	0	0	0	0	11
	172	**0**	**0**	**0**	**0**	**172**
Non-current assets	**159,735**	**0**	**7,235**	**13,441**	**0**	**153,529**

Accumulated amortisation/depreciation							Net book values	
1 Jan. 2004	Currency *difference*	Additions	Extraordinary *additions*	Disposals	Reclassifica-*tions*	31 Dec. 2004	31 Dec. 2004	31 Dec. 2003
EUR k	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k	EUR k
4,133	0	711	0	2,452	0	2,392	3,159	3,415
3,752	0	237	0	2,454	0	1,537	161	357
381	0	474	0	0	0	855	2,998	3,058
24,385	-8	2,861	1,625	3,266	0	25,597	35,964	40,481
0	0	0	0	0	0	0	1,562	0
28,518	**-8**	**3,572**	**1,625**	**5,718**	**0**	**27,989**	**40,685**	**43,896**
19,245	13	1,043	1,021	628	939	21,633	22,499	23,808
11,487	30	933	0	397	–457	11,596	1,582	2,618
9,829	30	1,495	0	742	–482	10,130	2,144	3,198
9,024	56	2,625	0	4,676	0	7,029	7,458	7,934
0	0	0	0	0	0	0	612	6
49,585	**129**	**6,096**	**1,021**	**6,443**	**0**	**50,388**	**34,295**	**37,564**
73	0	0	0	0	0	73	88	88
0	0	0	0	0	0	0	11	11
73	**0**	**0**	**0**	**0**	**0**	**73**	**99**	**99**
78,176	**121**	**9,668**	**2,646**	**12,161**	**0**	**78,450**	**75,079**	**81,559**

CONSOLIDATED CASH FLOW STATEMENT

	2005	2004
	EUR k	EUR k
EBIT	19,382	9,063
Interest and dividends received	310	297
Interest paid	-4,681	-6,959
Income taxes paid	-3,579	-65
Deconsolidation SSI	1,182	0
Cost of the capital increase	-1,774	0
Amortisation and depreciation of non-current assets	6,745	12,314
Change in non-current provisions	548	2,830
Gain/loss from disposals of non-current assets	-481	-711
Gross cash flow	**17,652**	**16,769**
Decrease in inventories	1,237	6,997
Increase/decrease in trade receivables	-4,949	15,363
Decrease/increase in trade payables	1,233	-3,859
Change in other net current assets	10,327	-3,220
Net cash provided by operating activities (net cash flow)	**25,499**	**32,050**
Cash paid for investments in non-current assets	-12,286	-7,235
Cash received from disposals of non-current assets	727	224
Cash received from the sale of subsidiaries/financial assets	0	638
Net cash used for investing activities	**-11,559**	**-6,373**
Capital increase	38,018	0
Raising of long-term loans	47,203	0
Repayment of mezzanine loan	-36,099	0
Repayment of non-current liabilities from finance leases	-802	-793
Repayment of non-current liabilities to banks	-4,000	-6,175
Repayment of non-current liabilities due to former shareholders Granbee	0	-588
Net cash provided by/used for financing activities	**44,320**	**-7,556**
Net increase/decrease in cash and cash equivalents	**58,260**	**18,121**
Cash and cash equivalents as of 1 January, 2005	**-58,940**	**-77,062**
Cash and cash equivalents as of 31 December, 2005	**-680**	**-58,941**
Balances at banks	**6,909**	**815**
Current bank liabilities	**-7,588**	**-59,756**

BREAKDOWN OF RECOGNIZED INCOME AND EXPENSES

	2005 EUR k	2004 EUR k
Changes in the fair value of financial instruments using for hedging purposes recognised under equity	411	0
Adjustment item for the currency translation of foreign subsidiaries and currency changes	–429	14
Actuarial gains/losses from defined benefit pension obligations and similar obligations	–1,566	0
Deferred taxes on changes in value netted directly with equity	462	0
Changes in value recognised under equity	**–1,122**	**14**
Result after taxes	**9,423**	**–3,207**
Total net profit for the period and changes in value recognised under equity for the period	**8,301**	**–3,193**

Notes to the Consolidated Financial Statements (IFRS) of Washtec AG for Financial Year 2005

General Information

1. General Information on the Company

The Company is registered under the name of WashTec AG and is entered in the commercial register in Augsburg under HRB 81.
The Company's registered office is Argonstrasse 7, 86153 Augsburg, Germany.
The Company's shares are publicly traded.
Unless otherwise indicated, the figures in the consolidated financial statements are shown in thousands of euros (EUR k). The amounts are rounded to the nearest whole euro.
WashTec AG's business objective is the acquisition, holding and sale of investments in other entities, and in particular the assumption of the function of the holding company for the WashTec Group.

2. Accounting

The consolidated financial statements of WashTec AG (as ultimate parent company) have been prepared in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB) in force at the balance sheet date, with due regard to the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The consolidated financial statements comply with EU Directive 1606/2002 dated 19 July 2002 in connection with Section 315a HGB ["Handelsgesetzbuch":German Commercial Code] on specific disclosures and also supplement the Group Management Report.

No accounting policies under German law that are not compliant with IFRSs and the interpretations of the IFRIC were applied.

The requirements of Section 315a HGB for the Company's exemption from its obligation to prepare consolidated financial statements in accordance with German law were met.
The IFRS consolidated financial statements of WashTec apply the following accounting policies that deviate from German commercial law:

- Inventories in accordance with IAS 2
- Recognition of deferred taxes using the balance sheet liability method and on tax loss carryforwards in accordance with IAS 12
- Property, plant and equipment and amortisation and depreciation on non-current assets in accordance with IAS 16
- Recognition of assets and residual liabilities from finance leases in accordance with the classification criteria of IAS 17
- Calculation of provisions for pensions in accordance with IAS 19.
- Effects of changes in foreign exchange rates in accordance with IAS 21
- Impairment of assets in accordance with IAS 36
- Recognition of development costs in accordance with IAS 38.
- Recognition and measurement of financial instruments in accordance with IAS 39
- Share-based remuneration in accordance with IFRS 2

- Business combinations are recognised using the purchase method in accordance with IFRS 3
- Non-current assets held for sale are accounted for in accordance with IFRS 5
- Within the scope of capital consolidation, goodwill was not offset against reserves as permitted under German commercial law. Hidden reserves in land and buildings, including the related tax deferrals, and the deferred tax receivables resulting from loss carryforwards were measured and deducted in determining goodwill.
- Non-current assets held are amortised on a straight-line basis, except goodwill, which is measured in accordance with IFRS 3 in conjunction with IAS 36

Certain items were combined in the income statement as well as in the balance sheet to improve clarity; a full breakdown can be found in the Notes.

3. Consolidated Group

The consolidated financial statements include the financial statements of WashTec AG and its subsidiaries as of 31 December for each financial year. The financial statements of the subsidiaries are prepared with the same balance sheet date as the parent company. Subsidiaries are fully consolidated from the date of acquisition, i.e. from the time the Group obtains control. Subsidiaries are no longer included in the consolidated financial statements once the parent company no longer exercises control over the relevant subsidiary.

WashTec AG holds direct and indirect investments in four German and 14 foreign entities. With the exception of the investments in Wesumat Hungaria Kft., Budapest, Hungary, (40%), all entities are wholly owned.

There were changes in the consolidated group compared with the previous year as a result of the deconsolidation of Sherman Supersonic Industries Corp., Missisauga, Canada (SSI). The company was included in the Group for the last time as of 30 November 2005. The Group disposed of the following cash and cash equivalents and assets and liabilities as a result of the deconsolidation:

Disposal of assets and liabilities from the deconsolidation of SSI in EUR k	2005	2004
Cash and cash equivalents	30	129
Intangible assets	0	17
Property, plant and equipment	46	350
Inventories	476	754
Trade receivables	1,303	963
Other assets	555	107
Provisions	261	178
Loans	4,234	3,821
Liabilities	1,011	347
Other liabilities	72	49
Equity	**–3,168**	**–2,075**

The deconsolidation of the cash generating unit Sherman Supersonic Industries Corp., Canada resulted in a consolidated loss of EUR 1,181k.

The Austrian subsidiary also recommenced operations in the financial year. Within the course of a capital increase, payments of EUR 113k and EUR 1,100k were made to capital stock and capital reserves respectively, and the company changed its name from Wesumat Fahrzeugwaschanlagen Ges.mbH to WashTec Cleaning Technology GmbH, Vienna, Austria.

In addition to the parent company, the following group entities are included in the consolidated financial statements of WashTec AG as of 31 December 2005:

Consolidated entities	Share in capital %	Equity/ capital deficit EUR k	Profit/ Loss EUR k
German entities			
WashTec Cleaning Technology GmbH, Augsburg [1]	100	29,846	0
WashTec Holding GmbH, Augsburg	100	35,373	12,619
WesuRent Car Wash Marketing GmbH, Augsburg [2]	100	51	0
VPL Verbundpartner Leasing GmbH, Augsburg [1]	100	62	0
Foreign entities			
WashTec France S.A.S., St. Jean de Braye, France	100	996	585
Wesumat Belgium S.A., Ohain (Lasne), Belgiium [5]	100	38	0
WashTec UK Ltd., Great Dunmow, UK	100	3,762	671
California Kleindienst Limited, Wokingham, UK [5]	100	0	0
WashTec A/S, Hedehusene, Denmark [7]	100	1,098	296
WashTec Cleaning Technology GmbH, Wien, Austria [4]	100	403	- 800
WashTec Cleaning Technology España S.A., Madrid, Spain [5]	100	1	0
WashTec Benelux B.V., Zoetermeer, Netherlands [3]	100	3,346	382
WashTec Biltvättar AB, Helsingborg, Sweden [5]	100	178	0
Wesumat Inc., Buffalo, USA	100	−15	0
WashTec SRL, Casale, Italy [6]	100	−757	- 527

[1] Profit and loss absorption by WashTec Holding GmbH

[2] Profit and loss absorption by WashTec AG

[3] Subgroup with California Kleindienst Administrative B.V., Zoetermeer, NL and WashTec Benelux N.V., Brussels, Belgium whose result is disclosed at WashTec Benelux B.V., Zoetermeer, NL.

[4] Wesumat Fahrzeugwaschanlagen Ges.mbH, Vienna, Austria changed its name to WashTec Cleaning Technology GmbH, Vienna, Austria

[5] The company is currently inactive

[6] Relocation of registered office from Rome to Casale

[7] Incl. operating sites in Norway

Events after the balance sheet date and prior to the approval of the balance sheet

By agreement dated 18 January 2006, all material assets and liabilities of Mark VII, USA were taken over with effect from 1 January 2006. Mark VII is a leading US manufacturer of vehicle cleaning systems generating sales of some USD 40m in 2005. The company's most important products are touch-free high pressure wash systems that are developed and manufactured in Arvada, a suburb of Denver, Colorado.

The transaction is expected to be concluded after the preparation of Mark VII's annual financial statements for financial year 2005. An amount of up to a maximum of USD 25m was agreed as a purchase price, dependent on the audited EBITDA for financial year 2005. This purchase price includes a variable component up to a maximum of USD 2m, dependent on developments including sales growth for the Mark VII products in 2006 and 2007.

On the basis of provisional estimates, the purchase price relates to the following assets and liabilities:

Mark VII in EUR m	Purchase price allocation	Carrying amounts
Current assets	8.2	8.2
Land and buildings	2.4	0.4
Intangible assets	4.2	0.0
Trade payables	4.5	4.5

EUR 453k of incidental acquisition costs relating to due diligence and other transactions, which were capitalised, was incurred in connection with the acquisition. Due diligence reviews were performed for all significant areas including legal, financial, IT and market risk reviews.

The final purchase price and the allocation of the purchase price to individual assets and liabilities will be decided following the audit of Mark VII's financial statements and other reviews of its annual financial statements.

Provisional goodwill of EUR 11.5m primarily relates to the expertise acquired in respect of touch-free washes and the distributor network.

To-date, no amounts relating to Mark VII have been included in the Group's net profit or loss for the period since the date of acquisition.

The business objective of the major subsidiaries as stated in their articles of incorporation and bylaws is detailed below:

WashTec Holding GmbH, Augsburg
This entity's business objective is to acquire, hold and sell investments, in particular in other entities and real estate, and to offer consulting services to commercial entities. The entity's business objective is also to act as the holding company of the WashTec Group.

WashTec Cleaning Technology GmbH, Augsburg
This entity's business objective is to produce, purchase, sell, rent, lease, install and service wash systems in general with a particular focus on car wash systems, and to purchase, sell and produce all related spare parts and subsidiary products for cleaning, polishing and drying.

WesuRent Car Wash Marketing GmbH, Augsburg
WesuRent Car Wash Marketing GmbH purchases, leases and operates wash systems in the name of and for the account of third parties and offers an extensive range of related services. These include location, operation and competition analyses, capacity and profitability ratio calculations through to the development of financing models and construction plans. In some cases, the entity also acts as a general contractor and provides marketing services for the respective locations. The individual wash systems are typically purchased from WashTec Cleaning Technology GmbH by a leasing company, which then leases the system to WesuRent Car Wash Marketing GmbH. WesuRent Car Wash Marketing GmbH then operates this system in conjunction with the respective customer in its name and for its account

Other Entities
With the exception of Sherman Supersonic Industries Corp., Mississauga, Canada, and Tonawanda, USA (deconsolidation as of 30 November 2005), which produced wash systems for road and rail vehicles and modified pre-installed wash systems to meet US standards, the business objective of all other entities is solely the sale and servicing of car wash systems.

The following entity was not included in the consolidated financial statements as WashTec AG cannot exercise significant influence over the entity. The investment has been written off in full: Wesumat Hungaria Kft., Budapest, Hungary (40% share of equity).

The entity in Markus Spolka z.o.o, Krakow, Poland (50% share of equity) was no longer operative and was wound up in 2005.

4. Methods of Consolidation

For the purposes of consolidation, the national financial statements of subsidiaries are adapted to conform to accounting policies used by the parent company. All intra-group balances, transactions, earnings, expenses, profits and losses from intra-group transactions contained in the carrying amount of assets are eliminated in full.

Capital Consolidation

Capital consolidation was previously performed in accordance with the benchmark method of IAS 22 by offsetting the acquisition costs against the Group's share in equity on the date of acquisition.

EUR 24,837k of goodwill arising on acquisitions before 1 January 1995 was offset against the capital reserves. Assets and liabilities were carried over at fair value. Any difference between the cost of the acquired investments and the corresponding share in the acquired assets and liabilities was allocated to assets and liabilities in a step-up. Any remaining debit differences were increased by deferred tax liabilities on the hidden reserves and reduced by deferred tax assets on acquired tax loss carryforwards. The remaining amount was recognised as goodwill.

Since 1 January 2005, there have been no acquisitions requiring first-time consolidation in accordance with IFRS 3. In application of IFRS 3 in connection with IAS 36 (revised), goodwill is no longer amortised.

Elimination of Intercompany Balances

Receivables and liabilities existing between the entities included in the consolidated financial statements have been eliminated.

Elimination of Intercompany Profits

Inventories were measured at cost in the consolidated financial statements. Intercompany profits of EUR 3,056k (previous year: EUR 1,739k) were eliminated in the consolidated financial statements. The attributable costs of product-related general administration were included in determining the maximum value of cost.

Consolidation of Intercompany Income and Expenses

Sales and other operating income from trade between consolidated entities were offset against the corresponding expenses of the recipient of goods and services in the consolidated income statement.

5. Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate at the balance sheet date.

The annual financial statements of foreign group subsidiaries are translated into euro in accordance with the functional currency concept. The functional currency is the respective local currency. Assets and liabilities are translated at the average rates on the reporting date; the income statement is translated monthly at average rates.

Any resulting differences as well as differences from translating carryforwards from prior years are recognised directly in equity. Goodwill arising on the capital consolidation of foreign subsidiaries is translated at historical cost.

Translation differences recognised directly under equity in the financial year total –EUR 429k (previous year: EUR 14k). No deferred taxes were recognised in 2004 and 2005 on these translation differences which were taken directly to equity.

The following exchange rates were used to translate the currencies of the countries that are not members of European monetary union:

in EUR k	Average rate		Closing rate	
Currency	2005	2004	2005	2004
1 US dollar	0.81	0.80	0.84	0.74
1 Canadian Dollar	0.67	0.62	0.72	0.61
1 pound sterling	1.46	1.47	1.45	1.42
100 Danish krone	13.42	13.44	13.41	13.44
100 Norwegian krone	12.50	11.96	12.52	12.15

6. Accounting Policies

Unless otherwise indicated, the accounting policies applied remain unchanged from the previous year.

The annual financial statements of WashTec AG and the domestic and foreign subsidiaries have been prepared in accordance with uniform accounting policies pursuant to IAS 27. Carrying amounts of subsidiaries not determined in accordance with uniform group accounting policies were retained in individual cases if their effects on the consolidated financial statements are immaterial.

The Group has also applied the new and revised IFRS standards, which are binding for financial years beginning on or after 31 December 2004. This relates in particular to standards IFRS 2 "Share-based remuneration", IFRS 3 "Business combinations" in connection with IAS 36 "Impairment of assets" and IFRS 5 "Non-current assets held for sale and discontinued operations" as well as IAS 19 "Employee benefits" (revised in 2004 and voluntarily applicable before 1 January 2006).

The Group's significant accounting policies are summarised below:

Intangible assets include purchased IT programs and licenses with estimated useful lives of between five and seven years. They are measured at cost less systematic straight-line amortisation.

In accordance with IAS 38 (Intangible Assets), **research costs** should not be recognised as assets and **development costs** may only be capitalised if precisely defined criteria are met. Development costs must be capitalised if it is probable that development activities will give rise to future economic benefits that will cover the development costs in addition to the ongoing costs. Various other criteria must also be met concerning the development project and the product being developed. The research and development costs incurred at WashTec exclusively relate to the development and enhancement of wash systems whose technical feasibility is ensured and whose market demand is substantiated by the sale from comparable products already on the market. Thus the criteria for recognition at WashTec are met. Amortisation is charged on a straight-line basis over eight years.

Goodwill for financial years beginning on or after 31 March 2004 is to be reported in accordance with IFRS 3 in conjunction with IAS 36. According to these standards, intangible assets with an indefinite useful life are no longer amortised. Consequently, goodwill is subjected to an annual impairment test at cash-generating unit level in order to identify possible impairment losses. More frequent tests of impairment of goodwill are performed where this is required.

An impairment is determined by calculating the recoverable amount of the cash-generating unit to which the goodwill relates. If the recoverable amount of the cash-generating unit is less than its carrying amount, an impairment loss is recognised.

To estimate the value in use in accordance with IAS 36, the expected future cash flows from the cash-generating unit are estimated and also measured using an appropriate discount rate to ascertain the present value of the cash flow in question.

Business combinations are recognised using the purchase method in accordance with IFRS 3. The identifiable assets, liabilities and contingent liabilities are recognised at the full amount of their fair values at the time of acquisition. Minority interests are consequently recorded in the amount of their share in the fair values of the assets and liabilities.

On initial recognition, goodwill arising on a business combination is valued at cost, which is measured as the excess of the cost of the business combination over the Group's interest in the fair values of the identifiable assets, liabilities and contingent liabilities acquired.

Property, plant and equipment, buildings and office equipment are measured at cost less accumulated depreciation. In addition to directly attributable costs, the cost of self-constructed assets also includes apportioned materials and labour overheads and write-downs (IAS 16). Borrowing costs are not included in cost (IAS 23). Repair costs are expensed immediately. Depreciation is charged pro rata temporis on a straight-line basis over the useful life of the respective asset.

The carrying amounts of property, plant and equipment are tested for impairment whenever there is any indication that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the value in use. If, especially due to the plant structure concept, the estimated value in use falls below the recoverable amount, the estimated recoverable amount less the expected disposal costs is used.

In the **systems division**, the machines produced by WashTec Cleaning Technology GmbH are sold to a leasing company and leased back by WesuRent in order to lease the machines on to customers in return for usage-based fees. The agreements between the lease company and WesuRent are treated as **finance leases** while the agreements between WesuRent and the customer are treated as **operating leases** as WesuRent bears all of the substantial risks incident to economic ownership. The machines are thus capitalised by WesuRent and are depreciated over a period of six to ten years. The lease liabilities are recognised at the present value of the lease payments. Other finance leases relate to vehicles of WashTec Cleaning Technology GmbH.

Financial assets relate to investments in non-consolidated entities and other loans. Other loans are loans for the purposes of IAS 39. They are carried at amortised cost.

Non-current assets or operations are recognised **as non-current assets held for sale and discontinued operations** in accordance with IFRS 5 if the carrying amount of these items would be higher as a result of disposal rather than continued use. This requirement is only regarded as being fulfilled if disposal is deemed to be highly probable and the asset is available for immediate sale. Management must have resolved the sale and the sale of the asset should be intended within a year of the asset being designated as "available for sale". Measurement is performed using the lower of both values from the fair value less the costs of disposal or the carrying amount.

Inventories are measured at cost applying the moving average method. Inventory allowances are charged if the net realisable value drops as of the reporting date. Cost (IAS 2) comprises all attributable costs, but does not include general and administrative expenses or costs to sell. Interest was not recognised as an asset (IAS 23). Slow-moving inventories were written down using a flat-rate method based on the respective number of stock days or carried at scrap value.

Receivables and other assets are carried at nominal value less recognisable specific bad debt allowances. Bad debt allowances are charged on doubtful receivables. Receivables and other assets are written off if payment is not expected.

In the financial year, **financial instruments** were held in the form of an **interest rate swap**. The positive value of this interest rate swap was reported in current assets. The effectiveness of the hedging transaction against fluctuations in cash flows from the underlying transaction is rated as high. The effectiveness of the hedging transaction is regularly monitored. Interest rate hedging transactions that fulfil the stringent criteria for treatment as hedging arrangements are recognised as follows in the WashTec Group.

Interest rate hedging transactions that fulfil the stringent criteria for treatment as hedging arrangements are recognised as follows in the WashTec Group.

Hedging transactions are classified as cash flow hedges if they are used to hedge against the risk of fluctuations in cash flows that can be attributed to a recognised asset, a recognised liability or a risk associated with a planned transaction that could impact the net profit or loss for the period. The effective portion of the profit or loss from a hedging instrument is recognised directly in equity, while the ineffective portion is recognised in the income statement. The amounts recorded in equity are recognised in the income statement in the period in which the hedged transaction influences the net profit or loss for the period, e.g. the period in which the hedged financial income or expense is recognised or in which an intended sale or purchase is performed. If the hedged transaction relates to the costs of a non-financial asset or a non-financial liability, the amounts recognised in equity are added to the carrying amount of the non-financial assets or the non-financial liability originally recognised. If the intended transaction is no longer expected to be carried out, the amounts previously recognised in equity are recognised in the net profit or loss for the period. If the hedging instrument expires or is sold, ends or another hedging instrument is exercised without being replaced or rolled over into another hedging instrument, or if the Group revokes the designation of a hedging instrument, the previously recognised amounts remain as separate items in equity until such time as the intended transaction has been performed. If the transaction is no longer expected to be performed, the amount is recognised in the income statement.

Provisions for pensions and similar obligations are determined according to the projected unit credit method (IAS 19). This method takes into account the pensions known and expectancies acquired as of the balance sheet date and the increases in salaries and pensions expected in the future.

In accordance with IAS 19 (revised 2004), all actuarial gains and losses are initially directly recognised in their full amount in equity.

The prior-year figures were not readjusted. Further details are provided under point 23 below.

Tax provisions and other provisions are recognised in the event of the existence of an obligation towards a third party as a result of a past event that will probably result in a future outflow of resources, and whose expected amount can be reasonably estimated.

Share-based remuneration is reported in accordance with IFRS 2.

Only the current members and one former member of the management board receive this type of variable remuneration with an incentive effect. The agreements with the relevant members of the management board provide for cash payments and no payments in the form of equity instruments.

Costs arising as a result of cash settled transactions are measured using the Black-Scholes formula at fair value at the time they are first granted taking into account the terms of the contract under which the instruments were granted. This fair value is recorded in the income statement, for which a corresponding provision is set up. The provision is revalued at each balance sheet date up to and including the settlement date. Any resulting changes in fair value are recognised in the income statement.

The provisions reported under **liabilities** pursuant to IAS 37 cover the estimated amount of all recognisable risks and contingent liabilities. Liabilities are carried at amortised cost.

Interest-bearing loans are measured and recognised using the effective interest method in accordance with IAS 39.47.

On first-time recognition, loans are recorded at the fair value of the consideration received less the transaction costs related to taking out the loan. Following initial recognition, the interest-bearing loan is measured at amortised cost in accordance with the effective interest method. Gains and losses are included in the net profit or loss for the period if the liabilities are derecognised or impaired and as well as through the amortisation process.

Borrowing costs are recognised as an expense in the period in which they are incurred in accordance with IAS 23.7.

Deferred income is recognised to ensure that income from servicing agreements is reported in the relevant accounting period.

In accordance with IAS 12, **deferred taxes** are charged on differences between carrying amounts of assets and liabilities in the IFRS financial statements and their tax base, on consolidation entries and on realisable losses carried forward; deferred tax assets are only recognised to the extent that the related tax credits or reductions are likely to be realised. The Company thus recognises the effects of deferred taxes in respect of temporary differences between the carrying amount of an asset or a liability in the IFRS balance sheet and the tax base of these assets and liabilities. It is assumed that these temporary differences will reverse and can be fully utilised in the future. If the expected future results of the Company mean it is improbable that the tax burden will be reduced, the deferred tax assets are written down accordingly.

Deferred taxes are reported as a separate item in the financial statements.

Deferred taxes are determined on the basis of the tax rates expected to apply in the individual countries at the time of realisation. The tax provisions valid or enacted as of the balance sheet date apply. The tax rate for deferred taxes applicable to German entities within the Group is 40%. The Company is subject to trade tax, corporate income tax and the solidarity surcharge.

Income is recognised once it is probable that economic benefits will flow to the Group and the amount of revenue can be measured reliably. Revenues from the sale of products, goods and services are recognised once the performance due has been rendered and the significant risks and rewards have been transferred to the owner. Revenues from the systems division are only realised when the respective car wash is performed, even if the wash system was first sold to an external leasing company, as this sale is treated as a sale and leaseback transaction.

Expenses and income relating to certain periods are only recognised if they relate to the financial year.

In **segment reporting**, information from the annual financial statements is presented by segment and region in accordance with IAS 14. Segment reporting is prepared for the cleaning technology (development, design, production, sales and servicing of automatic wash systems for vehicles) and the systems division (system solutions for operating car wash systems). We refer to Note 40 for detailed information on the segments and divisions.

In the consolidated financial statements, **estimates** and assumptions were made that affect the carrying amounts of the recognised assets. Actual amounts may differ from these estimates. The estimates mainly relate to the recognition of the inventory allowances, the measurement of provisions and the recoverability of deferred tax assets.

Notes to the Consolidated Balance Sheet

7. Intangible Assets

Intangible assets at WashTec Cleaning Technology GmbH include capitalised development costs of EUR 2,640k (previous year: EUR 2,998k) for the new generation of roll-over systems. In the financial year, additions to capitalised development costs totalled EUR 173k (previous year: EUR 414k). Capitalised development costs have an estimated useful life of eight years and are amortised on a straight-line basis over this period.

In addition, research and development costs of EUR 282k (previous year: EUR 234k) were incurred but were not capitalised.

As of 31 December 2005, recognised goodwill totalling EUR 35,964k (previous year: EUR 35,964k) was made up as follows and is attributable to the cleaning technology cash-generating unit:

Goodwill as of 31 Dec. 2005 in EUR k	Cost	Amortisation/ impairment 2005	Accumul. amort. impairment to Dec. 2005	Carrying amount Dec. 2005
California-Kleindienst-Group, Augsburg	43,644	0	10,910	32,734
VPL Verbundpartner Leasing GmbH, Augsburg	3,068	0	1,262	1,806
Ibing GmbH, Recklinghausen	4,061	0	3,543	518
Wesumat Benelux B.V., Netherlands	829	0	135	694
Wesumat France S.A., France	276	0	143	133
WashTec A/S, Denmark	314	0	235	79
WashTec France S.A.S., France	56	0	56	0
Wesumat Fahrzeugwaschanlagen GmbH, Augsburg	6,317	0	6,317	0
Wesumat Biltvättar AB, Sweden	134	0	134	0
Total	**58,699**	**0**	**22,735**	**35,964**

Due to the positive development of the WashTec Group, no impairment was required during the financial year. In the previous year, impairment losses amounted to EUR 4,486k and included an extraordinary impairment loss of EUR 1,625k for the goodwill of Sherman Supersonic Industries Corp., Mississauga, Canada.

The following disposals of goodwill occurred in 2005:

Goodwill as of 31 Dec. 2005 in EUR k	Cost	Amortisation impairment 2005	Accumul. amort. impairment to 31. Dec. 2005	Carrying amount Dec. 05
Disposals in 2005				
Sherman Supersonic Industries Corp. Canada	2,862	0	2,862	0
Total	**2,862**	**0**	**2,862**	**0**

In 2005, the goodwill of Sherman Supersonic Industries Corp., Mississauga, Canada was disposed of as a result of deconsolidation. This had already been fully amortised in the previous year.

Goodwill was tested for impairment in the two cash-generating units, cleaning technology and systems, in accordance with the "value in use" principle. Goodwill was tested for impairment on the basis of long-term planning for the years 2006 to 2008 at Group level.

An impairment loss is recognised if the present value of the future estimated cash flows is less than the net carrying amount of the cash-generating unit including goodwill. This was not the case in the financial year.

Long-term planning is based on the following main assumptions, which have been established taking account of the experience of members of key management over the last five years as well as medium-term strategies for the individual markets. External market studies have provided management with further information. The key assumptions are as follows:

- moderate increase in sales
- cost increases of 2–3%
- wages and salary increases of around 2.5% p.a.
- cost reduction through reorganisation and efficiency projects

Discounting was based on a weighted average cost of capital in the planning period of 4.60% to 5.00% (previous year: 5.71%) and long-term growth in the perpetual annuity of 0.5% (previous year: 0%).

8. Property, Plant and Equipment

Property, plant and equipment include "finance leases" (machinery and vehicles) which are attributable to the Group in accordance with IAS 17. As of 31 December 2005, this item contained machinery of EUR 3,945k (previous year: EUR 4,436k) from sale and leaseback transactions whose historical cost amounted to EUR 10,768k (previous year: EUR 9,943k). Accumulated depreciation to date totals EUR 6,822k. These sale and leaseback agreements usually provide for a purchase option at the end of the term as well as the option to extend the agreement. Price adjustments may not be made during the term of the agreement.

The sale and leaseback transactions were predominantly entered into by WesuRent Car Wash Marketing GmbH in the course of its operator business. The machines produced by WashTec Cleaning Technology GmbH are sold to a leasing company and leased back by WesuRent Car Wash Marketing GmbH, which in turn leases them to customers, especially large operator groups or mineral oil companies, within the scope of its operator model. As a rule, the leaseback agreements have a term of six years while the agreements between WesuRent Car Wash Marketing GmbH and its customers have a term of around ten years. Lease income is calculated on the basis of washes performed. In 2005, income totalled EUR 3,579k (previous year: EUR 3,588k).

Depreciation on property, plant and equipment is charged using the following useful lives:

Property, plant and equipment	Useful life
Buildings	20–50 years
Technical plant and machinery	5–8 years
Other equipment, fixtures and fittings	3–8 years

Depreciation includes write-downs of EUR 459k (previous year: EUR 2,646k) due to changes in the use of assets in Germany in 2005 as well as allowances on equity holdings. The depreciation charge includes an amount of EUR 278k relating to the full write-down of a varnishing plant that was made non-operative as a result of an outsourcing project.

The land, land rights and buildings are attributable to the following entities:

in EUR k	2005	2004
WashTec Cleaning Technology GmbH	20,991	21,042
WashTec UK Ltd., UK	422	500
WashTec Bilvask A/S; Denmark	343	368
WashTec France S.A.S., France	304	292
Sherman Supersonic Industries Corp., Canada	0	278
Others	86	19
Total	**22,146**	**22,499**

Land and buildings for WashTec Cleaning Technology GmbH include land charges with a nominal value of EUR 36,486k (previous year: EUR 46,486k); Land and buildings for WashTec Bilvask A/S contain land charges with a nominal value of EUR 942k. Land charges fell as a result of an agreement with the lender that land charges totalling EUR 10,000 on properties in Schollkrippen previously registered to Deutsche Bank AG would not be transferred to the new banking syndicate due to the planned sale.

9. Financial Assets

Financial assets relate exclusively to deposits paid by WashTec Cleaning Technology GmbH, Augsburg, Germany for foreign subsidiaries.

10. Long-Term Assets Held for Sale

The Company intends to sell land and buildings no longer used within the framework of the restructuring concept and the resulting merging of production locations.

Two buyers have already been found for the land and buildings in Schöllkrippen, Germany. On 23 December 2005, purchase agreements with conditions precedent were concluded; these should be fulfilled by the end of 2006. In accordance with IFRS 5, these items are reported separately in the balance sheet as long-term assets held for sale. The disposal price from the sale is expected to amount to EUR 1,600k, depending on the official valuation. The carrying amount of the land and buildings amounted to EUR 1,341k.

11. Deferred Tax Assets

The balance of deferred tax assets of EUR 30,111k (previous year: EUR 30,947k) chiefly results from deferred tax assets on useable tax loss carryforwards. Total corporate income and trade tax loss carryforwards in Germany amount to EUR 80,802k (previous year: EUR 89,012k) and EUR 78,271k (previous year: EUR 87,163k), respectively, while tax loss carryforwards in other countries amount to EUR 8,163k (previous year: EUR 9,898k). Deferred tax assets are recognised for these amounts to the extent that the recoverability of tax loss carryforwards can be guaranteed with sufficient certainty. This resulted in the recognition of deferred tax assets on tax loss carryforwards totalling EUR 31,736k (previous year: EUR 34,439k), of which EUR 29,406k (previous year: EUR 32,172k) relates to Germany and EUR 2,330k (previous year: EUR 2,267k) to other countries.

On the basis of internal long-term planning for the years 2006 to 2010, the recoverability of tax losses carried forward can be guaranteed with sufficient certainty.

Deferred taxes are calculated in accordance with the liability method based on a tax rate of 40%.

Deferred tax receivables developed as follows in the financial year:

in EUR k	1 Jan. 2005	Change	31 Dec. 2005
Tax losses carried forward	34,439	–2,703	31,736
Temp. differences between commercial and tax bal. sheet	1,330	755	2,085
Elimination of intercompany profits	755	766	1,521
Pensions (difference between IASs and HGB)	143	603	746
Total	**36,667**	**–579**	**36,088**

Deferred tax liabilities developed as follows in the financial year:

Temporary differences between IFRSs/HGB in EUR k	1 Jan. 2005	Change	31 Dec. 2005
Write-ups on land and buildings	–3,968	122	–3,846
Straight-line write-downs	–480	–14	–494
Leases	0	–121	–121
General bad debt allowance	–73	21	–52
Inventories	0	–244	–244
Development costs	–1,199	0	–1,056
Interets rate swap	0	–164	–164
Total	**–5,720**	**–400**	**–5,977**

Deferred tax receivables and liabilities are offset against each other where permitted and when tax receivables and liabilities relate to the same taxation authorities. The following amounts resulting from offsetting receivables and liabilities are shown in the consolidated financial statements:

in EUR k	2005	2004
Deferred tax receivables	36,088	36,667
Deferred tax liabilities	–5,977	–5,720
Total	**30,111**	**30,947**

Deferred tax assets are only recognised to the extent their recoverability can be guaranteed with sufficient certainty. Consequently unrecognised deferred tax assets of EUR 171k (previous year: EUR 842k) exist for a non-recognised tax loss carryforwards of EUR 570k (previous year: EUR 2,802k) in foreign entities.

Deferred tax assets on tax loss carryforwards totalling EUR 200k were recognised for WashTec Cleaning Technology GmbH, Vienna, while an amount of EUR 1,770k was recognised for WashTec AG even though both companies generated a tax loss in the financial year. Both companies expect that the losses carried forward will be utilised within the next five years, even on the basis of a conservative results forecast.

12. Inventories

in EUR k	2005	2004
Raw materials, consumables and supplies	19,840	21,264
Work in progress	1,631	1,986
Finished goods and merchandise	5,832	6,833
Payments on account	1,697	153
Total	**29,000**	**30,236**

The reduction in inventories is the result of an adjustment to the product range and the merging of production facilities.

Inventory allowances amounted to EUR 10,305k (previous year: EUR 11,125k) in the financial year. The carrying amount of the inventories recognised at net realisable value and not at cost amounted to EUR 3,202k (previous year: EUR 4,643k).

Changes in inventories in EUR k	2005
Gross value of inventories as of 31 Dec. 2005	37,941
– Impairments previous years	9,872
+ Impairment reversals previous years	0
– Scrappings financial year	332
– Impairments financial year	433
+ Impairment reversals financial year	0
Net value of inventories as of 31 Dec. 2005	27,304
+ Advance payments on inventories	1,696
Total	**29,000**

13. Receivables and Other Assets

in EUR k	2005	2004
Current trade recievables (due within one year)	33,388	28,439
Current receivables from investees	0	110
Current receivables from the tax office	270	231
Other current assets	1,420	2,827
Other long-term assets	70	99
Total	**35,148**	**31,706**
of which:		
non-current	70	99
current	35,078	31,607

Other non-current assets relate to a dealer loan. The loan bears interest at 3% and is expected to be repaid by 2007.

14. Current Trade Receivables

in EUR k	2005	2004
Gross value	36,886	33,166
Bad debt allowances	-3,498	-4,727
Net value	**33,388**	**28,439**

The reduction in bad debt allowances is primarily due to an improvement in receivables management. In addition, the previous year's allowance of certain receivables of WashTec S.R.L., Casale, Italy was no longer required due to the fact that the company resumed activities during the year.

15. Receivables From Investees

These receivables result from trade with entities not fully consolidated in the consolidated financial statements and solely relate to receivables from Wesumat Hungaria Kft, Budapest, Hungary. These receivables have been written off in full.

16. Other Current Assets

Other current assets totalling EUR 1,420k (previous year: EUR 2,827k) mainly relate to creditors with debit balances of EUR 99k (previous year: EUR 941k) and prepayments for travel expenses of EUR 212k (previous year: EUR 358k). The fall in other current assets is primarily attributable to improved creditor management and a resulting reduction in creditors with debit balances.

In the financial year, an interest rate swap was concluded to hedge an interest rate risk arising as a result of the refinancing of the Company through a syndicated loan. The interest rate swap (beginning 7 July 2005) hedges up to 75% of the interest risks of the loan and is measured at a fair value of EUR 411k. It is reported under current assets and in equity, as it constitutes a hedging instrument in the form of a cash flow hedge. The interest rate of the loan is variable and depends on the development of the EURIBOR as well as an interest margin linked to the Company's operating performance. As of 31 December 2005, an amount of EUR 39m was hedged by the replacement of the variable interest rate of the EURIBOR with a fixed interest rate of 2.465% p.a. The agreement ends on 31 December 2008; the cash flows from this interest rate swap are expected to be spread over term of the agreement.

17. Cash and Cash Equivalents

in EUR k	2005	2004
Balances at banks and cash	6,907	815
Total	**6,907**	**815**

Balances at banks and cash primarily relate to German companies.

18. Prepaid Expenses

Prepaid expenses are recognised to account for prepayments of servicing fees and prepayments of insurance premiums and taxes relating to other periods.

Equity

19. Subscribed Capital

Statement of Changes in Equity EUR k	Subscribed capital	Capital reserve	Accumulated loss	Other reserves	Total
As of 1 Jan. 2004	**20,000**	**27,384**	**−41,452**	**1,287**	**7,218**
Dividend for the previous year					0
Net loss for 2004			−3,207		−3,207
Changes in currency				14	14
Other changes					0
As of 31 December 2004	**20,000**	**27,384**	**−44,659**	**1,300**	**4,025**
Costs of capital increase		−1,774			−1,774
Capital increase	20,000	18,019			38,019
Earnings recognised directly in equity				−1,583*	−1,583
Taxes on transactions recognised directly in equity		709		462*	1,171
Net profit for 2005			9,423		9,423
As of 31 December 2005	**40,000**	**44,338**	**−35,236**	**179**	**49,281**

* Changes recognised in equity – EUR 1,122k

The annual general shareholders' meeting held on 15 June 2005 resolved to increase the capital stock by EUR 20,000,000 from EUR 20,000,000 to EUR 40,000,000 by issuing 7,600,000 new no-par value bearer shares in exchange for cash or non-cash contributions. A total of 2,838,030 new shares were issued in exchange for non-cash contributions and 4,761,970 new shares in exchange for cash contributions.

By resolution of the annual general shareholders' meeting of 15 June 2005, the resolution of the annual general shareholders' meeting of 25 June 2004, which provided for the subscribed capital to be increased by EUR 30,000,000 from EUR 20,000,000 to EUR 50,000,000, was cancelled.

The shareholders Edelmar Vermögensverwaltung GmbH, Munich, Achernar Vermögensverwaltung GmbH, Munich, and Augias Vermögensverwaltung GmbH, Munich, acquired a total of 2,838,030 new shares at a subscription price of EUR 5.00 as part of their subscription right. The above shareholders were entitled to receivables from WashTec Holding GmbH, a wholly-owned subsidiary of WashTec AG, of EUR 37,907,181.18 as a result of loan agreement established on 29 December 1999. The contribution in kind was effected through the assignment of receivables of EUR 14,190,150.00, resulting in a subscription price of EUR 5.00 per share.

The other 4,761,970 new shares were issued by way of indirect subscription right at a subscription price of EUR 5.00 per share.

The capital increase was entered into the Company's commercial register on 5 August 2005.

The subscribed capital of EUR 40,000,000 is now divided into 15,200,000 no-par shares and is fully paid in or paid by contributions in kind.

	1 Jan. 2005	Change	31 Dec. 2005
Number of shares in thousands	7,600	7,600	15,200
Nominal value per share in EUR	2.63	2.63	2.63

Authorised Capital

Authorised Capital I: By resolution of the annual general shareholders' meeting of 15 June 2005, the resolution of the annual general shareholders' meeting of 23 June 2004 on authorised capital was amended as follows: The management board was authorised, with the approval of the supervisory board, to increase the capital stock of the Company by issuing new no-par value bearer shares in exchange for cash or non-cash contributions on one or several occasions by up to a total of EUR 20,000,000.00 until 15 June 2010, and also to determine the substance of the share rights, the details of the capital increase and the terms of share issue, in particular the issue price.

In this respect shareholders must be granted preemptive rights. The shares may be underwritten by one or several banks to be engaged by the management board that shall be obliged to first offer these to the existing shareholders (indirect preemptive right). Subject to the approval of the supervisory board, the management board is also authorised however, to exclude the shareholders' preemptive rights in certain cases in accordance with Article 5.1. of the articles of incorporation of WashTec AG. The management board has not made use of the authorisations yet.

Contingent Capital

Pursuant to Sec. 218 AktG ["Aktiengesetz": German Stock Corporation Act], the contingent capital of a stock corporation may increase in the same proportion as share capital when a capital increase is implemented from reserves.

Contingent Capital I: By resolution of the annual general shareholders' meeting on 28 June 2001, contingent capital I was increased by EUR 15,024 from EUR 511,292 to EUR 526,316 due to the capital increase implemented from reserves. The Company's registered share capital is thus conditionally increased by up to EUR 526,316, divided into 200,000 no-par shares each representing a nominal value of EUR 2.63. The contingent capital increase will be implemented only to the extent that the beneficiaries of convertible bonds – which were issued following the resolution of the annual general shareholders' meeting on 17 October 1997 – exercise their conversion rights and to the extent required for conversion in accordance with the terms and conditions for conversion.

Contingent Capital II: By resolution of the annual general shareholders' meeting on 28 June 2001, contingent capital II was increased by EUR 34,555 from EUR 1,175,971 to EUR 1,210,526 due to the capital increase implemented from reserves. The contingent capital II resolved at the extraordinary general shareholders' meeting on 22 December 1999 enables the Company to conditionally increase share capital by up to EUR 1,210,526 by issuing up to 460,000 no-par value bearer shares each representing EUR 2.63 of share capital. The contingent capital increase exclusively serves the granting of option rights to members of the management board of the Company and members of management of associated companies and to employees (including executives) of the Company and of companies associated with the Company. The shareholders are not entitled to subscribe to the option rights. The contingent capital increase will only be implemented to the extent that the owners of the issued option rights make use of their option rights. In financial years 2000 to 2004, the management board and the supervisory board issued 20,000 warrants to executives at a strike price of EUR 8.95 per share.

The option beneficiaries do not have to pay for the granting of the option rights. The option rights can only be exercised following expiry of a two-year vesting period staggered within a three-year period, and no later than 18 September 2005. The option beneficiaries had not made use of their exercise rights at the end of financial year 2005. The option rights have thus lapsed.

20. Capital Reserves

The capital reserves consist of the premium from the capital increases implemented. This derives mainly from the contribution of California Kleindienst Holding GmbH into WashTec AG as of 1 January 2000 of EUR 18,019k – less EUR 1,774k capital increase costs – from the capital increase in August 2005, as well as an amount of EUR 709k relating to taxes on transactions recorded directly in equity.

21. Other Reserves

Other reserves comprise in particular the recognition of actuarial gains and losses relating to pension provisions, the recording of cash flow hedges and the presentation of currency changes.

The Group uses derivative financial instruments in the form of an interest swap to hedge against interest rate risks. As of 31 December 2005, the fair value of this swap was EUR 411k. Derivative financial instruments are recognised at the date on which the corresponding agreement is concluded, initially at fair value, and are subsequently revalued at fair value. They are recognised as assets if their fair value is positive and as liabilities if their fair value is negative. The interest rate swap used in the WashTec Group hedges the syndicated loan by replacing variable interest rates with a fixed interest rate (hedging transaction).

The interest rate swap was recognised by WashTec for the first time in 2005. As of 31 December 2005, the interest rate swap contained no ineffective portion. In accordance with IAS 39, the fair value of the interest rate swap of EUR 411k including deferred taxes was therefore recognised in full in equity.

On 16 December 2004, the IASB published an amendment to IAS 19 "Employee benefits", which permits the immediate set off of actuarial gains and losses against equity. Actuarial losses of EUR 1,566 thousand have been set off against equity under the application of the new regulation.

The reserve for exchange rate fluctuations of -EUR 429k is used to recognise differences arising from the translation of the financial statements of foreign subsidiaries.

22. Losses Carried Forward and Consolidated Net Loss

WashTec distributed no dividend for financial year 2004.

23. Provisions for Pensions

Provisions mainly relate to WashTec Cleaning Technology GmbH, Augsburg, and have been recognised for obligations from future and current benefit entitlements to current and former employees and their survivors. According to the pension scheme retirement benefits (after reaching 63 years of age), early retirement and disability benefits are granted. Employees must serve the Company for ten years to be entitled to benefits, with years of service only taken into account after the employee has reached the age of 30. The monthly retirement benefit is derived from a fixed amount multiplied by the number of pensionable years of service. In addition, individual contractual regulations apply. Provisions for defined benefit plans are measured according to the projected unit credit method in accordance with IAS 19. The amount of the provision was computed using actuarial methods and a discount rate of 4.0% (previous year: 4.5%). Annual salary and cost of living increases continued to be measured at 1.5%. The "2005 G mortality tables" (previous year: "1998 mortality tables") published by Klaus Heubeck were used as a biometrical basis of calculation. Staff turnover ratios were estimated according to age and sex.

The number of beneficiaries as of 31 December 2005 came to 213 employees (previous year: 203 employees).

The amounts disclosed in the balance sheet break down as follows:

in EUR k	2005	2004
Present value of unfunded obligations	7,237	6,083
Unrecognised actuarial losses	0	-508
Total	**7,237**	**5,575**

All actuarial losses were set off against equity in 2005.

Provisions for pensions developed as follows in financial years 2005 and 2004:

in EUR k	2005	2004
As of 1 January	5,575	5,547
Pensions paid	−350	−326
Allocation	446	354
Actuarial losses	1,566	0
As of 31 December	**7,237**	**5,575**

The expense contained in the income statement from the allocation to the pension provision breaks down as follows:

in EUR k	2005	2004
Service cost in the financial year	33	35
Interest expense	413	319
Pension expenses	**446**	**354**

24. Provisions for Taxes

Provisions for taxes of EUR 3,330k (previous year: EUR 2,548k) primarily relate to income taxes.

25. Other Provisions

	Provisions							**Total**	
	Phased retire-ment	Guar-antees	Repur-chase ob-ligations	Severance payments	Phamtom stocks	Other	Accruals		
in EUR k	2005	2005	2005	2005	2005	2005	2005	2005	2004
As of 1 Jan.	4,485	5,998	5,490	3,638	585	2,138	3,943	26,277	28,450
Currency difference	0	5	49	0	0	2	0	56	
Allocation	1,205	1,914	1,010	862	5,746	1,762	3,533	16,032	12,850
Reversal	−53	−900	0	−82	0	−170	−146	−1,351	−375
Income statement	1,152	1,014	1,010	780	5,746	1,592	3,387	14,681	12,475
Utilisation	−728	−1,752	−480	−1,295	0	−1,339	−3,187	−8,781	−14,648
As of 31 Dec.	4,909	5,265	6,069	3,123	6,331	2,393	4,143	32,233	26,277
thereof current (due in less than 1 year)	828	5,265	1,239	3,123	6,331	2,393	4,143	23,322	17,818
thereof non-current (due in more than 1 year)	4,081	0	4,830	0	0	0	0	8,911	8,459

The provision for phased retirement was calculated in accordance with the recommendation of the Main Technical Committee of the German Institute of Public Auditors (IDW) (IDW AcP HFA 3) dated 18 November 1998. The calculation was based on an interest rate of 3.0% (previous year: 3.5%) and an annual salary increase of 2%.

The provision for repurchase obligations is determined on a rolling basis and has a term of up to five years.

Further information on the phantom stocks can be found in the notes on the remuneration of the management board.

The other provisions of EUR 2,393k (previous year: EUR 2,138k) mainly relate to provisions for litigation risks (EUR 1,202k; previous year: EUR 1,129k), rent payments (EUR 717k; previous year: EUR 563k) and product liability (EUR 135k; previous year: EUR 270k).

Accruals of EUR 4,143k (previous year: EUR 3,943k) arise from outstanding invoices for services rendered and for credit notes to be issued in the service area.

26. Liabilities to Banks and Similar Institutions

in EUR k	2005	2004
Current liabilities to banks	7,588	59,756
Non-current liabilities to banks	43,534	296
Total	**51,122**	**60,052**

A credit line of EUR 75,000k consisting of several tranches was extended by the banking syndicate within the framework of Company refinancing. As a result of the refinancing, the predominantly short-term bank liabilities were replaced with new short-term and long-term loans, with maturities until 31 December 2008 and 30 June 2009, respectively. A discount was calculated for the refinancing; this was deducted directly from liabilities in accordance with IAS 39. The discount is amortised on a pro-rata basis over the term of the loan. The amounts included in interest expense in the financial year totalled EUR 254k.

The interest rate for the loan is variable and depends on the development of the EURIBOR and an interest margin linked to the operating performance of the Company. Depending on the tranche, the interest margin can vary between 1.25% and 2.75%.

Key assets of the WashTec Group were assigned or pledged as collateral to secure the working capital facilities granted.

Weighted, effective average rate of interest	from July 2005	until June 2005	2004
Liabilities due to banks	5.6%	7.1%	6.7%

27. Convertible Bonds

in EUR k	2005	2004
Current convertible bonds	51	51

By resolution of the annual general shareholders' meeting on 17 October 1997, the Company's management board is authorised to issue registered bearer convertible bonds with an interest rate of 2% p.a. with a total value of up to EUR 511,292 (EUR 526,316 after the capital increase pursuant to the resolution of the annual general shareholders' meeting on 28 June 2001) until 31 December 1998 with a maximum term until 31 December 2008. The holders of registered bearer convertible bonds are entitled to convert each nominal EUR 2.56 (EUR 2.63 after capital increase) of a registered bearer convertible bond into one ordinary share in the Company. The holders of the registered convertible bonds may be executives, employees within the meaning of Sec. 5 (3) BetrVG ["Betriebsverfassungsgesetz": German Works Constitution Act] and staff not bound by collective bargaining agreements or those of affiliated entities. The legal subscription rights of the shareholders are excluded. The conversion rights may be exercised for the first time three years (50% of shares) and then five years (50% of shares) after the decision of the management board on granting registered convertible bonds.

Pursuant to Article. 7.3 of the terms of issue, employees are entitled to convert their convertible bonds by making an additional payment (EUR 11.21 per share). The additional payment is the difference between the conversion price and the nominal value (EUR 2.63 per share after capital increase). The conversion price is the market price on the date of issue plus 3% p.a. from the date of acquisition. In 1997, convertible bonds of EUR 393,695 were issued to the management board and executives. This amount fell to EUR 51,129 as of 31 December 2004 due to employees and members of the management board leaving the Company and has since remained unchanged.

Weighted, effective average rate of interest	from July 2005	until June 2005	2004
Convertible bonds	2.0%	2.0%	2.0%

The fair value of the convertible bond is EUR 5k below the carrying amount.

28. Liabilities

in EUR k	2005	2004
Trade payables (due within 1 year)	6,962	5,730
Payments received on account of orders (due within 1 year)	5,552	3,814
For taxes and levies (due within 1 year)	3,255	3,209
For social security (due within 1 year)	783	1,607
other liabilities (due within 1 year)	10,318	47,838
other liabilities (due in 1 to 5 years)	5,987	4,705
Total	**32,857**	**66,903**
thereof: current (due within 1 year)	26,870	62,198
thereof: non-current (due in more than 1 year)	5,987	4,705

In addition to wage taxes for December 2005, liabilities for taxes and levies mainly relate to unpaid VAT.

Other liabilities due within one year (EUR 10,318k; previous year: EUR 47,838k) and due within one and five years (EUR 5,987k; previous year: EUR 4,705k) include finance lease liabilities with the following present values:

in EUR k	Present value 2005	Nominal value 2005	Present value 2004	Nominal value 2004
Due within one year	2,145	2,258	2,140	2,331
Due within one to five years	4,161	4,604	4,705	5,186
Total	**6,306**	**6,862**	**6,845**	**7,517**

The lease liabilities mainly relate to the leasing of vehicles and wash systems in the Systems division.

The minimum lease payments for these finance lease liabilities amount to:

in EUR k	2005	2004
Lease payments due	**6,862**	**7,517**
thereof: within one year	2,258	2,331
thereof: in more than one year	4,604	5,186
Interest payments	**556**	**672**
Present value leases	**6,306**	**6,845**
thereof: within one year	2,145	2,140
thereof: in more than one year	4,161	4,705

Other liabilities due within one year include debtors with credit balances of EUR 513k (previous year: EUR 216k), liabilities due to employees of EUR 6,917k (previous year: EUR 6,464k) and liabilities for employer's liability insurance of EUR 605k (previous year: EUR 524k).

Other liabilities due within one to five years include the long-term portion of the finance lease liabilities (EUR 4,161k; previous year: EUR 4,705k).

Other long-term liabilities (in the previous year reported under other liabilities due within one year) also contain a subordinated loan of EUR 1,826k extended to WashTec Holding GmbH (previously mezzanine loan) by the former shareholders Edelmar Vermögensverwaltung GmbH, Munich, Achernar Vermögensverwaltung GmbH, Munich, and Augias Vermögensverwaltung GmbH, Munich, a wholly-owned subsidiary of WashTec AG (previous year: nominal amount of EUR 37,907k).

The capital increase implemented in August 2005 was used among other things to repay almost the full amount of the mezzanine loan. The remaining loan has attracted interest of 4% since 1 July 2005. The interest is due for payment to the lender at the end of each interest period. In addition to the interest, a repayment charge is payable. The repayment charge depends on the operating performance of the Company and amounts to 2% p.a. for the period 1 July 2005 to 30 June 2006. The loan matures on 30 June 2010; early repayment is possible without redemption charges.

29. Deferred Income

Deferred income of EUR 6.362k (previous year: EUR 4,647k) primarily relates to the recognition of sales for concluded service agreements in the period to which they relate.

Notes to the consolidated income statement

Non-Recurring Expenses

With regard to the analysis of the results of operations, it should be noted that financial years 2005 and 2004 are impacted by a number of special effects. These non-recurring expenses are chiefly due to restructuring and balance sheet adjustments.

in EUR k	2005	2004
Phased retirement/severance payments/personnel expenses	1,380	–95
Impairment losses[1]	459	2,646
Write-downs/ write-ups of inventories	–137	2,278
Legal and consulting fees	672	565
Deconsolidation, other SSI	1,181	0
other	921	768
Total	**4,476**	**6,162**

[1] Impairment losses in the financial year relate to a depreciation on a varnishing plant of EUR 278k and a write-down on the investment in Wesumat Hungaria Kft., Budapest, Hungary of EUR 87k).

The income statement contains the following non-recurring income and expense items

in EUR k	2005	2004
Other operating income	–476	–3,415
Personnel expenses	1,380	–95
Cost of materials	890	2,278
Amortisation and depreciation	459	2,646
other operating expenses	2,103	4,398
Interest expenses	120	350
Total	**4,476**	**6,162**

In the previous year, the phased retirement/severance payments/personnel expenses item contained earnings of EUR 2,228k from a collective agreement on reorganisation for Germany (waiver of wages and salaries during the restructuring period).

30. Sales

Sales of EUR 225,787k (previous year: EUR 211,774k) include EUR 3,579k (previous year: EUR 3,588k) from lease/rental income for wash systems. The agreements do not provide for any minimum lease payments and only provide for usage-based payments.

Sales are recognised on the basis of the individual contractual terms and conditions. In the case of machine sales, these conditions relate to either delivery or installation of the machine. Sales from servicing are realised when the service is rendered.

31. Other Operating Income

Other operating income of EUR 4,858k(previous year: EUR 5,089k) mainly comprises income from the reversal of provisions and bad debt allowances of EUR 1,898k (previous year: EUR 1,455k), income from the resale of leased vehicles and sales of property plant and equipment of EUR 676k(previous year: EUR 1,480k), other income from leases of EUR 693k (previous year: EUR 0) and exchange rate gains of EUR 186k (previous year: EUR 163k).

32. Cost of Materials

in EUR k	2005	2004
Cost of raw materials, consumables and suppl. and of purch. merchandise	74,094	72,136
Cost of purchased services	16,907	17,202
Total	**91,001**	**89,338**

33. Personnel Expenses

Personnel expenses for the financial year contain expenses of EUR 5,746k (previous year: EUR 585k) for the virtual share option scheme, EUR 538k (previous year: EUR 2,133k) for severance payments, as well as EUR 1,205k (previous year: EUR 232k) for allocations to phased retirement, of which an amount of EUR 842k is non-recurring, as well as EUR 446k (previous year: EUR 354k) for pension provisions.

Headcount developed as follows across the Group on an annual average basis:

Average headcount	2005	2004
Wage earners	792	828
Salaried employees	517	533
Total	**1,309**	**1,361**

Personnel expenses also include pension payments of EUR 45k (previous year: EUR 7k) to a pension fund for former members of the management board.

34. Other Operating Expenses

Other operating expenses break down as follows:

in EUR k	2005	2004
Vehicle costs	6,485	6,494
Legal and consulting fees	2,645	3,283
Allocation to bad debt allowances	2,247	2,349
Travel expenses	2,709	2,577
Miscellaneous administrative expenses / other expenses	4,529	4,295
Temporary workers	2,018	1,479
Communcation expenses	1,724	1,828
Advertsing and trade fair expenses	1,628	2,252
Maintenance/repairs	2,525	1,777
IT expenses	1,555	1,864
Rent/operating leases excl. vehicles	1,189	1,829
Exchange differences	194	286
Insurance	843	949
Office supplies	676	624
Loss on assets disposals	196	291
Expenses for own patents and property rights	228	290
Fees, licences and development costs	282	234
PR work	242	198
Total	**31,915**	**32,899**

The fees paid to auditors (Ernst & Young Wirtschaftsprüfungsgesellschaft) in financial year 2005 break down as follows:

Auditors fees in EUR k	2005
Auditing	413
Other certification or assessment services	359
Tax consultancy services	0
Other services	21
Total	**793**

35. Financial Result

in EUR k	2005	2004
Interest and similar income	310	297
Interest and similar expenses	-4,680	-8,325
Financial result	**-4,370**	**-8,028**

In addition to loan interest, interest and similar expenses contains the pro-rated release of amounts of the discount (EUR 254k) on the syndicated loan. Further details are shown under liabilities to banks.

The previous year's financial statements also contain interest expenses of EUR 1,366k for accrued interest on the subordinated loan (interest rate 6%).

36. Income Taxes

This item relates to both current and deferred taxes.

The table below shows a reconciliation of the expected to the current tax expense disclosed. To calculate the anticipated tax expense, earnings before income taxes were multiplied by the group tax rate of 40%.

in EUR k	Assessment base 2005	Tax expense 2005	Assessment base 2004	Tax expense 2004
Expected income tax expense	15,012	6,005	1,034	414
Tax differences due to different foreign tax rates[1]	0	-92	0	-152
Effects of the non-recognition of deferred tax assets[2]	0	-671	0	345
Goodwill amortisation (IAS 36)	0	0	3,960	1,584
Non-deductible expenses for foreign investments	3,580	1,432	1,465	586
Reversal of special item for mezzanine tax loans	0	0	1,021	408
Non-deductible expenses in connection with write-ups on investments	132	54	1,460	584
Tax-neutral effect of the Wesurail disposals	0	0	-735	-294
Tax-neutral effect of deconsolidation of SSI	-3,344	-1,338	0	0
Prior-year tax[3]	0	0	0	387
Non-deductibe interest on perm. debt[4]	1,467	194	1,695	225
Other	10	4	385	154
Current income tax expense	**16,857**	**5,588**	**10,285**	**4,241**

1) Relates to subsidiaries in the UK, Denmark/Norway, France, the Benelux countries and Austria (previous year: UK, Denmark, France, and the Benelux countries).
2) Relates to subsidiaries in Canada and the United Kingdom (Previous year: Canada, Spain and the United Kingdom).
3) Thereof current tax of EUR 474k for WashTec France S.A.S., St. Jean de Braye, France.
4) Incl. corporate income tax effect due to the deductibility of trade tax.

Tax expenses break down as follows:

in EUR k	Tax expenses 2005	Tax expenses 2004
Deferred tax expenses	2,009	2,363
Actual tax expenses	3,579	1,879
Total	**5,588**	**4,241**

In addition, in net terms EUR 1,171k in deferred taxes were credited directly to equity.

37. Earnings Per Share

In accordance with IAS 33, earnings per share are calculated by dividing the consolidated net profit by the number of shares outstanding.

To ensure comparability of earnings per share between periods as a result of the capital increase, it is necessary to calculate a weighted average of the number of shares taking into account the share price. The share price is taken into account by multiplying the previous number of shares with the quotient from the market value of the shares immediately before and after the exercising of the subscription rights.

The quotient to be used to adapt the previous number of shares is calculated by dividing the rate immediately before exercising the subscription right by the theoretical value of the shares after exercising the subscription right.

The weighted average of shares is now calculated on a pro-rata basis; and the existing ordinary shares for the period prior to the issue of the new shares are adapted to the quotient calculated above.

The calculation is performed as follows:

Calculation of earnings per share	
Calculation of number of shares:	
Share price before subscription on 21 July 2005	7.50 €
Share price after subscription on 5 August 2005	7.00 €
Subscription price	5.00 €
Number of shares before capital increase	7,600,000
Subscription right 1:1	1:1

Theoretical value of share after excercising of subscription right:

$$\frac{7{,}600{,}000 \times 7.5 + 7{,}600{,}000 \times 5.0}{15{,}200{,}000} = 6.25$$

Quotient for adapting previous number of shares:

$$\frac{7.50}{6.25} = 1.20$$

Weighted number of shares:

$$\frac{7{,}600{,}000 \times 1.2 \times 7 \text{ months} + 15{,}200{,}000 \times 5 \text{ months}}{12 \text{ months}} = 11{,}653{,}333$$

Calculation of earnings per share in EUR	2005	2004[1]	2004
Consoldiated net profit/loss in EUR k	9,423	−3,207	−3,207
Weighted average of issued shares	11,653,333	11,653,333	7,600,000
Earnings per share	0.81	−0.28	−0.42

[1] retrospective presentation with capital increase

Due to the provisions in the underlying agreements, the stock options and convertible bonds issued cannot yet be exercised and thus do not dilute the number of shares. For this reason, the diluted earnings per share correspond to basic earnings per share.

Dividend Per Share

It will be proposed to the annual general shareholders' meeting on 31 May 2006 not to distribute a dividend for the financial year.

38. Additional Notes to the Cash Flow Statement

The cash flow statements show how cash and cash equivalents (cash, balances at banks and short-term bank liabilities) of the WashTec Group developed in the financial year. Cash flows were classified by cash flow from operating activities, investing activities and financing activities in accordance with IAS 7.

39. Contingent Liabilities and Other Financial Obligations

Contingencies

At the balance sheet date, the WashTec Group had contingent liabilities relating primarily to contract fulfilment obligations and the repurchase of machines totalling EUR 750k (previous year: EUR 1,080k).

Other Financial Obligations

The following obligations exist as of the balance sheet date with regard to operating leases; amounts stated are in thousands of euros, split up by maturity:

Year	up to 1 year	1 to 5 years	Over 5 years	Tota
2004	1,222	2,693	78	**3,992**
2005	2,377	1,866	549	**4,792**

These leases mainly relate to leased customer service vehicles. The agreements have a term of between three and five years and generally contain clauses on renewal and purchase options as well as escalation clauses.

Hedging Policies and Financial Derivatives

WashTec is exposed to risks from changes in prices, interest rates and exchange rates in the course of its operating activities. It is company policy to avoid or mitigate these risks as far as possible. All hedging measures are coordinated and carried out centrally.

Currency and Interest Rate Risk

On a monthly basis, WashTec identifies all items which are subject to interest and currency rate risk, assesses the probability of occurrence of negative developments for the Company and takes any decisions required to avoid, reduce or transfer the corresponding interest and/ or currency positions. Derivative financial instruments in the form of an interest rate swap to hedge interest rate risks from the syndicated loan were concluded in the financial year.

The interest rate for the loan is variable and depends on the development of the EURIBOR and an interest margin linked to the operating performance of the Company. As of 31 December 2005, an amount of EUR 39m was hedged by the replacement of the variable interest rate of the EURIBOR with a fixed interest rate of 2.465% p.a. The agreement expires on 31 December 2008 and the cash flows from this interest rate swap are expected to be spread over term of the agreement.

Liquidity Risk

Ensuring that the WashTec entities are solvent at all times is a key business objective. Potential bottlenecks were identified and appropriate steps taken in good time thanks to the cash management system in place. Unutilised credit lines ensure the supply of liquidity. The credit lines for the working capital financing extended by the banking syndicate of the WashTec Group are subject to the joint and several liability of WashTec Cleaning Technology GmbH, as borrower, in joint liability with WashTec Holding GmbH and WashTec AG. The WashTec Group is chiefly financed via WashTec Cleaning Technology GmbH which also has the largest financing requirement, being the most important operating company.

Credit Risk

The theoretical maximum credit risk from primary financial instruments corresponds to the value of all receivables less the liabilities to the same debtors. WashTec endeavours to keep the del credere risk as low as possible. If the customer does not have a first-rate credit rating, order acceptance is subject to strict controls. For new customers, the Company requests evidence of credit standing or financing. We assume that the bad debt allowances are sufficient to cover the actual risk.

40. Notes on Segment Reporting

Pursuant to IAS 14 ("Segment Reporting") the segment report is based on distinguishable business and geographical segments in accordance with the internal reporting structure. Segment reporting should reflect the earnings power and prospects of individual activities of the Group.

The divisions cover the following activities:

The cleaning technology division comprises the development, design, production, sale and servicing of automatic wash systems for cars, commercial vehicles and rail vehicles.

The systems division offers system solutions for the operation of vehicle wash systems. Finished machines are sold to a leasing company and then leased back to be re-leased to customers, in particular major operator groups or mineral oil companies within the framework of their operating models. These agreements generally have a term of five to ten years.

The systems business is consolidated at WesuRent Car Wash Marketing GmbH, Augsburg. All other companies have been assigned to the cleaning technology division.

The business divisions of the Wash Tec Group operate worldwide and are divided into the following regions: Germany, Rest of Europe, North America and Other Countries (Other).

All segment data of the divisions are presented prior to consolidation based on internal practice. To reconcile the data to the consolidated figures, the intragroup items are eliminated in a separate column.

The transfer prices between the individual group entities are charged at arm's length. They take account of the specific market and economic conditions in the individual regions.

By Division

	Cleaning Technology		Systems		Consolidation		Group	
in EUR k	2005	2004	2005	2004	2005	2004	2005	2004
External sales	222,481	208,186	3,579	3,588	−273		225,787	211,774
Other income	4,853	5,126	5	1		−38	4,858	5,089
Operating result	18,787	8,286	595	777			**19,382**	**9,063**
Income from interest and financial assets	310	297	0	0			310	297
Interest and similar expenses	−4,495	−8,325	−186	0			−4,681	−8,325
Result from ordinary activities	14,603	257	409	777			**15,012**	**1,034**
Income taxes							−5,588	−4,241
Consolidated net profit/loss for the year							**9,423**	**−3,207**
Equity	49,230	3,974	51	51	0	0	49,281	4,025
Liabilities	123,726	161,409	3,159	41	−53	−44	126,832	161,406
Non current assets	75,153	74,933	3,306	146	0	0	78,459	75,079
Current assets	72,298	62,658	386	0	−287	0	72,397	62,658
Investments	11,970	5,762	320	1,473	0	0	12,290	7,235
Amortisation/depreciation expense	−5,453	−11,010	−1,292	−1,304	0	0	−6,745	−12,314
Non-cash expenses/income other than depreciation/amortisation	**−1,182**	**2,830**	**0**	**0**	**0**	**0**	**−1,182**	**2,830**

All non-recurring expenses and income are attributable to the cleaning technology division.

Group sales break down by sales division as follows:

in EUR k	2005	2004	Change
Cleaning technology division			
New machines	145,803	126,523	19,280
Spare parts, service	68,525	70,507	−1,982
Used machines	2,037	5,067	−3,030
Chemicals	4,072	3,868	204
Accessories and miscellaneous	2,045	2,221	−176
Other	**222,482**	**208,186**	**14,296**
Systems division			
Leasing of systems	3,579	3,588	−9
Total	**3,579**	**3,588**	**−9**
Consolidation	**−274**	**0**	**−274**
Total	**225,787**	**211,774**	**14,013**

By Region

Group assets break down by sales region as follows:

2005 in EUR k	Germany	Rest of Europe	North America	Other[1]	Group
Carrying amount of property, plant and equipment	32,883	3,321	0	0	36,204
Investments in property, plant and equipment	8,111	1,684	0	0	9,795
Carrying amount of intangible assets	41,520	709	0	0	42,229
Investments in intangible assets	1,982	498	0	0	2,480
Other asset items	66,425	37,602	15	0	104,042
Investments in other property,plant and equipment	15	0	0	0	15
Balance sheet total	**140,828**	**41,632**	**15**	**0**	**182,475**

2004 in EUR k	Germany	Rest of Europe	North America	Other[1]	Group
Carrying amount of property, plant and equipment	31,234	2,711	350	0	34,295
Investments in property, plant and equipment	4,374	781	21	0	5,176
Carrying amount of intangible assets	39,942	726	17	0	40,685
Investments in intangible assets	2,050	9	0	0	2,059
Other asset items	54,622	38,458	2,018	0	95,098
Investments in other property,plant and equipment	15	0	0	0	15
Balance sheet total	**125,798**	**41,895**	**2,385**	**0**	**170,078**

Group sales were generated in the following regions:

in EUR k	2005	2004	Change
Germany	92,748	90,202	2,546
Rest of Europe	123,258	111,867	11,391
North America	5,484	6,596	-1,112
Other[1]	4,297	3,110	1,187
Total	**225,787**	**211,775**	**14,012**

[1] Especially Asia and Australia

The Company's Executive Bodies

Management Board

Thorsten Krüger, Vöhringen
Spokesman of the Management Board
Sales, Marketing, Strategic Service and Development

Jürgen Lauer, Weißenhorn
Finance, Personnel, IT, Law and Supply Chain

The total remuneration of the management board in 2005 amounted to EUR 479k (previous year: EUR 560k).

Provisions for phantom stocks of EUR 6,331k (previous year: EUR 585k) have also been set up in accordance with IFRS 2.

A virtual stock option plan maturing on 31 December 2005 was established within the framework of the variable remuneration provided for current and former members of the management board. The scheme provides for share price-related cash payments to the beneficiaries (share price less EUR 1.00 times 525,000). The payment is due in 2006. The share price is calculated as the average rate of the Xetra at 17:00 hrs on each of the 10 trading days following the publication of the annual financial statements as of 31 December 2005. When retiring ahead of time, the management board members are only entitled to a payment according to the time served.

To counter the dilution resulting from the capital increase, a second virtual stock option plan (share price less EUR 5.00 [issue price of capital increase] times 350,000) was established for current members of the management board based on the same share price calculation and payment terms as for the first scheme.

The provision calculated using the Black-Scholes Pricing Model as of 31 December 2005 is based on a share price of EUR 10.85, an average volatility over the last 250 days of 86% and a risk-free interest rate of 4%. Information provided on the share price and volatility is based on the publications of reputable German banks.

In February 2006, the current share price is EUR 14. Under the same conditions that applied at the time of the calculation of the share price result, this would result in an additional charge of around EUR 2.5m.

Shares held by members of the management board	Number in 2005	Number in 2004
Thorsten Krüger	0	0
Jürgen Lauer	0	0

Related Party Transactions

Payments from consultant contracts to former members of the management board amounted to EUR 0k (previous year: EUR 98k).

Payments from consultant contracts to former members of the supervisory board amounted to EUR 15k (previous year: EUR 96k). At the balance sheet date, there were no consultant contracts with members of the supervisory board

The following provisions exists for former members of the Company's executive bodies:
- a pension provision of EUR 224k (previous year: EUR 219k).
- a provision for variable remuneration (pro-rated) of EUR 978k (previous year: EUR 227k).

Supervisory Board

Alexander von Engelhardt, Dipl.-Ing. and businessman, Kronberg
Supervisory board member at the following companies:
- Singulus Technologies AG, Kahl/Main (Chairman)
- Dr. Schmidt AG & Co., Berlin (Deputy Chairman) until 31 December 2005
- Gütermann AG, Gutach until 30 June 2005
- Tarkett Sommer AG, Frankenthal

Robert A. Osterrieth, lic. oec. HSG and investment adviser, London (Deputy Chairman)
Director of German Venture Managers (2000) Limited, Hamilton, Bermuda
Director of Schroder Ventures Investment Advisers Limited, London, UK
Supervisory board member at the following companies:
- Pari Capital AG, Munich

Michael Busch, independent management consultant and managing partner of Cobe Consult GmbH, Berlin
Supervisory board member at the following companies:
- Rinol AG, Renningen (Chairman), since 23 May 2005
- Kampa AG, Minden (Deputy Chairman)
- Sto AG, Stühlingen
- J.N. Köbig GmbH, Mainz (member of the advisory board)

In the financial year, the remuneration of the supervisory board contains a variable component for the first time. This component is dependent on the earnings per share calculated in accordance with IAS 33. The total remuneration amounted to EUR 193k (previous year EUR 78k).

Number of shares held by the supervisory board	Number in 2005	Number in 2004
Alexander von Engelhardt	0	0
Robert A. Osterrieth	0	0
Michael Busch	0	0

Disclosure Requirements in Accordance With German Accounting Standards (HGB)

In accordance with Sec. 315a HGB, WashTec AG, which is obliged by Article 4 of EU Directive No. 1606/2002 of European Parliament and the Council dated 19 July 2002 to apply international accounting standards, must supplement its consolidated financial statements with the following disclosures.

Sec. 313 (2) 2 No. 1 HGB: The name and registered office of the companies included in the consolidated financial statements, the share in capital of the subsidiaries which belong to the parent company and the subsidiaries included in the consolidated financial statements. *See also point 3 "Consolidated Group".*

Sec. 314 (1) 1 No. 4 HGB: The average number of employees of the companies included in the consolidated financial statements during the financial year, broken down by group, as well as the personnel expenses incurred in the financial year. *See details on personnel expenses.*

Sec. 314 (1) No. 6 HGB: In the case of members of the executive bodies, a supervisory board, an advisory council or a similar institution of the parent company, in each case for each group of persons, the total remuneration paid for the performance of their duties in the parent company and the subsidiaries during the financial year. In addition to the remuneration for the financial year, further remuneration paid in the financial year that has not yet been disclosed in any consolidated financial statements must also be disclosed. *See the disclosures on the executive bodies.*

Sec. 314 (1) No. 8 HGB: For each of the listed companies included in the consolidated financial statements, a statement that the declaration prescribed in accordance with Sec, 161 AktG has been issued and that this has been made available to the shareholders. *See also "Declaration of Compliance With the Corporate Governance Code" on the next page.*

Sec. 314 (1) No. 9 HGB: To the extent that the company is a parent company that uses an organised market within the meaning of Sec. 2 (5) WpHG ["Wertpapierhandelsgesetz": German Securities Trading Act], the fees paid to the auditors included in the consolidated financial statements within the meaning of Sec. 319 (1) Sentences 1 and 2 for

a. the annual financial statements,
b. other certification or assessment services,
c. tax consultancy services,
d. other services performed for the parent company or its subsidiaries.

The required disclosures are presented in the notes on other operating expenses.

Declaration of Compliance With the Corporate Governance Code Pursuant to Sec. 161 AktG

WashTec AG has issued the declaration for 2005 pursuant to Sec. 161 AktG and made this available to the shareholders at www.WashTec.de.

The management board adopted the consolidated financial statements on 23 February 2006 and immediately passed them on to the supervisory board for review.

The financial statements and the consolidated financial statements will be approved at the supervisory board meeting on 20 March 2006.

Augsburg, 23 February 2006

WashTec AG

Thorsten Krüger Jürgen Lauer

Audit Opinion

We issued the following audit opinion on the consolidated financial statements and the Group Management Report, which was combined with the Company's Management Report:

"We have audited the consolidated financial statements prepared by WashTec AG, Augsburg – consisting of the balance sheet, income statement, breakdown of income and expenditure, statement of cash flows and notes to the financial statements – and the Group Management Report, which was combined with the Company's Management Report, for the financial year from 1 January 2005 until 31 December 2005. The preparation of the consolidated financial statements and Group Management Report in accordance with International Financial Reporting Standards (IFRS) as applicable within the EU and the supplementary commercial provisions in accordance with Section 315a (1) of the HGB is the responsibility of the Company's legal representatives. Our responsibility is to issue an opinion on the consolidated financial statements and Group Management Report on the basis of the audit work we have performed. We were also mandated to issue an opinion on whether the consolidated financial statements comply with the IFRSs in their entirety.

We conducted our audit of the consolidated financial statements in accordance with Section 317 of the HGB and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtsschaftsprüfer (IDW). Those standards require us to plan and perform the audit to be able to identify with sufficient certainty misstatements and violations that could have a material effect on the presentation of the consolidated financial statements in accordance with the applicable accounting regulations or view of the net assets, financial position and results of operations provided by the Group Management Report. Knowledge of business activities and the economic and legal environment of the Group as well as the expectation of possible misstatements are taken into account in determining audit procedures. The effectiveness of the internal accounting control system and evidence supporting the amounts and disclosures in the consolidated financial statements and Group Management report are predominantly tested on a sample basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in the consolidated financial statements, the demarcation of the consolidated group, the accounting and consolidation principles applied and the significant estimates of legal representatives, as well as the evaluation of the overall presentation of the consolidated financial statements and Group Management Report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not given rise to any reservations.

In our opinion, based on the results of our audit, the consolidated financial statements comply with the IFRSs as applicable within the EU, as well as the IFRS in their entirety and the supplementary commercial provisions in accordance with Section 315a (1) of the HGB, and in accordance with these provisions give a true and fair view of the Group's net assets, financial position and results of operations. The Group Management Report is in agreement with the consolidated financial statements, provides a suitable picture of the Group's overall position and suitably presents the opportunities and risks of future development."

Munich, 3 March 2006

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft

Broschulat	Maier
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Certified	(German Certified
Public Accountant)	Public Accountant)

FINANCIAL STATEMENTS OF WASTHEC AG (SHORT-FORM HGB) BALANCE SHEET WASHTEC AG

Assets	31 Dec. 2005	31 Dec. 2004	Change
	EUR k	EUR k	2004/2005
Non-current assets			
Intangible assets	0	1	-1
Property, plant and equipment	5	1	4
Financial assets	124,674	101,360	23,314
	124,679	**101,362**	**23,317**
Current assets			
Receivables from affiliated companies	17,057	13,342	3,715
Other assets	132	67	65
	17,189	13,409	3,780
Prepaid expenses	**22**	**19**	**3**
Total assets	**141,890**	**114,790**	**27,100**

Equity and liabilities	31 Dec. 2005	31 Dec. 2004	Change
	EUR k	EUR k	2004/2005
Equity			
Subscribed capital	40,000	20,000	20,000
Capital reserve	89,090	71,071	18,019
Accumulated profit	4,540	3,880	660
	133,630	**94,951**	**38,679**
Provisions			
Provisions for pensions	224	218	4
Provisions for taxes	123	178	-55
Other provisions	6,742	1,135	5,607
	7,089	**1,531**	**5,558**
Liabilities			
Bonds	51	51	0
Liabilities to banks	1	1	0
Trade payables	300	301	-1
Liabilities to affiliated companies	287	16,756	-16,469
Other liabilities	532	1,999	-1,467
	1,171	**18,308**	**-17,137**
Total equity and liabilities	**141,890**	**114,790**	**27,100**

INCOME STATEMENT OF WASHTEC AG

	31 Dec. 2005	31 Dec. 2004	Change
	EUR k	EUR k	2004/2005
Sales	6,068	2,948	3,120
Other operating income	296	116	180
	6,364	**3,064**	3,300
Personnel expenses			
a) Wages and salaries	6,516	1,523	4,993
b) Social security			
and other benefit costs	40	58	-18
thereof for old-age pensions: EUR 5,128 (prior year: EUR 10,919)			
Amortisation and depreciation on intangible assets			
and property, plant and equipment	3	7	-4
Other operating expenses	2,748	2,025	723
	-9,307	**-3,613**	**5,694**
	-2,943	**-549**	**2,394**
Income from profit and loss transfer agreements	595	777	182
Income from write-ups on financial assets	0	20,397	-20,397
Dividends distributed to affiliated companies	3,000		
Other interest and similar income	11	19	-8
Interest and similar expenses	-1	-2	1
	3,605	**21,191**	**-17,586**
Earnings before income taxes	662	20,642	-19,980
Income taxes	1	-32	-31
Other taxes	0	0	0
	-1	**32**	**-33**
Net profit for the period	661	20,674	20,013
Profit carryforward	3,879	-16,795	20,674
Dividends distributed to shareholders	0	0	0
Accumulated profit	**4,540**	**3,879**	**661**

WASHTEC – RETURN ON INVESTMENT LEADER

DR. XUN YU

Controller, Sales, Area 2,
Subsidiaries, US and Asia

"WashTec has long been established in Europe as the market leader. Although WashTec is already represented in 60 countries through subsidiaries and independent sales partners, WashTec will continue to expand outside Germany. Asia will play an increasingly important role for WashTec. I am pleased to help WashTec continue its international expansion".

FURTHER INFORMATION – WASHTEC WORLDWIDE

Subsidiaries

Austria
WashTec Cleaning Technology GmbH
Wehlistraße 27 b
A-1200 Wien
Tel. 00 43 1 334 30 65 120
Fax 00 43 1 334 30 65 150
hzurwesten@washtec.de

Belgium
WashTec Benelux
Humaniteitslaan 415
B-1190 Brussels
Tel. 0032-2-376 00 35
Fax 0032-2-376 98 51
washtec@sdt.be

Denmark
WashTec A/S
Guldalderen 10
DK-2640 Hedehusene
Tel. 00 45-70 10 15 33
Fax 00 45-70 10 15 36
wt@washtec.dk

France
WashTec France S.A.S.
84, Avenue Denis Papin
F-45 808 St. Jean de Braye Cedex
Tel. 00 33-2-38 60 70 60
Fax 00 33-2-38 60 70 71
washtec@washtec.fr

Great Britain
WashTec UK Ltd.
Unit 14 A Oak Industrial Estate
Chelmsford Rd.
Great Dunmow
Essex CM 6 1 XN
Tel. 00 44-1371-87 88 00
Fax 00 44-1371-87 88 10
info@washtec-uk.com

Italy
WashTec Srl.
Via Achille Grandi 16/E
I-15033 Casale Monferrato
Tel. 0039-01 42 41 87 75
Fax 0039-01 42 45 37 04
gmeschi@washtec.it

Netherlands
WashTec Benelux
Industrieterrein Lansinghage
Radonstraat 9
NL-2718 SV Zoetermeer
Tel. 00 31-79-368 37 20
Fax 00 31-79-368 37 25
info@washtec.nl

Norway
WashTec Bilvask
Bedriftsveien 6
N-0950 Oslo
Tel. 0047-22-91 81 80
Fax 0047-22-16 17 17
a.ingebretsen@washtec.no

USA
Mark VII Equipment Inc.
5981 Tennyson Street
CO-80003 Arvada
Tel. 001 303 432 49 10
Fax 001 303 423 01 39
ccampbell@mark7inc.com

Sales Representatives

Algeria
TopNet
Hai Ain Al-Soltane
Les Vergers/Birkhadern
Algier
Tel. 00213 21 541 570
Fax 00213 21 541 573
mourad@topnet-dz.com

Argentina
Ingeser
Oleodinamicos S.A.
Catulo Castillo 3142
Ciudad de Buenos Aires
Tel./Fax 0054-11-4912-3000
ingeser@arnet.com.ar

Armenia
see Georgia

Australia
Car Kleen Australia Pty. Ltd.
Unit 12,
30–32 Beaconsfield Street
AUS-Alexandria NSW 2015
Tel. 00 61-2-969-024 88
Fax 00 61-2-969-024 99
info@carkleen.com.au

Bahrain
Ebrahim K. Kanoo WLL
P.O. Box 119
BRN-Manama
Tel. 00 973-17 25 26 89
Fax 00 973-17 27 23 87
skalibhat@ekkanoo.com.bh

Belarus
Akvatechnika
Dolgobrodskaja str. 14
Minsk 220037
Republic of Belarus
Tel./Fax 00375-17 230 87 31
aquatechnika@tut.by

Bosnia-Herzegovina
Tehnounion Sarajevo doo
Alipasina br.8
71000 Sarajevo
Bosna i Hercegovina
Tel. 00387 33 554 311
Fax 00387 33 444 000
teusar@bih.net.ba

Bulgaria
Euromarket Industrial
Autoservice Equipment J.S. Co
51 Andrei Liaptchev blvd.
Mladost-1
1784 Sofia, Bulgaria
Tel. 00 359 - 2 97 67 302
Fax 00 359 - 2 97 67 312
automotive@embrd.net

Canary Islands
Dican Auto D.M., SL
C/Ferrallista n° 11
Polignono Industrial Salinetas,
Parcela 36
E-35219 Telde
Las Palmas – Gran Canaria
Islas Canarias – Espana
Tel. 00 34-902 11 77 16
Fax 00 34-928 132 354
pacol@ddmesp.com

China
KW-TEC
car wash equipment
Shanghai Office
Rm 904, Bldg. 1
539 East Xinjian Rd.
201100 Shanghai, China
Tel. 00 86-21 64 12 44 69
Fax 00 86-21 64 14 11 42
steffen.wetzel@kw-tec.com

Colombia
Agriclean Ltda
A.A. 101925
Bogota
Colombia
Tel. 0057 1 86 10 615
Fax 0057 1 86 21 337
agriclean@etb.net.co

Corsica
Ets A. Lavios
Lot. St Francois n° 37
F-20290 Borgo
Tel. 00 33-4-95 36 29 75
Fax 00 33-4-95 36 74 66
armand.lavios@libertysurf.fr

Croatia
Forticar d.o.o.
Savska 41
10000 Zagreb
Tel. 00 385-1-61 76 98 0
Fax 00 385-1-61 76 64 5
atria@atria.hr

Czechia
WashTec CZ, spol. S.r.o.
U Trati 1440/48
100 00 Praha 10
CZ-Strasnice
Tel. 00420-2-7402 1231
Fax 00420-2-7402 1238
washtec@washtec.cz

Cyprus
Panastel Electrical Services
Artis 3
Kato Polemidia, T.T. 4150
CY-Limassol
Tel. 00357-25-39 85 00
Fax 00357-25-39 79 44
panastel@cytanet.com.cy

Egypt
Ferrum Egypt
8 M. Youssef Selim Street
Kairo
Tel. 0020 2 633 97 97
Fax 0020 2 633 97 97
korayemferrum@yahoo.com

Estonia
MC Rolls/Balti Rehviseadmete A/S
Pärnu maantee 232e
11314 Tallinn
Estonia
Tel. 00372-6-599 545
Fax 00372-6-599 546
info@mcrolls.ee

Finland
MC Rolls/ProWash Oy
Juhtatie 2
FIN-00 750 Helsinki
Tel. 00 358-9-350 81 00
Fax 00 358-9-350 81 049
rudi.steiner@mcrolls.fi

Georgia
PMC Ltd.
24 Mosashivili str. (1st floor)
0179 Tbilisi
Georgien
Tel. 00995 32 22 77 37
Fax 00995 32 95 29 09
gkorinteli@yahoo.com

Greece
Impeco
Commercial and Industrial S.A.
Panagi Tsalderi 17–19
GR-176 76 Kallithea Athen
Tel. 00 30-2-10-923 45 22
Fax 00 30-2-10-921 64 78
impeco@hol.gr

Hong Kong
Titan International Ltd.
Hong Kong/China
27th floor
Pacific Plaza
410, des Voeux Road West
Hong Kong
Tel. 00852-2549 48 88
Fax 00852-2549 52 22
mgt@titanhk.com

Hungary
WashTec Cleaning Technology Kft
Hungary
Dulacska u. 3212 / 6
Cora Posta Pf. 204
H-2045 Törökbalint
Tel. 0036-23 511 730/731
Fax 0036-23332 335/ 336
washtec@axelero.hu

India
Power Exports Pvt. Ltd.
General Import & Export
88, New Grain Market
Khanna 141 401
State Punjab
India
Tel. 00 91-93 17 66 43 80
Fax 00 91-16 28-502 057
Powerxpo@sify.com

Indonesia
P.T. Jagat Sentosa Adijaya
Corporation
Jalan Majapahit No. 28 C–D
Jakarta 10160
Indonesia
Tel. 0062-21-380 69 02
Fax 0062-21-380 46 36

Iran
Parizan Sanat
No. 150 Azadi Ave
13117 Teheran
Iran
Tel. 0098 21 600 52 01
Fax 0098 21 600 70 57
hb@parizansanat.com

Ireland
WashTec Ireland Ltd.
Unit 72A
Western Parkway Business Park
Ballymount Road
Dublin 12
Ireland
Tel. 00353 1 822 44 42
Fax 00353 1 822 44 45
dbergin@wesumat.ie

Israel
Laak-Hary Ltd.
2, Shpindel Street
Givat Shmuael (Orli) 51905
Israel
Tel. 00972-3-53 22 082
Fax 00972-3-53 21 447
toyuval@yahoo.com)

Kazakhstan
Too Wekatrans Asiacargo
Zheltoksan 103/27
Almaty – Kazakhstan
Tel. 007 32 72 72 26 54
Fax 007 32 72 61 49 49
head@asiacargo.kz

Lamed Ltd.
155/1, Tazhibayevoi Str.,
Almaty, 480060
Republic of Kazakhstan
Tel. 007 3272 50 21 21
Fax 007 3272 49 65 60
lamed@alakaz.com

Korea
ROHÉ Korea Corporation
302-12 Chamsilbon-Dong
Songpa-Gu
ROK-Seoul
Tel. 00 82-2-425 22 24
Fax 00 82-2-412 22 24
rohe@chol.com

Latvia
JSC »Cosmica«
P.O. Box 2068
LT-3000 Kaunas
Tel. 00 370-7-302080
Fax 00 370-7-302090
tomas.bitinaitis@cosmicaservisas.lt

Lebanon
Ste. Michel A. Cordahi Fils
Avenue Charles Malik
Centre DéDé, 1er étage
16 6920 Beyrouth-Achrafieh
Lebanon
Tel. 009611-20 02 69
Fax 009611-20 27 04
mcf@terra.net.lb

Lithuania
Cosmica Servisas Ltd.
H. ir O. Mionkovskiu 87,
LT-3018, Kaunas , Lithuania
Tel. 00 370-37-302 080
Fax 00 370-37-302 090
tomas.bitinaitis@cosmicaservisas.lt

Luxembourg
APL
70, Rue de Cessange
L-1021 Luxembourg
Tel. 00352 26 55 30-1
Fax 00352 26 55 00 51
cfe@apl.lu

Malta
Anton Cuschieri Import-Export
2, Auqarius Building, 16, Valley Str.
Mosta MST 04
Malta
Tel. 00356 21 42 34 14
Fax 00356 21 41 11 96
antcus@digigate.net

Malaysia
Far East Motors
Ground Floor, Bangunan O'Connor
Lot No 13, Jalan 223
MAL-46 100 Petaling Jaya
Selangor Darul Ehsan
Tel. 00 60-3-79 57 53 96
Fax 00 60-3-7957 32 80
jckooi1@streamyx.com

Morocco
Matam
209, Boulevard Moulay Ismail
Route de Rabat
Casablanca
Morocco
Tel. 00 212-2-240-40 24
Fax 00 212-2-240 40 21
p.lancry@matam.ma

Moldova
Rous Rait Srl
1, Valea Apelor street,
Chisinau, Moldova
Tel. 00373 22 23 80 58
rousrait@yahoo.co.uk

New Caledonia
Soprotec Equpements Véhicules
SARL
Complexe Usine Center
Rond point de Doniambo, BP 8747
98807 Nouméa Cédex
Tel. 00687 26 90 89
Fax 00687 26 90 89
soprotec.ev@canl.nc

New Zealand
Car Kleen New Zealand Ltd.
9B 1066 Great South Road
Penrose
Auckland
New Zealand
Tel. 00 64-9 276 19 60
Fax 00 64-9 276 19 62
cknz@xtra.co.nz

Oman
Zawawi Trading Company
P.O. Box 58, Postal Code 113
OM-Muscat
Tel. 00 968.56 20 77
Fax 00 968-56 27 47
enggztc@omantel.net.om

Philippines
Power-Check Inc.
B-14 Commonwealth Avenue
Old Balara, Diliman
RP-Quezon City
Tel. 00 63-2-932-31-75
Fax 00 63-2-932-63-24
power-check@pldtdsl.net

Poland
PHU Mayco-WashTec
ul. Wadowicka 8H
PL-30-415 Kraków
Tel. 0048-12 269 18 00
Fax 0048-12-269 19 00
mayco@washtec.pl

Portugal
Neoparts Lda.
Av. Infante D. Henrique, Lote 35
P-1800-218 Lisboa
Tel. 00 351-21-855 83 25
Fax 00 351-21-855 83 20
isabel.juliao@neoparts.pt

Qatar
Qatar Trading Company
Ibn. Dirhem Street, 25B Ring Road
Q-Doha
Tel. 00 974-443 11 66
Fax 00 974-432 86 42
qtc@qatar.net.qa

Romania
SC WAPO Service SRL
Str. Aleea Capidava nr. 14–18,
sector 2, Bucharesti
Romania
Tel./Fax 0040 21-241 25 97
costin.poiana@wapo.ro

Russia
ACIS
Avtomotornaja,2
125438 Moskau
Russia
Tel. 0074-95 456 45 11
Fax 0074-95 784 60 90
info@acis.ru

Sweden
WashTec Sverige AB
Sagvagen 40
S-184 40 Akersberga
Tel. 00 46-8-540-6 09 80
Fax 00 46-8-540-832 09
mail@washtec.se

Switzerland
ESA
Einkaufsorganisation
des Schweizerischen Auto-
und Motorfahrzeuggewerbes
Maritzstraße 47
CH-3401 Burgdorf
Tel. 00 41-34-429 00 21
Fax 00 41-34-429 03 28
info@esa.ch

Serbia and Montenegro
Tecon Sistem
Proleterske solidarnosti 21b
11070 Novi Beograd
Serbia and Montenegro
Tel./Fax 00381 11 311 66 50
tecon@eunet.yu

Singapore
Kims Marketing Pte Ltd.
18 Tuas Avenue 9
Singapore 639 177
Tel. 0065 68 96 8000
Fax 0065 68 61 9909
kimin@kimsgroup.com.sg

Slovakia
Tensumat a.s.
Frana Mojtu 1
SLK-949 01 Nitra
Tel. 00421-37-77 223 92
Fax 00421-37-77 220 56
tensumat@tensumat.sk

Slovenia
Tehnounion Opremo d.o.o.
Devova ulica 18
SI-1000 Ljubljana
Slovenia
Tel. 00386-1-513 50 78
Fax 00386-1-513 52 95
caba.gere@tehnounion.si

Spain
Motor Mediterraneo S.A.
Josep Taradellas 100-102
E-08 029 Barcelona
Tel. 00 34-93-363 78 78
Fax 00 34-93-405 32 94
mm@motormediterraneo.com

Thailand
Inter Auto Process Co., Ltd.
647/12 Ramkhamhaeng Road
Huamark, Bangkapi
Bangkok 10240
Thailand
Tel. 0066-2-735 23 84
Fax 0066-2-735 23 85
wesuasia@ksc.th.com

U.A.E.
Al Futtaim Motors
p.o. Box 11052
Dubai
U.A.E
Tel. 00 971-4-285 98 81
Fax 00 971-4-285 75 68
mike.waterhouse@alfuttaim.ae

Ukraine
DP Acis Ukraina
Ul. Raskowoi 19
02660 Kiev
Ukraine
Tel. 0038-044 517 42 81
Fax 0038-044 490 61 66
info@acis.kiev.ua

Venezuela
Grupo 21 C.A.
Urb. Altos de La Pena,
calle Principal,
Qta. Cuarzo, Lomas de la Mariposa
Sector El Faro, Edo Miranda–Z.P.
1060
Venezuela

FURTHER INFORMATION—GLOSSARY

Associated companies	see Subsidiaries
automechanika	World's largest trade fair for petrol stations and petrol station equipment providers. Held every two years in Frankfurt am Main, Germany
Cash flow	Cash balance from inflows and outflows of funds
Cash flow statement	Consideration of liquidity development/cash flows taking into account the source and application of funds during the financial year
Consolidation	Group financial statements prepared as if all the group companies were dependent sub-operations of a commercial unit. Accordingly, intra-group balances are eliminated
Corporate governance	Responsible corporate management and supervision geared towards generating a sustainable increase in corporate value
Current assets	Assets intended to be used for business operations on a short-term basis
DAX	German stock market index. Calculated on the basis of the weighted prices of 30 leading German shares
Deferred items	Transactions in the period under review that relate to a period after the balance sheet date
Deferred taxes	Timing differences between taxes calculated in the financial statements and their tax base intended to allow the reporting of the tax expense in accordance with commercial law
Designated sponsor	A bank that assumes management duties in respect of shares. It undertakes to set binding price limits for the purchase and sale of shares and thus facilitates continuous trade on the XETRA system of Deutsche Börse AG
DRSC	Abbreviation of "Deutsches Rechnungslegungs Standard Committee" e.V. National committee, which among other things pursues the development of recommendations (Standards) governing application of international accounting principles in accordance with the HGB
EBIT	Earnings before interest and taxes
EBITDA	Earnings before interest, taxes, depreciation and amortisation
EBT	Earnings before taxes
Equity	Funds made available to the company by the owners through contributions and/or deposits or from retained profits
External funding	Overall term for the provisions, liabilities and deferred income reported on the liabilities side of the balance sheet
Free float	Part of share capital in broadly dispersed ownership
General Standard	Stock market segment of Deutsche Börse AG for listed companies engaged in official trading. In existence since 1 January 2003, see also Prime Standard
Goodwill	Difference between the fair value and net worth of an acquired company
HGB	Abbreviation for *Handelsgesetzbuch* (German Commercial Code)

IAS/IFRS	International Accounting Standards. Internationally applicable standards issued by the International Standards Board (IASB) governing the external reporting of companies designed to achieve global harmonisation in accounting practices.
KonTraG	*Gesetz zur Kontrolle und Transparenz im Unternehmensbereich* (German Corporate Control and Transparency Act)
Letter of comfort	Formal commitment–e.g. from a parent company on behalf of a subsidiary–to a bank as loan collateral
Market capitalisation	The market price of a listed company. Calculated as the listed value of the share multiplied by the total number of shares
Net indebtedness	Balance of interest-bearing assets and liabilities (amounts due to banks and bills payable less current securities and cash and cash equivalents)
Non-current assets	Assets intended to be used for business operations on a permanent basis
PER	Abbreviation for "price-earnings ratio". Important ratio used to assess the earnings power and development of a company compared to one or several other companies. It shows the relationship between the total gains and losses per individual share and the price of the share. The lower the PER, the better.
Prime Standard	The new Prime Standard segment for shares and share certificates with uniform follow-up obligations for listings – in addition to the General Standard with the statutory minimum requirements of the Official Market or Regulated Market – in existence since 1 January 2003. The Prime Standard is tailored for companies that also want to position themselves for international investors. They must meet high international transparency requirements in addition to those of the General Standard
R & D	Abbreviation for research and development
Return on equity	Ratio of net profit for the period to equity
Risk management	Systematic procedure to identify and evaluate potential risks, select and implement measures for countering risks
SDAX	SDAX is the prime index for 50 smaller businesses, "smallcaps", which follows the values contained in the MDAX® in respect of order book sales and market capitalisation
Subsidiaries	All companies that are directly or indirectly subject to the control of a parent company as a result of a majority holding and/or common management
Xetra trading system	Electronic stock market trading system





FINANCIAL CALENDAR 2006

CORPORATE STRUCTURE



WashTec AG
WesuRent Car Wash Marketing GmbH
WashTec Holding GmbH
WashTec Cleaning Technology GmbH
VPL Verbundpartner Leasing GmbH
WashTec France S.A.S., F
Mark VII Inc., USA
WashTec UK Ltd., GB
WashTec Cleaning Technology España S.A., E*
WashTec Benelux B.V., NL
WashTec Biltvättar AB, S*
WashTec A/S, DK
California Kleindienst Ltd., GB*
WashTec Cleaning Technology GmbH, A
Wesumat Belgium S.A., B*
WashTec SRL, I

*As of March 2006, * The companies are currently inactive*

WASHTEC PRODUCT RANGE

Service (around 1/3 of sales)

- Full service
- Call-out service
- Replacement parts

Products (around 2/3 of sales)


Roll-over systems


Self-service wash systems


Water reclaim systems


Commercial wash systems


Wash conveyors

Facility management

- WesuRent Carwash Marketing

Financing

VPL-Verbundpartner Leasing


WashTec